UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 30, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-42608

MARATHON BANCORP, INC.
(Exact name of registrant as specified in its charter)

Maryland	**86-2191258**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
500 Scott Street, Wausau, Wisconsin	**54403**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(715) 845-7331**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value	**MBBC**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer		☐
Non-accelerated filer	☒	Smaller reporting company		☒
Emerging growth company	☒			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7263(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the last sale price on December 31, 2024 was $20,911,632.

As of September 25, 2025, there were 2,938,698 shares of the registrant's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Proxy Statement for the 2025 Annual Meeting of Stockholders of the Registrant (Part III).

TABLE OF CONTENTS

FORM 10-K ANNUAL REPORT
FOR THE YEAR ENDED
June 30, 2025
MARATHON BANCORP, INC.

PART I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which can be identified by the use of words such as "estimate," "project," "believe," "intend," "anticipate," "assume," "plan," "seek," "expect," "will," "may," "should," "indicate," "would," "contemplate," "continue," "potential," "target" and words of similar meaning. These forward-looking statements include, but are not limited to:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

These forward-looking statements are based on our current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of this Annual Report on Form 10-K.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- inflation, tariffs and changes in the interest rate environment that reduce our margins and yields, our mortgage banking revenues, the fair value of financial instruments or our level of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make;

- general economic conditions, either nationally or in our market areas, that are worse than expected;

- events involving the failure of financial institutions may adversely affect our business, and the market price of our common stock;

- changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for credit losses;

- our ability to access cost-effective funding;

- fluctuations in real estate values and both residential and commercial real estate market conditions;

- demand for loans and deposits in our market area;

- our ability to implement and change our business strategies;

- competition among depository and other financial institutions;

- adverse changes in the securities or secondary mortgage markets, including our ability to sell loans in the secondary market;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

- changes in the quality or composition of our loan or investment portfolios;

- technological changes that may be more difficult or expensive than expected;

- the inability of third-party providers to perform as expected;

- a failure or breach of our operational or security systems or infrastructure, including cyberattacks;

- our ability to manage market risk, credit risk and operational risk in the current economic environment;

- our ability to enter new markets successfully and capitalize on growth opportunities;

- our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we may acquire and our ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

- changes in consumer spending, borrowing and savings habits;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

- our ability to retain key employees;

- any future FDIC insurance premium increases or special assessments may adversely affect our earnings;

- our ability to prevent or mitigate fraudulent activity;

- our ability to evaluate the amount and timing of recognition of future tax assets and liabilities;

- political instability or civil unrest;

- acts of war or terrorism or pandemics such as the COVID-19 pandemic;

- our ability to control operating costs and expenses, including compensation expense associated with equity allocated or awarded to our employees;

- changes in the financial condition, results of operations or future prospects of issuers of securities that we own; and

- our inability to sell our foreclosed assets, net at an amount equal to or greater than the carrying amount.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements.

ITEM 1: BUSINESS

BUSINESS OF MARATHON BANCORP, INC.

Marathon Bancorp, Inc. (the "Company" or "Marathon Bancorp"), a Maryland corporation, was formed in December 2020 to serve as the mid-tier holding company for Marathon Bank (the "Bank") upon the completion of the Bank's mutual holding company reorganization and offering.

On April 14, 2021, the Bank completed its reorganization into the mutual holding company structure and the related stock offering of the Company, the Bank's new holding company. As a result of the reorganization, the Bank became a wholly-owned subsidiary of the Company, the Company issued and sold 45.0% of its outstanding shares of common stock in its stock offering to the public, and the Company issued 55.0% of its outstanding shares of common stock to Marathon MHC ("Mutual Holding Company"), which was the Company's mutual holding company.

On April 21, 2025, the Company completed its conversion from the mutual holding company form of organization to the stock holding company form of organization (the "Conversion"). In connection with the Conversion, the Mutual Holding Company ceased to exist. Also, as part of the Conversion, the Company sold 1,693,411 shares of its common stock (which included 135,472 shares issued to the Employee Stock Ownership Plan ("ESOP")) at a price of $10.00 per share to the public. Each outstanding share of Company common stock owned by the public stockholders of the Company (stockholders other than the Mutual Holding Company) were converted into new shares of Company common stock based on an exchange ratio of 1.3728-to-1. Following the completion of the Conversion, the Company's shares of common stock began trading on the Nasdaq Capital Market under the trading symbol "MBBC."

The Company generated gross proceeds of $16.9 million from the Conversion. Offering expenses in connection with the Conversion were $1.7 million which were netted against the gross proceeds.

In connection with the Conversion, the Company provided a term loan to the ESOP to finance the ESOP's purchase of the 135,472 shares noted above. The Company combined its existing outstanding ESOP loan in the amount of $777,212 with this new loan resulting in a new term loan to the ESOP of $2.1 million which will be repaid in annual installments over 25 years.

Finally, as a result of the Conversion, all existing stock options and restricted stock awards outstanding on April 21, 2025 were adjusted based on the exchange ratio of 1.3728-to-1 including those described in Note 15 to the accompanying audited consolidated financial statements.

Marathon Bancorp, as the holding company of Marathon Bank, is authorized to pursue other business activities permitted by applicable laws and regulations for bank holding companies, which may include the acquisition of banking and financial services companies. The Company is subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Wisconsin Department of Financial Institutions (the "WDFI").

Our cash flow depends on earnings from the investment of the net proceeds we retained, and any dividends received from Marathon Bank. Currently, Marathon Bancorp does not own nor lease any property, but instead uses the premises, equipment and furniture of Marathon Bank. At the present time, we employ only persons who are officers of Marathon Bank to serve as officers of Marathon Bancorp. We also use the support staff of Marathon Bank from time to time. These persons are not separately compensated by Marathon Bancorp. Marathon Bancorp may hire additional employees, as appropriate, to the extent it expands its business in the future. The directors of Marathon Bancorp consist of the current directors of Marathon Bank.

The Company files interim, quarterly and annual reports with the Securities and Exchange Commission (the "SEC"). The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers such as the Company that file electronically with the SEC. All filed SEC reports and interim filings can also be obtained from the Company's website www.marathonbancorp.com on the "Investor Relations" page, without charge from the Company.

<p align="center">**BUSINESS OF MARATHON BANK**</p>

General

Marathon Bank is a Wisconsin-chartered savings bank headquartered in Wausau, Wisconsin. Founded in 1902, we conduct our business from our main office and four branch offices, which are located in Marathon, Ozaukee and Waukesha Counties, Wisconsin. Our primary market area for deposits includes the communities in which we maintain our banking office locations, while our primary lending market area is broader and includes select businesses and customers in Southeastern Wisconsin. We are a community-oriented bank offering a variety of financial products and services to meet the needs of our customers. We believe that our community orientation and personalized service distinguishes us from larger banks that operate in our market area.

From our founding until 2014, we operated as a traditional thrift institution, offering primarily residential mortgage loans and savings accounts. In February 2014, we hired our current president and chief executive officer, Nicholas W. Zillges, and since that time we have strengthened and modernized our operations through upgrades to our credit, underwriting, information technology and compliance operations. Under the leadership of Mr. Zillges, we have developed a commercial real estate lending infrastructure, with a particular focus on expanding into the Southeastern Wisconsin market, including the Milwaukee metropolitan area, to grow our commercial real estate and multifamily loan portfolios. As part of our effort to expand into Southeastern Wisconsin, in 2024, we opened a new branch in Brookfield, Wisconsin and in 2018, we opened a branch in Mequon, Wisconsin. Additionally, consistent with our strategy to grow our commercial loan operations, we have enhanced our suite of deposit products, including remote deposit capture, commercial cash management and mobile deposits in order to accommodate business customers, and thereby grow our core deposits. While we have developed our commercial real estate platform in recent years, we also remain committed to our local community and intend to continue to be a significant one- to four-family residential mortgage lender in our market areas subject to market conditions and the interest rate environment.

Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations, in commercial and multifamily real estate loans, one- to four-family residential real estate loans and, to a lesser extent, commercial and industrial loans, construction loans and consumer loans. Subject to market conditions, we expect to continue our focus on originating commercial real estate and multifamily real estate loans in an effort to further increase the overall yield earned on our loans and assist in managing interest rate risk. We also invest in debt securities, which have historically consisted of mortgage-backed securities issued by U.S. government sponsored enterprises, municipal securities, corporate debt securities and U.S. government and agency securities. We offer a variety of deposit accounts, including checking accounts, savings accounts, money market accounts and certificate of deposit accounts. We borrow funds, primarily from the Federal Home Loan Bank of Chicago, to fund our operations as necessary.

At June 30, 2025, we had total consolidated assets of $238.8 million, total deposits of $175.2 million and total stockholders' equity of $45.7 million. Our executive office is located at 500 Scott Street, Wausau, Wisconsin 53226, and our telephone number at this address is (715) 845-7331. Our website address is www.marathonbank.com. Information on our website is not and should not be considered a part of this Form 10-K.

Market Area

We conduct our business from our main office and four branch offices, which are located in Marathon, Ozaukee and Waukesha Counties, Wisconsin. Our primary market area is broadly defined as the Wausau, Wisconsin metropolitan area, including Marathon, Ozaukee and Waukesha Counties. In recent years, we have expanded our operations into Southeastern Wisconsin, primarily Milwaukee and Waukesha counties. We expect further growth in the Southeastern Wisconsin market area, including the Milwaukee metropolitan area. The following discusses the demographics of the counties in which we operate.

Marathon County's total population for 2025 is estimated at 139,926, approximately 4.37% growth since 2010. A relatively high percentage of Marathon County's non-farm, non-government workforce is in the education, healthcare and manufacturing sectors, estimated at over 46% of the labor force. Other significant employer industries in the county include trade, transportation and utilities, finance/insurance and leisure and hospitality. Median household income for 2025 in Marathon County is estimated to be $76,185.

Ozaukee County's total population for 2025 is estimated at 94,338, approximately 8.44% growth since 2010. Manufacturing, education and healthcare represent over 41% of the labor force. Other significant employer industries in Ozaukee County include trade, transportation and utilities, professional and business services and leisure and hospitality. Median household income for 2025 in Ozaukee County is estimated to be $96,734.

Milwaukee County's total population for 2025 is estimated at 912,459, an approximately 3.93% decrease since 2010. Milwaukee County's most significant employers are in the manufacturing, education, healthcare, retail trade and finance/insurance industries. Median household income for 2025 in Milwaukee County is estimated to be $63,185.

Waukesha County's total population for 2025 is estimated at 417,227, approximately 6.97% growth since 2010. The most significant employers in Waukesha county are in the manufacturing, education, health care, trade, transportation and utilities, professional and business services and leisure and hospitality industries. Waukesha County has the highest median household income of any of Marathon Bank's market area counties, estimated to be $104,100 for 2025.

Unemployment rates as of June 30, 2025 and June 30, 2024 are set forth in the following table.

Region	June 2025	June 2024
United States	4.1 %	4.1 %
Wisconsin	3.2 %	2.9 %
Marathon County	2.8 %	3.0 %
Ozaukee County	2.9 %	2.9 %
Milwaukee County	4.1 %	4.3 %
Waukesha County	3.0 %	3.0 %

Major employers in Marathon Bank's market area are United Medical Resources, Stryker, Aspirus, Advocate Aurora Health, Ascension-Wisconsin, GE Healthcare Technologies, Kohl's, Northwestern Mutual, Rockwell Automation and Siemens.

Competition

We face competition within our market area both in making loans and attracting deposits. Our market area has a concentration of financial institutions that include large money center and regional banks, community banks and credit unions. We also face competition from savings institutions, mortgage banking firms, consumer finance companies and credit unions and, with respect to deposits, from money market funds, brokerage firms, mutual funds and insurance companies. We also compete with fintech and internet banking companies. Some of our competitors offer products and services that we currently do not offer, such as trust services and private banking. As of June 30, 2025, our market share of deposits represented 2.99% of FDIC-insured deposits in Marathon County, ranking us ninth in market share of deposits out of 17 institutions operating in the county. In addition, as of that date, our market share of deposits represented 0.53% of FDIC-insured deposits in Ozaukee County, ranking us 13th in market share of deposits out of 15 institutions operating in the county. Finally, as of that date, our market share of deposits represented 0.06% of FDIC-insured deposits in Waukesha County, ranking us 34th in market share of deposits out of 34 institutions operating in the county.

Lending Activities

General. Our lending activity consists of originating commercial and multifamily real estate loans, one- to four-family residential real estate loans and, to a lesser extent, commercial and industrial loans, construction loans and consumer loans. Subject to market conditions, we intend to increase originations of commercial real estate loans and multifamily real estate loans in order to increase the overall yield earned on our loans and manage interest rate risk.

We generally sell the fixed-rate conforming one- to four-family residential real estate loans that we originate, generally on a servicing-retained basis, while holding in our portfolio adjustable-rate one- to four-family residential real estate loans in order to manage the duration and time to repricing of our loan portfolio.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated.

	At June 30,			
	2025		2024	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real Estate				
One- to four-family residential real estate	$ 56,330	27.8%	$ 57,808	31.2%
Multi-family	47,808	23.6%	45,088	24.3%
Commercial	91,867	45.4%	74,316	40.1%
Construction	733	0.4%	1,313	0.7%
Commercial and industrial	3,876	1.9%	5,158	2.8%
Consumer	1,957	1.0%	1,609	0.9%
Total loans	202,571	100.0%	185,292	100.0%
Less:				
Deferred loan fees	67		47	
Allowance for losses	1,708		1,797	
Total loans, net	$ 200,796		$ 183,448	

Contractual Maturities. The following tables set forth the contractual maturities of our total loan portfolio at June 30, 2025. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The tables present contractual maturities and do not reflect repricing or the effect of prepayments. Actual maturities may differ. Excludes loans held for sale.

	Commercial Real Estate	Commercial and Industrial	Construction	One- to Four-Family Residential
	(In thousands)			
Amounts due in:				
One year or less	$ 16,159	$ 163	$ 277	$ 1,812
More than one to five years	75,333	3,194	—	15,216
More than five to 15 years	375	519	456	3,146
More than 15 years	—	—	—	36,156
Total	$ 91,867	$ 3,876	$ 733	$ 56,330

	Multifamily Real Estate	Consumer	Total
	(In thousands)		
Amounts due in:			
One year or less	$ 11,388	$ 921	$ 30,720
More than one to five years	33,923	1,008	128,674
More than five to 15 years	2,497	—	6,993
More than 15 years	—	28	36,184
Total	$ 47,808	$ 1,957	$ 202,571

The following table sets forth our fixed and adjustable-rate loans at June 30, 2025 that are contractually due after June 30, 2026. Our balloon loans are included as fixed-rate loans for purposes of this table.

	Due After June 30, 2026		
	Fixed	Adjustable	Total
		(In thousands)	
Real estate loans:			
One- to four-family residential	$ 15,972	$ 38,546	$ 54,518
Multifamily	31,649	4,772	36,421
Commercial	69,643	6,064	75,707
Construction	456	—	456
Commercial and industrial loans	3,713	705	4,418
Consumer	331	—	331
Total loans	$ 121,764	$ 50,087	$ 171,851

Commercial Real Estate Lending. Consistent with our strategy to grow our loan portfolio and increase our yield, we are focused on increasing our origination of commercial real estate loans. At June 30, 2025, we had $91.9 million in commercial real estate loans, representing 45.4% of our total loan portfolio. Our commercial real estate loans are generally secured by office and industrial buildings, warehouses, small retail facilities and other special purpose commercial properties, primarily in Southeastern Wisconsin. At June 30, 2025, $84.1 million of our commercial real estate portfolio was secured by non-owner-occupied commercial real estate.

Our commercial real estate loans generally are fixed rate, have initial terms of five years and amortization periods of up to 30 years, with a balloon payment due at the end of the initial term. The maximum loan-to-value ratio of our commercial real estate loans is generally 75% of the lower of cost or appraised value of the property securing the loan.

At June 30, 2025, the average loan size of our commercial real estate loans was $1,024,000, and the largest of such loans was a $5.0 million loan secured by a restaurant. This loan was performing in accordance with its repayment terms at June 30, 2025.

The following table presents the commercial real estate portfolio by industry sector at June 30, 2025 and 2024.

	Loans by Industry Sector		Loans by Industry Sector	
	At June 30, 2025	Percentage of Total	At June 30, 2024	Percentage of Total
	(Dollars in thousands)		(Dollars in thousands)	
Commercial real estate loans:				
Owner occupied real estate:				
Office	$ 1,212 %	1.32	$ 1,278 %	1.72
Warehouse	990	1.08	1,041	1.40
Retail	1,576	1.72	692	0.93
Accommodation and food service	145	0.16	177	0.24
Mixed use	1,881	2.05	1,960	2.64
Other real estate	286	0.31	301	0.41
Total owner-occupied real estate	6,090	6.63	5,449	7.33
Non-owner-occupied real estate:				
Office	6,934	7.55	7,333	9.87
Warehouse	1,539	1.68	1,594	2.14
Industrial	25,022	27.24	21,308	28.67
Retail	41,201	44.85	32,983	44.38
Accommodation and food service	7,657	8.33	1,694	2.28
Mixed use	1,612	1.75	1,639	2.21
Land	1,725	1.88	1,804	2.43
Other real estate	87	0.09	512	0.69
Total non-owner-occupied real estate	85,777	93.37	68,867	92.67
Total commercial real estate loans	$ 91,867 %	100.00	$ 74,316 %	100.00

We consider a number of factors in originating commercial real estate loans. We evaluate the qualifications and financial condition of the borrower, including project-level and global cash flows, credit history, and management expertise, as well as the value and condition of the property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower's experience in owning or managing similar property and the borrower's payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value of the mortgaged property and the debt service coverage ratio (the ratio of net operating income to debt service). We generally require a debt service ratio of at least 1.25x. All commercial real estate loans of $500,000 or more are appraised by outside independent appraisers.

Personal guarantees are generally obtained from the principals of commercial real estate loans. We require property and casualty insurance and flood insurance if the property is determined to be in a flood zone area.

Multifamily Real Estate Loans. At June 30, 2025, multifamily real estate loans were $47.8 million, or 23.6%, of our total loan portfolio which was partly due to our purchases of participation interests in multifamily real estate loans totaling $6.9 million. Our multifamily real estate loans are generally secured by properties consisting of five or more rental units in our market area. Our multifamily real estate loans generally have fixed rates, initial terms of five years and amortization periods of up to 30 years, with a balloon payment due at the end of the initial term. Virtually all of our multifamily real estate loans are secured by properties located within our primary lending markets in Wisconsin.

At June 30, 2025, the average loan size of our multifamily real estate loans was $1.0 million and the largest of such loans was an approximately $4.8 million loan secured by multiple non-owner-occupied rental properties. This loan was performing in accordance with its repayment terms at June 30, 2025.

In underwriting multifamily real estate loans, we consider a number of factors, which include the projected net cash flow to the loan's debt service requirement (generally requiring a minimum of 125%), the age and condition of the collateral, the financial resources and income level of the borrower and the borrower's experience in owning or managing similar properties. Multifamily real estate loans are generally originated in amounts up to 80% of the appraised value or the purchase price of the property securing the loan, whichever is lower. When circumstances warrant, guarantees are obtained from multifamily real estate customers. In addition, the borrower's and guarantor's financial information on such loans is monitored on an ongoing basis by requiring periodic financial statement updates. Underwriting for our multifamily loan participations is the same as for those internally originated.

One- to Four-Family Residential Real Estate Lending. At June 30, 2025, we had $53.1 million of loans secured by one- to four-family residential real estate, representing 26.2% of our total loan portfolio, which included no residential mortgages held for sale. We originate both fixed-rate and adjustable-rate one- to four-family residential real estate loans. At June 30, 2025, 31.6% of our one- to four-family residential real estate loans were fixed-rate loans, and 68.4% of such loans were adjustable-rate loans. At June 30, 2025, $3.3 million of our loans secured by one- to four-family residential real estate were in a junior lien position.

Our fixed-rate one- to four-family residential real estate loans typically have terms of 10 to 30 years and are generally underwritten according to Fannie Mae guidelines when the loan balance meets such guidelines, and we refer to loans that conform to such guidelines as "conforming loans." We generally originate both fixed- and adjustable-rate mortgage loans in amounts up to the maximum conforming loan limits as established by the Federal Housing Finance Agency, which as of June 30, 2025 was $806,500 for single-family homes in our market area. We typically sell our conforming fixed-rate one- to four-family residential real estate loans to government-sponsored enterprises such as Freddie Mac and Fannie Mae and through the Federal Home Loan Bank's Mortgage Partnership Finance Program. We service all the loans that we sell. We also originate loans above the lending limit for conforming loans, which are referred to as "jumbo loans." We retain a majority of our jumbo loans in our loan portfolio. Jumbo loans that we originate may be fixed- or adjustable-rate loans and typically have 10 to 30 year terms with maximum loan-to-value ratios of 80%. At June 30, 2025, we had $21.0 million in jumbo loans, which represented 37.3% of our one- to four-family residential real estate loans. Our average loan size for jumbo loans was $1.3 million at June 30, 2025. Virtually all of our one- to four-family residential real estate loans are secured by properties located in Marathon County, Wisconsin.

Our adjustable-rate one- to four-family residential real estate loans carry terms to maturity ranging up to 30 years and generally have fixed rates for initial terms of five years, although we also offer terms of three or seven years. Generally, our adjustable rate one- to four-family residential real estate loans are not adjusted based on an index but are adjusted from time-to-time internally at the discretion of Marathon Bank. The maximum amount by which the initial interest rate may be increased is up to 1.0% per year during the adjustment period, with a lifetime interest rate cap of 15% over the initial interest rate of the loan. We typically hold in our loan portfolio our adjustable-rate one- to four-family residential real estate loans.

We generally limit the loan-to-value ratios of our mortgage loans without private mortgage insurance to 80% of the sales price or appraised value, whichever is lower. Loans where the borrower obtains private mortgage insurance may be made with loan-to-value ratios up to 100%.

We generally do not offer "interest only" mortgage loans on permanent one- to four-family residential real estate loans (where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan). We also do not offer loans that provide for negative amortization of principal, such as "Option ARM" loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. We do not have a "subprime lending" program for one- to four-family residential real estate loans (i.e., loans that generally target borrowers with weakened credit histories).

Generally, residential mortgage loans that we originate include "due-on-sale" clauses, which give us the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. All borrowers are required to obtain title insurance for the benefit of Marathon Bank. We also require homeowner's insurance and fire and casualty insurance and, where circumstances warrant, flood insurance on properties securing real estate loans.

Commercial and Industrial Loans. At June 30, 2025, we had $3.9 million of commercial and industrial loans, representing 1.9% of our total portfolio. These loans are generally originated to small businesses and medical providers in our primary market areas. Our commercial and industrial loans are generally used by the borrowers for working capital purposes or for acquiring equipment or inventory. To the extent these loans are secured, they are primarily secured by business assets other than real estate, such as business equipment, inventory and accounts receivable. Our commercial and industrial loans are generally lines of credit with terms of one to two years. Our commercial and industrial lines of credit are generally priced on an adjustable-rate basis tied to *The Wall Street Journal* Prime Rate. We generally obtain personal guarantees with commercial and industrial loans.

At June 30, 2025, the average loan size of our commercial and industrial loans was $69,000, and our largest outstanding commercial and industrial loan balance was a $416,000 loan to a trucking company. This loan was performing in accordance with its repayment terms at June 30, 2025.

When making commercial and industrial loans, we consider the financial statements of the borrower, our lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value of the collateral, accounts receivable, inventory and equipment. Depending on the collateral used to secure the loans, commercial and industrial loans are made in amounts generally of up to 75% of the value of the collateral securing the loan. At June 30, 2025, $2.4 million of commercial and industrial loans were unsecured.

Construction Loans. At June 30, 2025, construction loans totaled $0.7 million, or 0.4% of our total loan portfolio. We have $767,000 in undrawn amounts on construction loans at June 30, 2025. These loans are with local developers for the construction of one-to four-family residential real estate developments and are secured by properties located in our primary market areas. Because our construction loan originations are with select customers, the terms of our construction loan originations are not based on standardized terms and instead are individually negotiated.

Consumer Lending. To a much lesser extent, we offer a variety of consumer loans to individuals who reside or work in our market area, including home equity lines of credit, new and used automobile loans, and loans secured by certificates of deposit. At June 30, 2025, our consumer loan portfolio totaled $2.0 million, or 1.0% of our total loan portfolio. At June 30, 2025, we had $20,400 in unsecured consumer loans.

At June 30, 2025, home equity lines of credit (which we categorize as consumer loans) totaled $1.0 million in outstanding balances. The underwriting standards utilized for home equity lines of credit include a determination of the applicant's credit history, an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. Home equity lines of credit are offered with an aggregate loan-to-value ratio up to 80%. Our home equity lines of credit are generally 10-year balloon loans. Our home equity lines of credit have adjustable rates of interest which are indexed to the Prime Rate, as reported in *The Wall Street Journal*.

Loan Underwriting Risks

Commercial Real Estate and Multifamily Real Estate Loans. Loans secured by commercial and multifamily real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential real estate loans. The primary concerns in commercial and multifamily real estate lending are the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. Continued uncertainty or weakness in economic conditions may impair a borrower's business operations and lead to existing lease turnover. Vacancy rates for retail, office and industrial space may increase which could result in rents falling. The combination of these factors could result in deterioration in the fundamentals underlying the commercial real estate market and the deterioration in value of some of our loans, especially in industries that have been particularly adversely impacted by long-term work-from-home arrangements, including retail stores, hotels and office buildings, for example. To monitor cash flows on income properties, we require borrowers and loan guarantors to provide annual financial statements on commercial real estate loans. In reaching a decision on whether to make a commercial or multifamily real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower's expertise, credit history and profitability, and the value of the underlying property. A Phase I environmental site assessment is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

If we foreclose on a commercial or multifamily real estate loan, the marketing and liquidation period to convert the real estate asset to cash can be lengthy with substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability. Depending on the individual circumstances, initial charge-offs and subsequent losses on commercial and multifamily real estate loans can be unpredictable and substantial.

One- to Four-Family Non-Owner Occupied Residential Real Estate Loans. One- to four-family non-owner occupied residential real estate loans are subject to some of the same risks as our commercial real estate and multifamily real estate loans, in that they depend on the borrower's creditworthiness and the feasibility and cash flow potential of the project. Such loans are also subject to similar risks with respect to foreclosures and subsequent operations of the property and resale.

Construction, Land and Development Loans. Our construction loans are based upon estimates of costs and values associated with the completed project. Underwriting is focused on the borrowers' financial strength, credit history and demonstrated ability to produce a quality product and effectively market and manage their operations.

Construction lending involves additional risks when compared with permanent lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. These loans often involve the disbursement of substantial funds with repayment primarily dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If the appraised value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss.

Commercial and Industrial Loans. Commercial and industrial loans generally have greater credit risk than residential real estate loans. Unlike residential real estate loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and industrial loans generally are made on the basis of the borrower's ability to repay the loan from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself. Further, any collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value. We try to minimize these risks through our underwriting standards.

Consumer Loans. Consumer loans other than home equity loans generally have greater risk compared to longer-term loans secured by improved, owner-occupied real estate, particularly consumer loans that are secured by rapidly depreciable assets, such as automobiles. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. As a result, consumer loan collections are primarily dependent on the borrower's continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Balloon Loans. Although balloon mortgage loans may reduce to an extent our vulnerability to changes in market interest rates because they may reprice at the end of the term, subject to renegotiation of rate and terms at maturity, the ability of the borrower to renew or repay the loan and the marketability of the underlying collateral may be adversely affected if real estate values decline prior to the expiration of the term of the loan or in a rising interest rate environment.

Adjustable-Rate Loans. Although adjustable-rate mortgage loans may reduce to an extent our vulnerability to changes in market interest rates because they periodically re-price, as interest rates increase the required payments due from the borrower also increase (subject to rate caps), increasing the potential for default by the borrower. At the same time, the ability of the borrower to repay the loan and the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustments of the contractual interest rate are also limited by our maximum periodic and lifetime rate adjustments. Moreover, the interest rates on most of our adjustable-rate loans do not adjust for up to five years after origination. As a result, the effectiveness of adjustable-rate mortgage loans in compensating for changes in general interest rates may be limited during periods of rapidly rising interest rates.

Originations, Purchases and Sales of Loans

Residential lending activities are conducted by salaried and commissioned loan personnel operating at our main and branch office locations. Loans we originate are underwritten pursuant to our policies and procedures. Loans originated with the intent for sale are also underwritten pursuant to secondary market guidelines. Our ability to originate fixed-rate loans, adjustable-rate loans or balloon loans depends on relative customer demand for such loans, which can be affected by current and expected future levels of market interest rates. We originate residential real estate loans through our loan originators, marketing efforts, our customer base, walk-in customers and referrals from real estate brokers, builders, accountants and financial advisors.

Commercial lending activities are conducted by salaried commercial lenders operating primarily out of our main location. All loans originated by us are underwritten pursuant to our policies and procedures. Our commercial loans are typically fixed-rate balloon loans with terms of typically five years, with loan rates dependent on current and expected future levels of market interest rates. Commercial and multifamily lending are sourced primarily through loan originator contacts, networking and marketing efforts, our customer base and referrals from real estate brokers, accountants and financial advisors.

We currently sell a significant majority of the conforming fixed-rate one- to four-family residential real estate loans we originate on the secondary market. We typically sell our conforming fixed-rate one- to four-family residential real estate loans to Fannie Mae, Freddie Mac and through the Federal Home Loan Bank's Mortgage Partnership Finance Program. We service all the loans that we sell. During the year ended June 30, 2025, we originated $5.9 million of one- to four-family residential real estate loans and sold $6.1 million, and during the year ended June 30, 2024, we originated $4.4 million of one- to four-family residential real estate loans and sold $4.6 million. We recognize, at the time of sale, the cash gain or loss on the sale of the loans based on the difference between the net cash proceeds received and the carrying value of the loans sold.

We purchase loan participations secured by properties primarily within the state of Wisconsin in loans in which we are not the lead lender. In these circumstances, we follow our customary loan underwriting and approval policies. At June 30, 2025, the outstanding balances of our loan participations where we are not the lead lender totaled $13.1 million, or 6.5% of our loan portfolio, of which $6.2 million were commercial real estate loans and $6.9 million were multifamily real estate loans. All such loans were performing in accordance with their original repayment terms. We also have participated out portions of loans that exceeded our loans-to-one borrower legal lending limit and for risk diversification. At June 30, 2025, we had participated out portions of five loans with an aggregate amount of $8.0 million. Historically, we have not purchased whole loans.

Loan Approval Procedures and Authority

Pursuant to applicable law, the aggregate amount of loans that we are permitted to make to any one borrower or a group of related borrowers is generally limited to 20% of our capital, subject to certain exceptions. At June 30, 2025, based on the 20% limitation, our loans-to-one-borrower limit was approximately $7.3 million. At June 30, 2025, our largest loan relationship with one borrower was for $7.1 million, which was secured by commercial real estate properties, with the underlying loans performing in accordance with their original terms on that date.

Our lending is subject to written underwriting standards and origination procedures. Decisions on loan applications are made on the basis of detailed applications submitted by the prospective borrower, credit histories that we obtain, and property valuations (consistent with our appraisal policy) prepared by outside independent licensed appraisers approved by our board of directors as well as internal evaluations, where permitted by regulations. The loan applications are designed primarily to determine the borrower's ability to repay the requested loan, and the more significant items on the application are verified through use of credit reports, bank statements and tax returns.

All loan approval amounts are based on the aggregate loans, including total balances of outstanding loans and the proposed loan to the individual borrower and any related entity. Our president and chief executive officer has individual authorization to approve loans up to $500,000. Our chief credit officer has individual authorization to approve loans up to $100,000. Our Loan Committee, which consists of at least two board members and our chief executive officer and chief credit officer can approve loans up to $1.0 million in the aggregate. Loans in excess of $1.0 million require the approval of our full board of directors.

Delinquencies and Asset Quality

Delinquency Procedures. When a loan payment becomes 10 days past due, we contact the customer by mailing a late notice, and loan officers may contact their customers. If a loan payment becomes 45 days past due, we mail an additional late notice and a loan-specific letter written by a collection representative, and we also place telephone calls to the borrower. These loan collection efforts continue until a loan becomes 90 days past due, at which point we would refer the loan for foreclosure proceedings unless management determines that it is in the best interest of Marathon Bank to work further with the borrower to arrange a workout plan. The foreclosure process would begin when a loan becomes 120 days delinquent. From time to time we may accept deeds in lieu of foreclosure.

Loans Past Due and Non-Performing Assets. Loans are reviewed on a regular basis. Loans that do not share common risk characteristics with other loans are evaluated individually and are not included in the collective analysis. The allowance for credit losses on loans that are individually evaluated may be estimated based on their expected cash flows, or, in the case of loans for which repayment is expected substantially through the operation or sale of collateral when the borrower is experiencing financial difficulty, may be measured based on the fair value of the collateral less estimated costs to sell. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis. All loans that become 90 days or more delinquent are placed on non-accrual status unless the loan is well secured and in the process of collection. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received on a cash basis or cost recovery method.

When we acquire real estate as a result of foreclosure, the real estate is classified as foreclosed assets. Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Delinquent Loans. The following table sets forth our loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

	At June 30,							
	2025				2024			
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Non-Accrual	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Non-Accrual
	(In thousands)							
Real estate loans:								
One- to four-family residential	$ 253	$ —	$ —	$ 67	$ 68	$ —	$ —	$ —
Multifamily	—	—	—	—	—	—	—	—
Commercial	—	—	—	—	—	—	—	—
Construction	—	—	—	—	—	—	—	—
Commercial and industrial loans	—	—	—	—	—	—	—	—
Consumer loans	—	—	—	—	—	—	—	—
Total	$ 253	$ —	$ —	$ 67	$ 68	$ —	$ —	$ —

Non-Performing Assets. The following table sets forth information regarding our non-performing assets. Non-performing assets include other real estate owned of $996,000 related to the foreclosure of collateral supporting a construction loan which was valued at $996,000 based on an offer to sell the property recently accepted by the Company and is included in foreclosed assets. Non-performing loans at June 30, 2025 consisted of one one-to four-family residential loan that was fully secured compared to none at June 30, 2024.

During the year ended June 30, 2023, the Company foreclosed on collateral supporting a construction loan which was valued at $2.3 million and was included in other real estate owned. The valuation was based on independent appraisals subject to certain discounts less estimated costs to sell. A subsequent independent appraisal was obtained in April 2024 subject to certain discounts less estimated costs to sell. After adjusting for estimated costs to sell, the revised valuation was $1.4 million resulting in a provision for valuation allowance of $937,100 being recorded during the year ended June 30, 2024. An offer to sell the property for $1.1 million was accepted by the Company in August 2025 resulting in a provision for valuation allowance of $378,767 being recorded during the year ended June 30, 2025. The sale is subject to customary due diligence and has not closed as of September 26, 2025.

	At June 30,	
	2025	2024
	(Dollars in thousands)	
Non-accrual loans:		
Real estate loans:		
One- to four-family residential	$ 67	$ —
Multifamily	—	—
Commercial	—	—
Construction	—	—
Commercial and industrial loans	—	—
Consumer loans	—	—
Total non-accrual loans	67	—
Accruing loans past due 90 days or more	—	—
Real estate owned:		
One- to four-family residential	—	—
Multifamily	—	—
Commercial	—	—
Construction	996	1,375
Commercial and industrial	—	—
Consumer loans	—	—
Total real estate owned	996	1,375
Total non-performing assets	$ 1,063	$ 1,375
Total non-performing loans to total loans	0.03 %	—
Total non-performing loans to total assets	0.03 %	—
Total non-performing assets to total assets	0.45 %	0.63 %

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" or "Watch" by our management.

On the basis of our review of our loans, our classified and special mention or watch loans at the dates indicated were as follows. The June 30, 2025 loans are all rated watch and consist of a commercial real estate loan of $657,000 and a multifamily real estate loan of $494,000 from one customer.

	At June 30,	
	2025	2024
	(In thousands)	
Classification of Loans:		
Substandard	$ —	$ —
Doubtful	—	—
Loss	—	—
Total Classified Loans	$ —	$ —
Special Mention/Watch	$ 1,151	$ —

Allowance for Credit Losses

Allowance for Credit Losses on Loans. The allowance for credit losses on loans is established through charges to earnings in the form of a provision for credit losses. Loan losses are charged against the allowance for credit losses for the difference between the carrying value of the loan and the estimated net realizable value or fair value of the collateral, if collateral dependent, when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance represents management's current estimate of expected credit losses over the contractual term of loans, and is recorded at an amount that, in management's judgment, reduces the recorded investment in loans to the net amount expected to be collected. No allowance for credit loss is recorded on accrued interest receivable and amounts written-off are reversed by an adjustment to interest income. Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. Loans that share common risk characteristics are evaluated collectively using a weighted-average remaining maturity methodology. The weighted-average remaining maturity methodology uses an average annual charge-off rate as a foundation for estimating the credit loss for the remaining balances of all loan pools. The average annual charge-off rate is applied to the contractual term, further adjusted for estimated prepayments to determine the unadjusted historical charge-off rate.

Management's estimate of the allowance for credit losses on loans that are collectively evaluated also includes a qualitative assessment of available information relevant to assessing collectability that is not captured in the loss estimation process. This includes forecasts that are reasonable and supportable concerning expectations of future economic conditions. The reasonable and supportable forecast period is 24 months. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

These qualitative risk factors include:

1. Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2. Changes in the value of underlying collateral for collateral dependent loans.

3. Nature and volume of the portfolio and terms of loans.

4. Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

5. Existence and effect of any concentrations of credit and changes in the level of such concentrations.

6. Experience, ability, and depth of lending management and other relevant staff.

7. Quality of loan review and Board of Director oversight.

8. The effect of other external factors such as competition, legal and regulatory requirements.

9. Changes in national and local economic conditions related to unemployment, house price index, and gross domestic product.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for credit losses calculation for our loan portfolio.

The evaluation also considers the following risk characteristics of each loan portfolio segment:

- One-to- four-family residential real estate loans carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

- Commercial real estate loans carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because repayment of these loans may be dependent upon the profitability and cash flows of the business or project.

- Construction loans carry risks that the project may not be finished according to schedule, the project may not be finished according to budget, and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure or other factors unrelated to the project.

- Commercial and industrial loans carry risks associated with the successful operation of a business because repayment of these loans may be dependent upon the profitability and cash flows of the business. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much reliability.

- Multifamily real estate loans are generally secured by properties consisting of five or more rental units in our market area. Our multifamily real estate loans generally have fixed rates, initial terms of five years and amortization periods of up to 30 years, with a balloon payment due at the end of the initial term. Virtually all of our multifamily real estate loans are secured by properties located within our primary lending markets in Wisconsin.

- Consumer loans carry risk associated with the continued creditworthiness of the borrower and the value of the collateral, if any. These loans are typically either unsecured or secured by rapidly depreciating assets. They are also likely to be immediately and adversely affected by job loss, divorce, illness, personal bankruptcy, or other changes in circumstances.

Loans that do not share common risk characteristics with other loans are evaluated individually and are not included in the collective analysis. The allowance for credit losses on loans that are individually evaluated may be estimated based on their expected cash flows, or, in the case of loans for which repayment is expected substantially through the operation or sale of collateral when the borrower is experiencing financial difficulty, may be measured based on the fair value of the collateral less estimated costs to sell. In addition, the WDFI and the FDIC periodically review our allowance for credit losses and as a result of such reviews, we may have to adjust our allowance for loan losses or recognize further loan charge-offs.

Allowance for Credit Losses on Unfunded Commitments. The Company records an allowance, reported in other liabilities, for expected credit losses on commitments to extend credit that are not unconditionally cancelable by the Company. The allowance for unfunded commitments is measured based on the principles utilized in estimating the allowance for credit losses on loans and an estimate of the amount of unfunded commitments expected to be advanced. Changes in the allowance for unfunded commitments are recorded through the provision for credit losses.

Allowance for Credit Losses on Available for Sale ("AFS") Securities. Prior to implementation of CECL, unrealized losses on AFS debt securities caused by a credit event would require the direct write-down of the AFS security through the other-than-temporary impairment approach; however, the new standard requires credit losses to be presented as an allowance for credit losses ("ACL"). The Company is still required to conduct an impairment evaluation on AFS securities to determine whether the Company has the intent to sell the security or it is more likely than not that it will be required to sell the security before recovery. If these situations apply, the guidance continues to require the Company to reduce the security's amortized cost basis down to its fair value through earnings. The Company also evaluates the unrealized losses on AFS securities to determine if a security's decline in fair value below its amortized cost basis is due to credit factors. The evaluation is based upon factors such as the creditworthiness of the underlying borrowers, performance of the underlying collateral, if applicable, and the level of credit support in the security structure. Management also evaluates other factors and circumstances that may be indicative of a decline in the fair value of the security due to a credit factor. This includes, but is not limited to, the extent to which fair value is less than amortized cost, the current interest rate environment, changes to rating of security or security issuer, and adverse conditions specifically related to the security among other factors. If this assessment indicates that a credit loss exists, the present value of the expected cash flows of the security is compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost, an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis under the CECL standard, and declines due to non-credit factors are recorded in AOCI, net of taxes. If a credit loss is recognized in earnings, subsequent improvements to the expectation of collectability will be recognized through the ACL. If the fair value of the security increases above its amortized cost, the unrealized gain will be recorded in accumulated other comprehensive income ("AOCI"), net of taxes, on the unaudited consolidated balance sheets. Accrued interest receivable on AFS securities is excluded from the estimate of credit losses.

Allowance for Credit Losses on Held to Maturity ("HTM") Securities. The Company's portfolio of held to maturity securities consists of U.S. agency residential mortgage-backed securities which are highly rated by major rating agencies and have a long history of no credit losses. In estimating the net amount expected to be collected for held to maturity securities in an unrealized loss position, a historical loss based method is utilized.

The following table sets forth activity in our allowance for credit losses for the years indicated.

	For the Years Ended June 30,	
	2025	**2024**
	(Dollars in thousands)	
Allowance at beginning of year	$ 1,797	$ 2,159
Implementation of CECL	—	(175)
Provision for (recovery of) credit losses	(94)	(190)
Charge offs:		
Real estate loans:		
One- to four-family residential	—	—
Multifamily	—	—
Commercial	—	—
Construction	—	—
Commercial and industrial loans	—	—
Consumer loans	—	—
Total charge-offs	—	—
Recoveries:		
Real estate loans:		
One- to four-family residential	—	—
Multifamily	—	—
Commercial	—	—
Construction	—	—
Commercial and industrial loans	—	—
Consumer loans	5	3
Total recoveries	5	3
Net (charge-offs) recoveries	5	3
Allowance at end of year	$ 1,708	$ 1,797
Allowance to non-performing loans	2,549.25 %	—
Allowance to total loans outstanding at the end of the year	0.84 %	0.97 %
Net (charge-offs) recoveries to average loans outstanding during the year	—	—
Net (charge-offs) recoveries to average loans outstanding during the year:		
Real estate loans:		
One- to four-family residential	—	—
Multifamily	—	—
Commercial	—	—
Construction	—	—
Commercial and industrial loans	—	—
Consumer loans	—	—
Total net (charge-offs) recoveries to average loans outstanding during the year	—	—

Allocation of Allowance for Credit Losses. The following table sets forth the allowance for loan losses allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

		At June 30,				
	2025			**2024**		
	Amount	**Percent of Allowance in Category to Total Allocated Allowance**	**Percent of Loans in Each Category to Total Loans**	**Amount**	**Percent of Allowance in Category to Total Allocated Allowance**	**Percent of Loans in Each Category to Total Loans**
			(Dollars in thousands)			
Real estate loans:						
One- to four-family residential	$ 1,123	65.7 %	27.8 %	$ 1,314	73.1 %	31.2 %
Multifamily	171	10.0 %	23.6 %	175	9.7 %	24.3 %
Commercial	390	22.8 %	45.4 %	259	14.4 %	40.1 %
Construction	4	0.2 %	0.4 %	28	1.6 %	0.7 %
Commercial and industrial loans	11	0.6 %	1.9 %	16	0.9 %	2.8 %
Consumer	9	0.5 %	1.0 %	5	0.3 %	0.9 %
Total allowance for loan losses	$ 1,708	100.0 %	100.0 %	$ 1,797	100.0 %	100.0 %

Investment Activities

General. Our board of directors is responsible for approving and overseeing our investment policy. The investment policy is reviewed at least annually by management and any changes to the policy are recommended to the board of directors and are subject to its approval. This policy dictates that investment decisions be made based on the safety of the investment, regulatory standards, liquidity requirements, potential returns and consistency with our interest rate risk management strategy. Our investment/asset liability management committee, which consists of our President and Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer and Chief Credit Officer and the board of directors, oversees our investing activities and strategies. All transactions are formally reviewed by the board of directors at least monthly.

Our current investment policy authorizes us to invest in debt securities issued by the U.S. government and its agencies or government sponsored enterprises. The policy also permits investments in mortgage-backed securities, including pass-through securities, issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae, as well as investments in federal funds and deposits in other insured institutions. In addition, management is authorized to invest in investment grade state and municipal obligations and corporate debt obligations within regulatory parameters. We do not engage in any investment hedging activities or trading activities, nor do we purchase any high-risk mortgage derivative products, corporate junk bonds, and certain types of structured notes.

Debt and equity securities investment accounting guidance requires that, at the time of purchase, we designate a security as held to maturity, available for sale, or trading, depending on our ability and intent. At all dates below, we had a portfolio of debt securities held to maturity at amortized cost and a portfolio of debt securities available for sale which is reported at fair value.

Corporate Debt Securities. At June 30, 2025, we had corporate debt securities totaling $3.9 million, which constituted 68.5% of our securities portfolio. All of our corporate debt securities are investment grade and have maturities not in excess of ten years. These securities generally provide slightly higher yields than U.S. government and agency securities and mortgage-backed securities.

State and Political Subdivision ("Municipal") Securities. At June 30, 2025, we had municipal securities totaling $449,000, which constituted 7.9% of our securities portfolio. These securities often provide slightly higher after-tax yields than U.S. government and agency securities and mortgage-backed securities, but are not as liquid as other investments, so we typically maintain investments in municipal securities, to the extent appropriate, for generating returns in our investment portfolio.

Mortgage-Backed Securities. At June 30, 2025, we had mortgage-backed securities totaling $1.3 million, which constituted 23.6% of our securities portfolio, including $777,000 of agency collateralized mortgage obligations (CMOs). Of the $565,000 of non-CMO mortgage-backed securities, $24,000 were commercial-backed and $541,000 were residential mortgage-backed securities. Mortgage-backed securities are securities issued in the secondary market that are collateralized by pools of mortgages. Certain types of mortgage-backed securities are commonly referred to as "pass-through" certificates because the principal and interest of the underlying loans is "passed through" to investors, net of certain costs, including servicing and guarantee fees. Residential mortgage-backed securities typically are collateralized by pools of one- to four-family or multifamily mortgages, although we invest primarily in mortgage-backed securities backed by one- to four-family mortgages. Commercial mortgage-backed securities typically are collateralized by pools of commercial mortgage loans. The issuers of such securities pool and resell the participation interests in the form of securities to investors such as Marathon Bank. The interest rate of the security is lower than the interest rates of the underlying loans to allow for payment of servicing and guaranty fees. All of our mortgage-backed securities are either backed by Ginnie Mae, a U.S. government agency, the Small Business Administration or government-sponsored enterprises, such as Fannie Mae and Freddie Mac.

Residential and commercial mortgage-backed securities issued by U.S. government agencies and government-sponsored enterprises are more liquid than individual mortgage loans because there is an active trading market for such securities. In addition, residential and commercial mortgage-backed securities may be used to collateralize our borrowings. Investments in residential and commercial mortgage-backed securities involve a risk that actual payments will be greater or less than the prepayment rate estimated at the time of purchase, which may require adjustments to the amortization of any premium or accretion of any discount relating to such interests, thereby affecting the net yield on our securities. Current prepayment speeds determine whether prepayment estimates require modification that could cause amortization or accretion adjustments.

Other Securities. We held common stock of the Federal Home Loan Bank of Chicago in connection with our borrowing activities totaling $1.3 million at June 30, 2025 and 2024. The Federal Home Loan Bank of Chicago common stock is carried at cost. We may be required to purchase additional Federal Home Loan Bank of Chicago stock if we increase borrowings in the future.

Portfolio Maturities and Yields. The composition and maturities of the debt securities held to maturity portfolio at June 30, 2025, are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. All of our debt securities in this table at June 30, 2025, were taxable securities. Please refer to Note 3 of the notes to the audited consolidated financial statements for the composition and maturities of the debt securities available for sale portfolio at June 30, 2025.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
					(Dollars in thousands)						
Debt securities held to maturity:											
Mortgage-backed securities	$ —	—	$ —	—	$ 394	0.22 %	$ 90	0.01 %	$ 484	$ 374	0.18 %
Total	$ —	—	$ —	—	$ 394	0.22 %	$ 90	0.01 %	$ 484	$ 374	0.18 %

Sources of Funds

General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also use borrowings to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk purposes and to manage the cost of funds, and have increased our use of borrowings in recent periods. In addition, we receive funds from scheduled loan payments, investment maturities, loan prepayments, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from residents within our primary market area. We offer a selection of deposit accounts, including non-interest-bearing checking accounts, interest-bearing checking accounts, money market accounts, savings accounts and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. At June 30, 2025, we had $12.0 million in brokered deposits. At June 30, 2025, our core deposits, which are deposits other than certificates of deposit, were $108.2 million, representing 61.8% of total deposits.

Interest rates, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. The variety of deposit accounts that we offer allows us to be competitive in generating deposits and to respond with flexibility to changes in our customers' demands. Our ability to gather deposits is impacted by the competitive market in which we operate, which includes numerous financial institutions of varying sizes offering a wide range of products. We believe that deposits are a stable source of funds, but our ability to attract and maintain deposits at favorable rates will be affected by market conditions, including competition and prevailing interest rates.

The following table sets forth the distribution of total deposits by account type at the dates indicated.

	At June 30,			
	2025		2024	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Non-interest-bearing demand accounts	$ 22,466	12.82 %	$ 22,562	13.04 %
Demand, NOW and money market accounts	48,104	27.45 %	42,944	24.83 %
Savings deposits	37,646	21.48 %	39,757	22.98 %
Certificates of deposit	67,025	38.25 %	67,718	39.15 %
Total	$ 175,241	100.00 %	$ 172,981	100.00 %

As of June 30, 2025, the aggregate amount of uninsured deposits (deposits in amounts greater than or equal to $250,000, which is the maximum amount for federal deposit insurance) was $64.9 million, of which $10.8 million was the aggregate amount of our uninsured certificates of deposit. As of June 30, 2024, the aggregate amount of uninsured deposits was $55.9 million, of which $9.9 million was the aggregate amount of our uninsured certificates of deposit. The following table sets forth the maturity of these certificates as of June 30, 2025.

	June 30, 2025
	(In thousands)
Maturity Period:	
Three months or less	$ 5,234
Over three months through six months	3,233
Over six months through twelve months	1,046
Over twelve months	1,294
Total	$ 10,807

Borrowings. As of June 30, 2025, we had a master contract agreement with the Federal Home Loan Bank of Chicago pursuant to which we could borrow up to $82.8 million subject to providing additional collateral. At June 30, 2025 and 2024, we had $15.0 million and $13.0 million, respectively of Federal Home Loan Bank of Chicago advances (see Note 10 of the Notes to the Audited Consolidated Financial Statements). The Bank also has $17,487,584 available to borrow from the Federal Reserve Bank which is pledged by multi-family loans and an unsecured Federal Funds purchasing limit of $5.0 million with the Bank's correspondent bank. There were no borrowings under these arrangements at June 30, 2025.

Personnel and Human Capital Resources

As of June 30, 2025, we had 35 full-time equivalent employees. Our employees are not represented by any collective bargaining group. Management believes that we have good working relations with our employees. We believe our ability to attract and retain employees is a key to our success. Accordingly, we strive to offer competitive salaries and employee benefits to all employees and monitor salaries in our market areas. In addition, we are committed to developing our staff through continuing education and specialty education within banking, which may include using universities that offer banking management programs, when applicable.

Subsidiary Activities

Marathon Bank is the only subsidiary of Marathon Bancorp. Marathon Bank has two subsidiaries, Marathon Property Holdings, LLC and 520 N 28th Avenue, LLC which both hold bank properties or other real estate owned properties.

TAXATION

Marathon Bank and Marathon Bancorp are subject to federal and state income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal and state taxation is intended only to summarize material income tax matters and is not a comprehensive description of the tax rules applicable to Marathon Bancorp and Marathon Bank.

Our federal and state tax returns have not been audited for the past five years.

Federal Taxation

Method of Accounting. For federal income tax purposes, Marathon Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending June 30 for filing its federal income tax returns. Marathon Bancorp and Marathon Bank intend to file a consolidated federal income tax return for the taxable year ended June 30, 2025. The Small Business Protection Act of 1996 eliminated the use of the mutual savings bank bad debt reserve method of calculating the tax return bad debt deduction. For taxable years beginning after 1995, Marathon Bank has been subject to the same bad debt reserve rules as commercial banks. It currently utilizes the experience method of deducting bad debts under Section 585 of the Internal Revenue Code.

Net Operating Loss Carryovers. Effective with the passage of the Tax Cuts and Jobs Act, net operating loss carrybacks are no longer permitted, and net operating losses are allowed to be carried forward indefinitely. Net operating loss carryforwards arising from tax years beginning after 2018 are limited to offset a maximum of 80% of a future year's taxable income. At June 30, 2025, the Company had no federal net operating loss carryforwards.

Capital Loss Carryovers. A corporation cannot recognize capital losses in excess of capital gains generated. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any unutilized loss carryforward remaining after the five-year carryover period is not deductible. At June 30, 2025, the Company had no capital loss carryovers.

Corporate Dividends. Marathon Bancorp may generally exclude from its income 100% of dividends received from Marathon Bank as a member of the same affiliated group of corporations.

State Taxation

As a Maryland business corporation, Marathon Bancorp is required to file an annual report with and pay franchise taxes to the state of Maryland.

Marathon Bancorp and Marathon Bank are subject to the Wisconsin corporate franchise (income) tax. The State of Wisconsin imposes a corporate franchise tax of 7.9% on the combined taxable income of the members of a consolidated income tax group.

In general, Wisconsin net business losses may be carried forward to the succeeding 20 taxable years. At June 30, 2025, the Company had $8.5 million in Wisconsin net operating loss carryforwards. Due to a change in Wisconsin tax law that provides for a subtraction from the Bank's state taxable income for loan and fee interest income from certain commercial and agricultural loans, management determined that the Company was highly unlikely to incur a material Wisconsin tax liability in the foreseeable future, instead generating Wisconsin net operating loss carryforwards that would never be realized; and, accordingly a valuation allowance of $665,000 was established for these carryforwards at June 30, 2025.

REGULATION AND SUPERVISION

General

As a state savings bank, Marathon Bank is subject to examination, supervision and regulation, primarily by the WDFI and by the FDIC. The state and federal systems of regulation and supervision establish a comprehensive framework of activities in which Marathon Bank may engage and is intended primarily for the protection of depositors and the FDIC's Deposit Insurance Fund, and not for the protection of stockholders.

Marathon Bank is also regulated to a lesser extent by the Federal Reserve Board. In addition, Marathon Bank is a member of and owns stock in the Federal Home Loan Bank of Chicago, which is one of the 11 regional banks in the Federal Home Loan Bank System.

As a bank holding company, Marathon Bancorp is subject to examination and supervision by, and is required to file certain reports with, the Federal Reserve Board. Marathon Bancorp is subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Set forth below are certain material regulatory requirements that are applicable to Marathon Bank and Marathon Bancorp. This description of statutes and regulations is not intended to be a complete description of such statutes and regulations and their effects on Marathon Bank and Marathon Bancorp. Any change in these laws or regulations, whether by Congress or the applicable regulatory agencies, could have a material adverse impact on Marathon Bancorp, Marathon Bank and their operations.

Intrastate and Interstate Merger and Branching Activities

Wisconsin Law and Regulation. Any Wisconsin savings bank meeting certain requirements may, upon approval of the WDFI, establish one or more branch offices in the state of Wisconsin and the states of Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, Missouri, and Ohio. In addition, upon WDFI approval, a Wisconsin savings bank may establish a branch office in any other state as the result of a merger or consolidation.

Federal Law and Regulation. The Interstate Banking Act permits the federal banking agencies to, under certain circumstances, approve merger transactions between banks located in different states, regardless of whether the merger would be prohibited under state law. The Interstate Banking Act, as amended, authorizes de novo branching into another state at locations at which banks chartered by the host state could establish a branch. Mergers and the establishment of branches require the prior approval of the FDIC.

Loans and Investments

Wisconsin Law and Regulation. Under Wisconsin law and regulation, Marathon Bank is authorized to make, invest in, sell, purchase, participate or otherwise deal in mortgage loans or interests in mortgage loans without geographic restriction, including loans made on the security of residential and commercial property. Wisconsin savings banks also may lend funds on a secured or unsecured basis for business, commercial or agricultural purposes, provided the total of all such loans does not exceed 20% of the savings bank's total assets, unless the WDFI authorizes a greater amount. Loans are subject to certain other limitations, including percentage restrictions based on total assets.

Wisconsin savings banks may invest funds in certain types of debt and equity securities, including obligations of federal, state and local governments and agencies. Subject to prior approval of the WDFI, compliance with capital requirements and certain other restrictions, Wisconsin savings banks may invest in residential housing development projects. Wisconsin savings banks may also invest in service corporations or subsidiaries with the prior approval of the WDFI, subject to certain restrictions.

Wisconsin savings banks may make loans and extensions of credit, both direct and indirect, to one borrower in amounts up to 20% of the savings bank's capital plus an additional 5% for loans fully secured by readily marketable collateral. In addition, and notwithstanding the 20% of capital and additional 5% of capital limitations set forth above, Wisconsin savings banks may make loans to one borrower, or a related group of borrowers, for any purpose in an amount not to exceed $500,000, or to develop domestic residential housing units in an amount not to exceed the lesser of $30 million or 30% of the savings bank's capital, subject to certain conditions. This limit may be increased to 50% of capital for loans secured by certain assets. At June 30, 2025, Marathon Bank did not have any loans which exceeded the "loans-to-one borrower" limitations.

Federal Law and Regulation. FDIC regulations also govern the equity investments of Marathon Bank and, notwithstanding Wisconsin law and regulations, such regulations prohibit Marathon Bank from making certain equity investments and generally limit Marathon Bank's equity investments to those that are permissible for national banks and their subsidiaries. Also, under FDIC regulations, Marathon Bank must obtain prior FDIC approval before directly, or indirectly through a majority-owned subsidiary, engaging "as principal" in any activity that is not permissible for a national bank unless certain exceptions apply. The activity regulations provide that state banks that meet applicable minimum capital requirements and other specified criteria would be permitted to engage in certain activities that are not permissible for national banks, including certain real estate and securities activities conducted through subsidiaries. The FDIC will not approve an activity that it determines presents a significant risk to the FDIC insurance fund. The current activities of Marathon Bank and its subsidiaries are permissible under applicable federal regulations.

Lending Standards

Wisconsin Law and Regulation. Wisconsin law and regulations issued by the WDFI impose on Wisconsin savings banks certain fairness in lending requirements and prohibit savings banks from discriminating against a loan applicant based upon the applicant's physical condition, developmental disability, sex, marital status, race, color, creed, national origin, religion or ancestry.

Federal Law and Regulation. The federal banking agencies have adopted uniform regulations prescribing standards for extensions of credit that are secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate. Under the joint regulations adopted by the federal banking agencies, all insured depository institutions, such as Marathon Bank, must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and loan documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies (the "Interagency Guidelines") that have been adopted by the federal bank regulators.

The Interagency Guidelines, among other things, require a depository institution to establish internal loan-to-value limits for real estate loans that are not in excess of the following supervisory limits:

- for loans secured by raw land, 65% of the value of the collateral;
- for land development loans (i.e., loans for the purpose of improving unimproved property prior to the erection of structures), the supervisory loan-to-value limit is 75%;

- for loans for the construction of commercial, over four-family or other non-residential property, the supervisory limit is 80%;
- for loans for the construction of one- to four-family properties, the supervisory limit is 85%; and
- for loans secured by other improved property (e.g., farmland, completed commercial property and other income-producing property, including non-owner occupied, one- to four-family property), the supervisory limit is 85%.

Although no supervisory loan-to-value limit has been established for permanent mortgages on owner-occupied, one- to four-family or home equity loans, the Interagency Guidelines state that for any such loan with a loan-to-value ratio that equals or exceeds 90% at origination, an institution should require appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral.

Deposits

Wisconsin Law and Regulation. Under Wisconsin law, Marathon Bank is permitted to establish deposit accounts and accept deposits. Marathon Bank's board of directors, or its designee, determines the rate and amount of interest to be paid on or credited to deposit accounts subject to FDIC limitations.

Deposit Insurance

Wisconsin Law and Regulation. Under Wisconsin law, Marathon Bank is required to obtain and maintain insurance on its deposits from a deposit insurance corporation. The deposits of Marathon Bank are insured up to the applicable limits by the FDIC.

Federal Law and Regulation. Marathon Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. Marathon Bank's deposit accounts are insured by the FDIC, generally up to a maximum of $250,000 per depositor.

The FDIC imposes deposit insurance assessments against all insured depository institutions. An institution's assessment rate depends upon the perceived risk of the institution to the Deposit Insurance Fund, with institutions deemed less risky paying lower rates. Currently, assessments for institutions of less than $10 billion of total assets are based on financial measures and supervisory ratings derived from statistical models estimating the probability of failure within three years. Effective January 1, 2023, assessment rates (inclusive of possible adjustments) for institutions of Marathon Bank's size range from 3.5 to 32 basis points of each institution's total assets less tangible capital. The FDIC may increase or decrease the range of assessments uniformly, except that no adjustment can deviate more than two basis points from the base assessment rate without notice and comment rulemaking. The FDIC also has the authority to issue special assessments. A significant increase in insurance premiums would have an adverse effect on the operating expenses and results of operations of Marathon Bank. We cannot predict what deposit insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition or violation that might lead to termination of deposit insurance at Marathon Bank.

Capital Requirements

Wisconsin Law and Regulation. Wisconsin savings banks are required to maintain a minimum net worth ratio of 6% and must maintain total capital necessary to ensure the continuation of insurance of deposit accounts by the FDIC. If the WDFI determines that the financial condition, history, management or earning prospects of a savings bank are not adequate, the WDFI may require a higher minimum capital level for the savings bank. If a Wisconsin savings bank's capital ratio falls below the required level, the WDFI may direct the savings bank to adhere to a specific written plan established by the WDFI to correct the savings bank's capital deficiency, as well as a number of other restrictions on the savings bank's operations, including a prohibition on the payment of dividends. At June 30, 2025 and June 30, 2024, Marathon Bank's net worth ratio, as calculated under Wisconsin law, was 15.86% and 13.91%, respectively.

Federal Law and Regulation. Federal regulations require FDIC insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio.

Common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Marathon Bank exercised its AOCI opt-out election. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one- to four-family residential real estate loans, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted asset above the amount necessary to meet its minimum risk-based capital requirements.

In assessing an institution's capital adequacy, the FDIC takes into consideration, not only these numeric factors, but qualitative factors as well, including the bank's exposure to interest rate risk. The FDIC has the authority to establish higher capital requirements for individual institutions where deemed necessary due to a determination that an institution's capital level is, or is likely to become, inadequate in light of particular circumstances. Marathon Bank exceeds all regulatory capital requirements and is deemed "well capitalized" for regulatory capital purposes as of June 30, 2025.

The Economic Growth, Regulatory Relief and Consumer Protection Act, enacted in 2018, required the federal banking agencies, including the FDIC, to establish for institutions with assets of less than $10 billion a "community bank leverage ratio" of between 8 to 10% (Tier 1 capital to average total consolidated assets). Institutions with capital meeting or exceeding the ratio and otherwise complying with the specified requirements (including off-balance sheet exposures of 25% or less of total assets and trading assets and liabilities of 5% or less of total assets) and electing the alternative framework are considered to comply with the applicable regulatory capital requirements, including the risk-based requirements.

The community bank leverage ratio was established at 9.0%. A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. An institution that temporarily ceases to meet any qualifying criteria is provided with a two-quarter grace period to again achieve compliance provided that the institution's leverage ratio falls no more than one percentage point below the applicable community bank leverage ratio requirement. Failure to meet the qualifying criteria within the grace period or maintain the required leverage ratio requires the institution to comply with the generally applicable capital requirements.

As of June 30, 2025, Marathon Bank elected to use the community bank leverage ratio.

Safety and Soundness Standards

Each federal banking agency, including the FDIC, has adopted guidelines establishing general standards relating to internal controls, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits, and information security. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholder.

Prompt Corrective Regulatory Action

Federal bank regulatory authorities are required to take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For these purposes, the statute establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

Under the regulations, a bank is deemed to be (i) "well capitalized" if it has total risk-based capital of 10.0% or more, has a Tier 1 risk-based capital ratio of 8.0% or more, has a Tier 1 leverage capital ratio of 5.0% or more and a common equity Tier 1 ratio of 6.5% or more, and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 6.0% or more, a Tier 1 leveraged capital ratio of 4.0% or more and a common equity Tier 1 ratio of 4.5% or more, and does not meet the definition of "well capitalized"; (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 6.0%, a Tier 1 leverage capital ratio that is less than 4.0% or a common equity Tier 1 ratio of less than 4.5%; (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0% and a Tier 1 risk-based capital ratio that is less than 4.0% or a common equity Tier 1 ratio of less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

The previously referenced final rule establishing an elective "community bank leverage ratio" regulatory capital framework provides that a qualifying institution whose capital meets or exceeds the community bank leverage ratio and opts to use that framework will be considered "well capitalized" for purposes of prompt corrective action.

Federal law and regulations also specify circumstances under which a federal banking agency may reclassify a well-capitalized institution as adequately capitalized and may require an institution classified as less than well capitalized to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized).

The FDIC may order savings banks that have insufficient capital to take corrective actions. For example, a savings bank that is categorized as "undercapitalized" is subject to growth limitations and is required to submit a capital restoration plan, and a holding company that controls such a savings bank is required to guarantee that the savings bank complies with the restoration plan. A "significantly undercapitalized" savings bank may be subject to additional restrictions. Savings banks deemed by the FDIC to be "critically undercapitalized" would be subject to the appointment of a receiver or conservator.

As noted above, Marathon Bank is considered "well capitalized" for regulatory capital purposes as of June 30, 2025.

Dividends

Under Wisconsin law and applicable regulations, a Wisconsin savings bank that meets its regulatory capital requirements may declare dividends on capital stock based upon net profits, provided that its paid-in surplus equals its capital stock. In addition, prior WDFI approval is required before dividends exceeding 50% of net profits for any calendar year may be declared and before a stock dividend may be declared out of retained earnings.

The FDIC has the authority to prohibit Marathon Bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of Marathon Bank. Institutions may not pay dividends if they would be "undercapitalized" following payment of the dividend within the meaning of the prompt corrective action regulations.

Liquidity and Reserves

Wisconsin Law and Regulation. Under WDFI regulations, all Wisconsin savings banks are required to maintain a certain amount of their assets as liquid assets, consisting of cash and certain types of investments. The exact amount of assets a savings bank is required to maintain as liquid assets is set by the WDFI, but generally ranges from 4% to 15% of the savings bank's average daily balance of net withdrawable accounts plus short-term borrowings (the "Required Liquidity Ratio"). At June 30, 2025, Marathon Bank's Required Liquidity Ratio was 8%, and Marathon Bank was in compliance with this requirement. In addition, 50% of the liquid assets maintained by a Wisconsin savings bank must consist of "primary liquid assets," which are defined to include securities issued by the U.S. Government, U.S. Government agencies or the state of Wisconsin or a subdivision thereof, and cash. At June 30, 2025, Marathon Bank was in compliance with this requirement.

Federal Law and Regulation. The Federal Reserve Board currently has no reserve requirement for Marathon Bank.

Transactions with Affiliates and Insiders

Wisconsin Law and Regulation. Under Wisconsin law, a savings bank may not make a loan to a person owning 10% or more of its stock, an affiliated person (including a director, officer, the spouse of either and a member of the immediate family of such person who is living in the same residence), agent, or attorney of the savings bank, either individually or as an agent or partner of another, except as provided under the rules of the WDFI and regulations of the FDIC. In addition, unless the prior approval of the WDFI is obtained, a savings bank may not purchase, lease or acquire a site for an office building or an interest in real estate from an affiliated person, including a stockholder owning more than 10% of its capital stock, or from any firm, corporation, entity or family in which an affiliated person or 10% stockholder has a direct or indirect interest.

Federal Law and Regulation. Sections 23A and 23B of the Federal Reserve Act govern transactions between an insured savings bank, such as Marathon Bank, and any of its affiliates, including Marathon Bancorp. The Federal Reserve Board has adopted Regulation W, which comprehensively implements and interprets Sections 23A and 23B, in part by codifying prior Federal Reserve Board interpretations under Sections 23A and 23B.

An affiliate of a savings bank is any company or entity that controls, is controlled by or is under common control with the savings bank. A subsidiary of a savings bank that is not also a depository institution or a "financial subsidiary" under federal law is not treated as an affiliate of the savings bank for the purposes of Sections 23A and 23B; however, the FDIC has the discretion to treat subsidiaries of a savings bank as affiliates on a case-by-case basis. Sections 23A and 23B limit the extent to which a savings bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of the savings bank's capital stock and surplus, and limit all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. The term "covered transaction" includes the making of loans, purchase of assets, issuance of guarantees and other similar types of transactions. Most loans and other extensions of credit by a savings bank to any of its affiliates must be secured by collateral in amounts ranging from

100% to 130% of the loan amounts, depending on the type of collateral. In addition, any affiliate transactions by a savings bank must be on terms that are substantially the same, or at least as favorable, to the savings bank as those that would be provided to a non-affiliate, and be consistent with safe and sound banking practices.

A savings bank's loans to its executive officers, directors, any owner of more than 10% of its stock (each, an insider) and any of certain entities affiliated with any such person (an insider's related interest) are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the Federal Reserve Board's Regulation O thereunder. Under these restrictions, the aggregate amount of the loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to national banks (which is generally 15% of capital and surplus). Aggregate loans by a savings bank to its insiders and insiders' related interests in the aggregate may not exceed the savings bank's unimpaired capital and unimpaired surplus. With certain exceptions, loans to an executive officer, other than loans for the education of the officer's children and certain loans secured by the officer's primary residence, may not exceed the greater of $25,000 or 2.5% of the savings bank's unimpaired capital and unimpaired surplus, but in no event more than $100,000. Regulation O also requires that any proposed loan to an insider or a related interest of that insider be approved in advance by a majority of the board of directors of the savings bank, with any interested director not participating in the voting, if such loan, when aggregated with any existing loans to that insider and the insider's related interests, would exceed either $500,000 or the greater of $25,000 or 5% of the savings bank's unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not present more than a normal risk of collectability.

Anti-tying Restrictions

Wisconsin savings banks, such as Marathon Bank, are subject to the prohibitions on certain tying arrangements. Subject to certain exceptions, a savings bank is prohibited from extending credit to or offering any other service to a customer, or fixing or varying the consideration for such extension of credit or service, on the condition that such customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution.

Examinations and Assessments

Marathon Bank is required to file periodic reports with and is subject to periodic examinations by the WDFI and the FDIC. Federal regulations require annual on-site examinations for all depository institutions except certain well-capitalized and highly rated institutions with assets of less than $3 billion, which are examined every 18 months. Marathon Bank is required to pay examination fees and annual assessments to fund its supervision.

Customer Privacy

Under Wisconsin and federal law and regulations, savings banks, such as Marathon Bank, are required to develop and maintain privacy policies relating to information on its customers, restrict access to and establish procedures to protect customer data. Applicable privacy regulations further restrict the sharing of non-public customer data with non-affiliated parties if the customer requests.

Cyber Security

The federal banking agencies recently adopted rules providing for new notification requirements for banking organizations and their service providers for significant cybersecurity incidents. Specifically, the new rules require a banking organization to notify its primary federal regulator as soon as possible, and no later than 36 hours after, the banking organization determines that a "computer-security incident" rising to the level of a "notification incident" has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. Service providers are required under the rule to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect the banking organization's customers for four or more hours.

Community Reinvestment Act

Under the Community Reinvestment Act, Marathon Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the FDIC, in connection with its examination of Marathon Bank, to assess Marathon Bank's record of meeting the credit needs of its community and to take that record into account in the FDIC's evaluation of certain applications by Marathon Bank. For example, the regulations specify that a bank's Community Reinvestment Act performance will be considered in its expansion (e.g., branching or merger) proposals and may be the basis for approving, denying or conditioning the approval of an application. As of the date of its most recent regulatory examination, Marathon Bank was rated "satisfactory" with respect to its Community Reinvestment Act compliance.

On October 24, 2023, the FDIC and the other federal banking agencies issued a final rule to strengthen and modernize the Community Reinvestment Act regulations. Under the final rule, state savings banks with assets of less than $600 million as of December 31 in either of the prior two calendar years will be a "small bank." Small banks will be subject to either the current regulations' small bank lending test or, at the banks' option, the Retail Lending Test set out in the new regulations. The applicability date for the majority of the provisions in the new Community Reinvestment Act regulations is January 1, 2026, and additional requirements will be applicable on January 1, 2027. The new CRA regulations have been subject to litigation. On July 16, 2025, the federal banking agencies issued a joint notice of proposed rulemaking to rescind the CRA final rule issued in October 2023 and reinstate the CRA framework that existed prior to the October 2023 final rule.

Federal Home Loan Bank System

The Federal Home Loan Bank System, consisting of 11 Federal Home Loan Banks, is under the jurisdiction of the Federal Housing Finance Board. The designated duties of the Federal Housing Finance Board are to supervise the Federal Home Loan Banks; ensure that the Federal Home Loan Banks carry out their housing finance mission; ensure that the Federal Home Loan Banks remain adequately capitalized and able to raise funds in the capital markets; and ensure that the Federal Home Loan Banks operate in a safe and sound manner.

Marathon Bank, as a member of the Federal Home Loan Bank of Chicago, is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Chicago in specified amounts. Marathon Bank is in compliance with this requirement with an investment in Federal Home Loan Bank of Chicago stock of $1.3 million at June 30, 2025.

Among other benefits, the Federal Home Loan Banks provide a central credit facility primarily for member institutions. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes advances to members in accordance with policies and procedures established by the Federal Housing Finance Board and the board of directors of the Federal Home Loan Bank of Chicago. At June 30, 2025, Marathon Bank had $15.0 million of advances from the Federal Home Loan Bank of Chicago.

Other Regulations

Interest and other charges collected or contracted for by Marathon Bank are subject to state usury laws and federal laws concerning interest rates. Marathon Bank's operations are also subject to federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;
- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;
- Truth in Savings Act; and
- rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Marathon Bank also are subject to the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check; and

- The USA PATRIOT Act, which requires depository institutions to, among other things, establish broadened anti-money laundering compliance programs, and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements that also apply to financial institutions under the Bank Secrecy Act and the Office of Foreign Assets Control regulations.

Holding Company Regulation

General. Marathon Bancorp is a bank holding company within the meaning of the Bank Holding Company Act of 1956. As such, Marathon Bancorp is registered with the Federal Reserve Board and subject to the regulation, examination, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board has enforcement authority over Marathon Bancorp and its non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. Acquisitions of additional banks or savings institutions generally require the prior approval of the Federal Reserve Board.

Permissible Activities. A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorized a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. Marathon Bancorp did not elect "financial holding company" status.

Capital. Consolidated regulatory capital requirements identical to those applicable to subsidiary banks generally apply to bank holding companies. However, the Federal Reserve Board has provided a "Small Bank Holding Company" exception to its consolidated capital requirements, and bank holding companies with less than $3.0 billion of consolidated assets are not subject to the consolidated holding company capital requirements unless otherwise directed by the Federal Reserve Board. As a result, the Federal Reserve Board's consolidated holding company regulatory capital requirements do not presently apply to Marathon Bancorp.

Source of Strength. The Federal Reserve Board has issued regulations requiring that all bank holding companies serve as a source of strength to their subsidiary depository institutions by providing financial, managerial and other support in times of an institution's distress.

Dividends and Stock Repurchases. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank staff concerning dividends in certain circumstances such as when the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend, the proposed dividend is not covered by earnings for the period for which it is being paid or the company's overall rate or earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a bank holding company to pay dividends may be restricted if a subsidiary savings bank becomes undercapitalized.

The Federal Reserve Board regulatory guidance also states that a bank holding company should consult with Federal Reserve Bank supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the bank holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred.

There is a separate requirement that a bank holding company give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

These regulatory policies may affect the ability of Marathon Bancorp to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Acquisition of Bank Holding Company

Under the Change in Bank Control Act, no person (including a company), or group of persons acting in concert, may acquire control of a bank holding company unless the Federal Reserve Board has been given 60 days' prior written notice and not disapproved the proposed acquisition. The Federal Reserve Board considers several factors in evaluating a notice, including the financial and managerial resources of the acquirer and competitive effects. Control, as defined under the Change in Bank Control Act and applicable regulations, means the power, directly or indirectly, to direct the management or policies of the company or to vote 25% or more of any class of voting securities of the company. Acquisition of more than 10% of any class of a bank holding company's voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as is the case with Marathon Bancorp, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, federal regulations separately provide that no company may acquire control (as defined in the Bank Holding Company Act) of a bank holding company without the prior approval of the Federal Reserve Board. Control, as defined under the Bank Holding Company Act and Federal Reserve Board regulations, means ownership, control or power to vote 25% or more of any class of voting stock, control in any manner over the election of a majority of the company's directors, or a determination by the regulator that the acquiror has the power to exercise, directly or indirectly, a controlling influence over the management or policies of the company. Any company that acquires such control becomes a "bank holding company" subject to registration, examination and regulation by the Federal Reserve Board. In March 2020, the Federal Reserve Board adopted a final rule, effective September 30, 2020, that revised its framework for determining whether a company has a "controlling influence" over a bank holding company for that purpose.

Federal Securities Laws

Marathon Bancorp's common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Marathon Bancorp is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Emerging Growth Company Status

The JOBS Act, which was enacted in 2012, has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.235 billion during its most recently completed fiscal year qualifies as an "emerging growth company." Marathon Bancorp qualifies as an emerging growth company under the JOBS Act.

An "emerging growth company" may choose not to hold stockholder votes to approve annual executive compensation (more frequently referred to as "say-on-pay" votes), executive compensation payable in connection with a merger (more frequently referred to as "say-on-golden parachute" votes) or disclose pay versus performance information. An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company's internal control over financial reporting, and can provide scaled disclosure regarding executive compensation; however, Marathon Bancorp will also not be subject to the auditor attestation requirement or additional executive compensation disclosure so long as it remains a "non-accelerated filer" and a "smaller reporting company," respectively, under Securities and Exchange Commission regulations (generally less than $75 million and $250 million, respectively, of voting and non-voting equity held by non-affiliates or less than $100 million in annual revenue and less than $700 million in public float). Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. Marathon Bancorp has elected to comply with new or amended accounting pronouncements in the same manner as a private company.

A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.235 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933; (iii) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a "large accelerated filer" under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

ITEM 1A: RISK FACTORS

Not required of a smaller reporting company.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 1C: CYBERSECURITY

The Company has developed an information security program to assess, identify, and monitor cybersecurity risks. The Company regularly assesses cybersecurity risks arising from the operating environment and attempts to identify the likelihood and severity of the risk and the possible impact of the risk on the Company, its customers, and employees.

The Company conducts periodic testing of software, hardware, defensive capabilities, and other information security systems utilizing both internal processes and third-party consultants. Testing procedures are supplemented by regular cyber threat exercises and employee training. Threat simulation exercises are used to develop and refine the Company's incident response plans and employees undergo cybersecurity awareness training on a regular basis.

The Company also addresses cyber risks posed by its relationships with third-party vendors. The Company assesses vendor risk as a part of its vendor management process. The vendor management process also requires a review of all critical vendors annually and all critical vendors are reported to the Board of Directors.

The Chief Administrative Officer in conjunction with Management, Board of Directors, and the IT Steering Committee leads the Company's information security program. The IT Steering Committee is responsible for oversight of the Company's cybersecurity and information security program and regularly reviews and evaluates information security and cybersecurity risks provided by Management. The IT Steering Committee meets at least quarterly to evaluate and review the information presented by Management. The IT Steering Committee meeting minutes are presented to the Board of Directors. The Company uses a third-party vendor for its managed IT services which includes cybersecurity. The vendor evaluates threat intelligence and response, patch management and vulnerability management among other things.

To date, the Company has not experienced any cybersecurity threats or incidents that have materially affected or are reasonably likely to affect its business strategy, results of operations, or financial condition. However, the sophistication of and risks from cybersecurity threats and incidents continues to increase, and the preventative actions the Company has taken and continues to take to reduce the risk of cybersecurity threats and incidents and protect its systems and information may not successfully protect against all cybersecurity threats and incidents.

ITEM 2: PROPERTIES

As of June 30, 2025, the net book value of our office properties was $3.4 million (excluding right-to-use-assets). The following table sets forth information regarding our offices. See Note 5 to the Audited Consolidated Financial Statements for additional information regarding the Company's property and equipment.

Location	Leased or Owned	Year Acquired or Leased	Net Book Value of Real Property (In thousands)
Main Office:			
500 Scott Street, Wausau, WI 54403	Owned	1963	$ 958
Other Properties:			
1133 E Grand Avenue, Rothschild, WI	Leased	2009	35
307 Third Street, Mosinee, WI	Owned	1974	44
11315 N. Cedurburg Rd, Mequon, WI	Leased	2018	237
19105 W. Capitol Dr., Brookfield, WI	Owned	2024	2,008
Land, Weston, WI	Owned	2024	158

We believe that current facilities are adequate to meet our present and foreseeable needs, subject to possible future expansion.

ITEM 3: LEGAL PROCEEDINGS

We are not involved in any pending legal proceedings as a defendant other than routine legal proceedings occurring in the ordinary course of business. At June 30, 2025, we were not involved in any legal proceedings the outcome of which would be material to our financial condition or results of operations.

ITEM 4: MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock trades on the Nasdaq Capital Market under the symbol "MBBC". There were 297 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) as of September 25, 2025 and 2,938,698 shares of common stock outstanding. The following table sets forth the quarterly high and low prices for a share of the Company's common stock prior to the Company listing its shares on the Nasdaq Capital Market on April 22, 2025. The information was obtained from the OTCID Market. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. No dividends were paid in fiscal 2025 or 2024.

	Market Value of Common Stock	
	High	Low
Quarter Ended September 30, 2024	$ 6.60	$ 6.38
Quarter Ended December 31, 2024	10.20	6.42
Quarter Ended March 31, 2025	11.25	9.34
Quarter Ended September 30, 2023	$ 10.25	$ 8.50
Quarter Ended December 31, 2023	9.68	6.75
Quarter Ended March 31, 2024	9.90	9.14
Quarter Ended June 30, 2024	9.59	8.00

Dividends

We do not currently intend to pay cash dividends to our stockholders. The payment and amount of any dividend payments will be subject to statutory and regulatory limitations, and will depend upon a number of factors, including the following: regulatory capital requirements; our financial condition and results of operations; our other uses of funds for the long-term value of stockholders; tax considerations; and general economic conditions.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

On December 22, 2023, the Company announced it had adopted a stock repurchase program. Under the repurchase program, the Company could repurchase up to 107,875 shares of its common stock, or approximately 5.0% of the then outstanding shares. The stock repurchase plan was terminated on April 21, 2025 with 87,875 shares yet to be repurchased.

Set forth below is the share repurchase activity for the three months ended June 30, 2025.

Period	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans Or Programs	Approximate Number of Shares That May Yet Be Purchased Under the Plans or Programs
April 1-30, 2025	—	$ -	—	—
May 1-31, 2025	325 (1)	$ 10.03	—	—
June 1-30, 2025	2,904 (1)	$ 9.99	—	—
Total	3,229		—	—

(1) This column reflects the deemed surrender to us of 3,229 shares of common stock to satisfy tax withholding obligations in connection with the vesting of employee restricted stock.

ITEM 6: RESERVED

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects our audited consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the audited consolidated financial statements, which appear beginning on page 53 of this Form 10-K.

Overview

Net Interest Income. Our primary source of income is net interest income. Net interest income is the difference between interest income, which is the income we earn on our loans and investments, and interest expense, which is the interest we pay on our deposits and borrowings.

Provision for Credit Losses on Loans. The allowance for credit losses on loans is established through charges to earnings in the form of a provision for credit losses. Loan losses are charged against the allowance for credit losses for the difference between the carrying value of the loan and the estimated net realizable value or fair value of the collateral, if collateral dependent, when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

Non-interest Income. Our primary sources of non-interest income are mortgage banking income, service charges on deposit accounts and net gains in the cash surrender value of bank owned life insurance. Other sources of non-interest income include net gain on securities transactions, net gain or loss on disposal of foreclosed assets, gain on proceeds from life insurance death benefit, and other income.

Non-Interest Expenses. Our non-interest expenses consist of salaries and employee benefits, net occupancy and equipment, data processing and office, professional fees, marketing expenses and other general and administrative expenses, including premium payments we make to the FDIC for insurance of our deposits.

Income Tax Expense (Benefit). Our income tax expense (benefit) is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and the tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amounts expected to be realized.

Summary of Significant Accounting Estimates

The discussion and analysis of the financial condition and results of operations are based on our audited consolidated financial statements, which are prepared in conformity with U.S. GAAP. The preparation of these audited consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies discussed below to be significant accounting policies and estimates. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

In 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an "emerging growth company" we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to take advantage of the benefits of this extended transition period.

Accordingly, our financial statements may not be comparable to companies that comply with such new or revised accounting standards.

The following represent our significant accounting estimates:

Allowance for Credit Losses on Loans. The allowance for credit losses on loans is established through charges to earnings in the form of a provision for credit losses. Loan losses are charged against the allowance for credit losses for the difference between the carrying value of the loan and the estimated net realizable value or fair value of the collateral, if collateral dependent, when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance represents management's current estimate of expected credit losses over the contractual term of loans, and is recorded at an amount that, in management's judgment, reduces the recorded investment in loans to the net amount expected to be collected. No allowance for credit loss is recorded on accrued interest receivable and amounts written-off are reversed by an adjustment to interest income. Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. Loans that share common risk characteristics are evaluated collectively using a weighted-average remaining maturity methodology. The weighted-average remaining maturity methodology uses an average annual charge-off rate as a foundation for estimating the credit loss for the remaining balances of all loan pools. The average annual charge-off rate is applied to the contractual term, further adjusted for estimated prepayments to determine the unadjusted historical charge-off rate.

Management's estimate of the allowance for credit losses on loans that are collectively evaluated also includes a qualitative assessment of available information relevant to assessing collectability that is not captured in the loss estimation process. This includes forecasts that are reasonable and supportable concerning expectations of future economic conditions. The reasonable and supportable forecast period is 24 months. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

These qualitative risk factors include:

1. Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2. Changes in the value of underlying collateral for collateral dependent loans.

3. Nature and volume of the portfolio and terms of loans.

4. Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

5. Existence and effect of any concentrations of credit and changes in the level of such concentrations.

6. Experience, ability, and depth of lending management and other relevant staff.

7. Quality of loan review and Board of Director oversight.

8. The effect of other external factors such as competition, legal and regulatory requirements.

9. Changes in national and local economic conditions related to unemployment, house price index, and gross domestic product.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for credit losses calculation for our loan portfolio.

The evaluation also considers the following risk characteristics of each loan portfolio segment:

- One-to- four-family residential real estate loans carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

- Commercial real estate loans carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because repayment of these loans may be dependent upon the profitability and cash flows of the business or project.

- Construction loans carry risks that the project may not be finished according to schedule, the project may not be finished according to budget, and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure or other factors unrelated to the project.

- Commercial and industrial loans carry risks associated with the successful operation of a business because repayment of these loans may be dependent upon the profitability and cash flows of the business. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much reliability.

- Multifamily real estate loans are generally secured by properties consisting of five or more rental units in our market area. Our multifamily real estate loans generally have fixed rates, initial terms of five years and amortization periods of up to 30 years, with a balloon payment due at the end of the initial term. Virtually all of our multifamily real estate loans are secured by properties located within our primary lending markets in Wisconsin.

- Consumer loans carry risk associated with the continued creditworthiness of the borrower and the value of the collateral, if any. These loans are typically either unsecured or secured by rapidly depreciating assets. They are also likely to be immediately and adversely affected by job loss, divorce, illness, personal bankruptcy, or other changes in circumstances.

Loans that do not share common risk characteristics with other loans are evaluated individually and are not included in the collective analysis. The allowance for credit losses on loans that are individually evaluated may be estimated based on their expected cash flows, or, in the case of loans for which repayment is expected substantially through the operation or sale of collateral when the borrower is experiencing financial difficulty, may be measured based on the fair value of the collateral less estimated costs to sell.

As an integral part of their examination process, various regulatory agencies review the allowance for credit losses on loans as well. Such agencies may require that changes in the allowance for credit losses on loans be recognized when such regulatory credit evaluations differ from those of management based on information available to the regulators at the time of their examinations.

Because Marathon Bancorp's methodology for maintaining its allowance for credit losses is based on historical experience and trends, current economic information, forecasted data, and management's judgement, a range of estimates for the estimate of the allowance for credit losses may be supportable. Deteriorating economic conditions may lead to further required increases to the allowance; conversely, improvements to economic conditions may warrant further reductions to the allowance. In estimating the allowance for credit losses, management considers the sensitivity of the model and significant judgments and assumptions that could result in an amount that is materially different from management's estimate, including as it relates to qualitative considerations.

As of June 30, 2025 and June 30, 2024, the allowance for credit losses totaled $1.7 million and $1.8 million, respectively. Due to the nature and composition of Marathon Bank's lending activities, a significant portion of the allowance for credit losses is allocated to the one- to four-family residential loan portfolio and the commercial real estate and multifamily real estate loan portfolios. As of June 30, 2025 and June 30, 2024, the allowance for credit losses allocated to the one- to four-family residential loan portfolio and the commercial real estate and multifamily real estate loan portfolios was $1.1 million and $461,000, respectively, or 65.7% and 32.8%, respectively.

Changes in the Wisconsin unemployment rate, the Wisconsin annual housing price index and the Wisconsin annual gross domestic product could have a material impact on the model's estimation of the allowance for credit losses. Marathon Bank's methodology for maintaining its allowance for credit losses includes various levels within each of the aforementioned criteria. Set forth below is a hypothetical change to the next level within Marathon Bank's allowance calculation. Changing these levels as of June 30, 2025, from those actually used on June 30, 2025 to the next highest or lowest level resulted in an increase in Marathon Bank's allowance for credit losses of $139,000, or 8.1%.

As of June 30, 2025	
Historical Actual	Hypothetical Change
Wisconsin Unemployment (2.4%-3.0%)	3.0%-4.0%
Wisconsin Annual Housing Price Index (4.4%-6.5%)	0.4%-4.4%
Wisconsin Annual Gross Domestic Product (-6.6%-2.4%)	-6.6%-2.4%

While management has concluded that its current evaluation is reasonable under the circumstances, and that sensitivity analysis is based on a series of hypothetical scenarios not intended to represent management's assumptions or judgement of factors as of June 30, 2025, it has also concluded that differing assumptions could materially impact allowance calculations, either positively or adversely.

Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We recognize the tax effects from an uncertain tax position in the consolidated financial statements only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized, upon ultimate settlement with the relevant tax authority. We recognize interest and penalties accrued or released related to uncertain tax positions in current income tax expense or benefit.

Allowance for Credit Losses on Available for Sale ("AFS") Securities. Prior to implementation of CECL, unrealized losses on AFS debt securities caused by a credit event would require the direct write-down of the AFS security through the other-than-temporary impairment approach; however, the new standard requires credit losses to be presented as an ACL. The Company is still required to conduct an impairment evaluation on AFS securities to determine whether the Company has the intent to sell the security or it is more likely than not that it will be required to sell the security before recovery. If these situations apply, the guidance continues to require the Company to reduce the security's amortized cost basis down to its fair value through earnings. The Company also evaluates the unrealized losses on AFS securities to determine if a security's decline in fair value below its amortized cost basis is due to credit factors. The evaluation is based upon factors such as the creditworthiness of the underlying borrowers, performance of the underlying collateral, if applicable, and the level of credit support in the security structure. Management also evaluates other factors and circumstances that may be indicative of a decline in the fair value of the security due to a credit factor. This includes, but is not limited to, the extent to which fair value is less than amortized cost, the current interest rate environment, changes to rating of security or security issuer, and adverse conditions specifically related to the security among other factors. If this assessment indicates that a credit loss exists, the present value of the expected cash flows of the security is compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost, an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis under the CECL standard, and declines due to non-credit factors are recorded in AOCI, net of taxes. If a credit loss is recognized in earnings, subsequent improvements to the expectation of collectability will be recognized through the ACL. If the fair value of the security increases above its amortized cost, the unrealized gain will be recorded in accumulated other comprehensive income ("AOCI"), net of taxes, on the unaudited consolidated balance sheets. Accrued interest receivable on AFS securities is excluded from the estimate of credit losses.

Allowance for Credit Losses on Held to Maturity ("HTM") Securities. The Company's portfolio of held to maturity securities consists of U.S. agency residential mortgage-backed securities which are highly rated by major rating agencies and have a long history of no credit losses. In estimating the net amount expected to be collected for held to maturity securities in an unrealized loss position, a historical loss based method is utilized.

Foreclosed Assets. Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Fair Value Measurements. The Company determines the fair value of certain assets in accordance with the provisions of FASB Accounting Standards Codification Topic Accounting Standards Codification 820, *Fair Value Measurements*, which provides a framework for measuring fair value under generally accepted accounting principles.

Fair value is defined as the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. It is required that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The Standard also establishes a fair value hierarchy, which prioritizes the valuation inputs into three broad levels:

- Level 1 inputs consist of quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset.
- Level 3 inputs are unobservable inputs related to the asset.

Selected Financial Data

The following selected consolidated financial data sets forth certain financial highlights of the Company and should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K for 2025.

	At June 30,	
	2025	**2024**
	(In thousands)	
Selected Financial Condition Data:		
Total assets	$ 238,835	$ 219,296
Cash, cash equivalents and interest-bearing deposits in other financial institutions	14,623	10,672
Debt securities available for sale	5,201	6,607
Debt securities held to maturity	484	510
Loans receivable, net	200,796	183,448
Foreclosed assets (OREO), net	996	1,375
Federal Home Loan Bank stock, at cost	1,329	1,329
Bank owned life insurance	9,243	8,973
Premises and equipment, net	3,884	4,086
Deposits	175,241	172,981
Federal Home Loan Bank (FHLB) advances	15,000	13,000
Stockholders' Equity	45,709	31,295

	For the Years Ended June 30,	
	2025	**2024**
	(In thousands)	
Selected Operating Data:		
Interest income	$ 9,551	$ 9,431
Interest expense	3,508	3,591
Net interest income	6,043	5,840
Provision for (recovery of) credit losses	(94)	(190)
Net interest income after provision for (recovery of) credit losses	6,137	6,030
Non-interest income	749	726
Non-interest expense	6,875	7,002
Income (loss) before income taxes (benefit)	11	(246)
Provision for (benefit from) income taxes	(31)	(59)
Net income (loss)	$ 42	$ (187)

	At or For the Years Ended June 30,	
	2025	2024
Performance Ratios:		
Return (loss) on average assets	0.02 %	(0.08)%
Return (loss) on average equity	0.14 %	(0.62)%
Interest rate spread (1)	2.40 %	2.40 %
Net interest margin (2)	2.84 %	2.75 %
Non-interest expenses to average assets	3.07 %	3.00 %
Efficiency ratio (3)	101.21 %	106.64 %
Average interest-earning assets to average interest-bearing liabilities	122.81 %	120.56 %
Book value per share	$ 15.55	$ 10.65
Capital Ratios (4):		
Average equity to average assets	13.87 %	13.00 %
Tier 1 capital to average assets	15.21 %	13.04 %
Asset Quality Ratios:		
Allowance for credit losses as a percentage of total loans	0.84 %	0.97 %
Allowance for credit losses as a percentage of non-performing loans	2,549.25 %	— %
Net (charge-offs) recoveries to average outstanding loans during the year	— %	— %
Non-performing loans as a percentage of total loans	0.03 %	— %
Non-performing loans as a percentage of total assets	0.03 %	— %
Total non-performing assets as a percentage of total assets	0.45 %	0.63 %
Other:		
Number of offices	5	5
Number of full-time equivalent employees	35	35

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percentage of average interest-earning assets.
(3) Represents non-interest expenses divided by the sum of net interest income and non-interest income.
(4) Capital ratios are for the Bank only. As of June 30, 2025 and 2024, the Bank elected to adopt the Community Bank Leverage Ratio Framework.

Comparison of Financial Condition at June 30, 2025 and June 30, 2024

Total Assets. Total assets increased $19.5 million, or 8.9%, to $238.8 million at June 30, 2025 from $219.3 million at June 30, 2024. The increase was primarily due to an increase in loans, net of $17.3 million, or 9.5%, and an increase in cash and cash equivalents of $3.9 million, or 37.4%. These increases were offset by a decrease in debt securities available for sale of $1.4 million, or 21.3%. The remaining asset categories showed no significant changes when comparing June 30, 2025 with June 30, 2024.

Cash and Cash Equivalents. Total cash and cash equivalents increased $3.9 million, or 37.4%, to $14.4 million at June 30, 2025 from $10.5 million at June 30, 2024, primarily due to the net proceeds raised from the Company's Conversion of $13.9 million, an increase in deposits of $2.2 million, or 1.3%, an increase in borrowings of $2.0 million, or 15.4% and a decrease in debt securities available for sale of $1.4 million, or 21.3%. These increases in cash and cash equivalents were offset by an increase in loans of $17.3 million, or 9.5%.

Debt Securities Available for Sale. Total debt securities available for sale decreased by $1.4 million, or 21.3%, from $6.6 million at June 30, 2024 to $5.2 million at June 30, 2025. The decrease was primarily related to the maturity of a $1.0 million corporate bond, calls of municipal bonds and paydowns of mortgage-backed securities.

Loans. Gross loans increased $17.3 million, or 9.5%, to $202.6 million at June 30, 2025 from $185.3 million at June 30, 2024. The increase was primarily due to an increase in commercial real estate loans of $17.6 million, or 23.6% and an increase in multi-family real estate loans of $2.7 million, or 6.0%. The increase in commercial real estate loans was related to a strategic focus capitalizing on market conditions, specifically focusing on higher-quality, well-capitalized assets from existing and new relationships. The increase in multi-family real estate loans was related to the improved lending conditions and the sustained demand for rental housing. Consumer loans (primarily home equity loans) also increased $348,000, or 21.6%, due to an improvement in rates and housing market stability. These increases were offset by decreases in the remaining categories of loans with the most significant decrease noted in one-to-four-family residential loans which decreased by $1.5 million, or 2.6%. The decrease in one-to-four-family residential loans was primarily related to the paydown of a $3.4 million residential loan. The construction loans decrease of $580,000 was primarily related to construction loans being converted to permanent financings. The decrease in commercial and industrial loans was primarily due to repayments exceeding new loan growth.

Foreclosed Assets. Foreclosed assets, net decreased by $379,000, or 27.5%, to $1.0 million at June 30, 2025, due to the Company accepting an offer of $1.1 million for the sale of the property resulting in a provision for valuation allowance of $379,000 being recorded during the year ended June 30, 2025.

Deposits. Total deposits increased by $2.2 million, or 1.3%, to $175.2 million at June 30, 2025 from $173.0 million at June 30, 2024 due to an increase in demand, NOW and money market deposits of approximately $5.1 million due to the Bank's growth and a movement of funds from matured certificates of deposit into more liquid deposit products.

Federal Home Loan Bank (FHLB) Advances. FHLB advances increased $2.0 million to $15.0 million at June 30, 2025 compared to $13.0 million June 30, 2024 as the Bank borrowed an additional $2.0 million from the FHLB to help fund loan growth.

Stockholders' Equity. Total stockholders' equity increased by $14.4 million, or 46.1% to $45.7 million, when comparing June 30, 2025 with June 30, 2024 primarily due to the net proceeds raised from the Company's Conversion of $15.2 million offset by an increase in common shares held by the ESOP.

Average Balance Sheets

The following table sets forth average balances, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense, as applicable. Loan balances include loans held for sale. Deferred loan fees accreted to interest income totaled $52,000 and $42,000 for the years ended June 30, 2025 and 2024, respectively.

	For the Year Ended June 30,					
	2025			2024		
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
			(Dollars in thousands)			
Interest-earning assets:						
Loans	$ 183,039	$ 8,649	4.73 %	$ 193,501	$ 8,637	4.46 %
Debt securities	6,393	169	2.64 %	8,236	214	2.60 %
Cash and cash equivalents	13,594	631	4.64 %	9,532	501	5.25 %
Other	1,329	102	7.67 %	1,097	79	7.20 %
Total interest-earning assets	204,355	9,551	4.67 %	212,366	9,431	4.44 %
Noninterest-earning assets	19,488			21,215		
Total assets	$ 223,843			$ 233,581		
Interest-bearing liabilities:						
Demand, NOW and money market deposits	$ 48,069	732	1.52 %	$ 44,036	612	1.39 %
Savings deposits	38,405	55	0.14 %	40,109	58	0.14 %
Certificates of deposit	67,787	2,252	3.32 %	75,133	2,273	3.03 %
Total interest-bearing deposits	154,261	3,039	1.97 %	159,278	2,943	1.85 %
FHLB advances and other borrowings	12,137	469	3.86 %	16,865	648	3.84 %
Total interest-bearing liabilities	166,398	3,508	2.11 %	176,143	3,591	2.04 %
Non-interest-bearing demand deposits	24,293			25,048		
Other non-interest-bearing liabilities	2,112			2,018		
Total liabilities	192,803			203,209		
Total stockholders' equity	31,040			30,372		
Total liabilities and stockholders' equity	$ 223,843			$ 233,581		
Net interest income		$ 6,043			$ 5,840	
Net interest rate spread (1)			2.40 %			2.40 %
Net interest-earning assets (2)	$ 37,957			$ 36,223		
Net interest margin (3)			2.84 %			2.75 %
Average interest-earning assets to interest-bearing liabilities	122.81 %			120.56 %		

(1) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Year Ended June 30,		
	2025 vs. 2024		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
	(In thousands)		
Interest-earning assets:			
Loans	$ (467)	$ 479	$ 12
Debt securities	(48)	3	(45)
Cash and cash equivalents	213	(83)	130
Other	17	6	23
Total interest-earning assets	(285)	405	120
Interest-bearing liabilities:			
Demand, NOW and money market deposits	56	64	120
Savings deposits	(3)	—	(3)
Certificates of deposit	(222)	201	(21)
Total interest-bearing deposits	(169)	265	96
FHLB advances and other borrowings	(182)	3	(179)
Total interest-bearing liabilities	(351)	268	(83)
Change in net interest income	$ 66	$ 137	$ 203

Comparison of Operating Results for the Years Ended June 30, 2025 and 2024

General. Net income was $42,000 for the year ended June 30, 2025, an increase of $229,000, or 122.7%, from a net loss of $187,000 for the year ended June 30, 2024. The increase in net income was primarily attributable to an increase in net interest income of $203,000 and a decrease in non-interest expenses of $128,000. Offsetting these increases in net income was a decrease in the provision for (recovery of) credit losses of $96,000.

Interest Income. Interest income increased by $120,000, or 1.3%, to $9.6 million for the year ended June 30, 2025 as compared to $9.4 million for the year ended June 30, 2024 primarily due to an increase in other interest income of $154,000 which was offset by a decrease in debt securities income of $45,000. Other interest income increased due to an increase in the average balance of cash and cash equivalents offset by a decrease in the average yield on cash and cash equivalents.

Loan interest income increased slightly by $11,000, or 0.1%, for the year ended June 30, 2025 as compared to the year ended June 30, 2024. The average yield on loans increased by 27 basis points which was offset by a decrease in the average balance of the loan portfolio of $10.5 million, or 5.4%. The average yield on the loan portfolio increased by 27 basis points from 4.46% for the year ended June 30, 2024 to 4.73% for the year ended June 30, 2025 as a result of higher interest rates. The average balance of the loan portfolio decreased by $10.5 million, or 5.4%, to $183.0 million for the year ended June 30, 2025 from $193.5 million for the year ended June 30, 2024. The decrease in the average balance of the loan portfolio was primarily related to repayments exceeding new loan growth.

Debt securities interest income decreased by $45,000, or 21.2%, to $169,000 for the year ended June 30, 2025 from $214,000 for the year ended June 30, 2024 due to a decrease of $1.8 million in the average balance of debt securities to $6.4 million for the year ended June 30, 2025 from $8.2 million for the year ended June 30, 2024. The average balance of debt securities continued to decrease due to the maturity of a $1.0 million corporate bond, calls of municipal bonds and paydowns of mortgage-backed securities. The average yield on debt securities increased slightly by four basis points to 2.64% for the year ended June 30, 2025 from 2.60% for the year ended June 30, 2024 as a result of the higher interest rate environment.

Interest Expense. Interest expense decreased by $83,000, or 2.3%, to $3.5 million for the year ended June 30, 2025 as compared to the year ended June 30, 2024, due to a decrease of $179,000 in interest paid on borrowings offset by an increase of $96,000 in interest paid on deposits.

Interest expense on deposits increased $96,000, or 3.3%, to $3.0 million for the year ended June 30, 2025 as compared to $2.9 million for the year ended June 30, 2024 due to an increase in the average rate paid on all deposit categories (except savings deposits which remained unchanged), offset by a decrease in the average balances of all deposit categories except for demand, NOW and money market deposits. The average rate paid on deposits increased by 12 basis points to 1.97% for the year ended June 30, 2025 from 1.85% for the year ended June 30, 2024. The increase in the average rate paid on deposits was due to higher interest rates and increased competition for deposits. All categories of deposit average balances decreased (with the exception of demand, NOW and money market deposits) when comparing the year ended June 30, 2025 with the year ended June 30, 2024 with the total average balance of deposits decreasing by $5.0 million, or 2.2%, to $154.0 million for the year ended June 30, 2025. The decrease in the average balances of all deposits (with the exception of demand, NOW and money market deposits) was primarily related to us successfully migrating customer funds from fixed-rate certificate of deposit products into more liquid deposit products with potential variable-rate upside, coupled with the initiation of new loan relationships.

Interest paid on FHLB borrowings decreased $179,000, from $648,000 for the year ended June 30, 2024 to $469,000 for the year ended June 30, 2025. The decrease in interest paid on borrowings was due to the average balance of FHLB advances decreasing by $4.7 million to $12.1 million for the year ended June 30, 2025 from $16.8 million for the year ended June 30, 2024 as a result of repayments of borrowings. Offsetting the decrease in the average balance was an increase in the average rate paid on borrowings of two basis points from 3.84% for the year ended June 30, 2024 to 3.86% for the year ended June 30, 2025 due to an increase in borrowing costs.

Net Interest Income. Net interest income increased by $203,000, or 3.8%, to $6.0 million for the year ended June 30, 2025 from $5.8 million for the year ended June 30, 2024. Net interest-earning assets increased by $1.8 million, or 4.8%, to $38.0 million for the year ended June 30, 2025 from $36.2 million for the year ended June 30, 2024. Net interest rate spread remained the same at 2.40% for the years ended June 30, 2025 and 2024. The net interest margin increased to 2.84% for the year ended June 30, 2025 compared to 2.75% for the year ended June 30, 2024. The increase in the average yield on interest earning assets for the year ended June 30, 2025 compared to the year ended June 30, 2024 was primarily due to an increase in the average yield of loans, the Bank's largest interest-earning asset category.

Provision for (Recovery of) Credit Losses. We charge (credit) provisions for (recovery of) credit losses to operations in order to maintain our allowance for credit losses on loans and reserve for unfunded commitments at a level that is considered reasonable and necessary to absorb expected credit losses inherent in the loan portfolio and expected losses on commitments to grant loans that are expected to be advanced at the consolidated balance sheet date. In determining the level of the allowance for credit losses, we consider our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or conditions change. We assess the allowance for credit losses on a quarterly basis and make provisions for (recovery of) credit losses in order to maintain the allowance.

Based on our evaluation of the above factors, we recorded a recovery of credit losses of approximately $94,000 for the year ended June 30, 2025 compared to a recovery of credit losses of $190,000 for the year ended June 30, 2024.

The decrease in the recovery when comparing the two years was primarily related to an increase in the loan portfolio for the year ended June 30, 2025. The recovery was related to the projected future economic conditions in our market area stabilizing over the next two years, an increase in prepayments in both consumer and commercial loans, which was impactful to the weighted average life of the loan portfolio and the continuous recoveries of two legacy charge-offs. These predictions align with the Bank's historic charge-off history over the past 8-10 years.

The allowance for credit losses was $1.7 million, or 0.84%, of loans outstanding at June 30, 2025 and $1.8 million, or 0.97%, of loans outstanding at June 30, 2024.

To the best of our knowledge, we have recorded our best estimate of expected losses in the loan portfolio and for unfunded commitments at June 30, 2025. However, future changes in the factors described above, including, but not limited to, actual loss experience with respect to our loan portfolio, could result in material increases in our provision for credit losses. In addition, the WDFI and the FDIC, as an integral part of their examination process, will periodically review our allowance for credit losses, and as a result of such reviews, we may have to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in establishing the allowance for credit losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

Non-Interest Income. Non-interest income information is as follows.

| | Year Ended June 30, | | Change | |
| | 2025 | 2024 | Amount | Percent |
	(Dollars in thousands)			
Service charges on deposit accounts	$ 114	$ 125	$ (11)	(8.8)%
Mortgage banking	291	325	(34)	(10.5)%
Increase in cash surrender value of BOLI	270	249	21	8.4 %
Other	74	27	47	174.1 %
Total non-interest income	$ 749	$ 726	$ 23	3.2 %

Non-interest income increased by $23,000 to $749,000 for the year ended June 30, 2025 from $726,000 for the year ended June 30, 2024 due primarily to an increase in other income. The increase in other income was related to a small recovery in connection with a settlement of litigation relating to our foreclosed asset, net (OREO). There were no other significant changes in the components comprising non-interest income when comparing the two years.

Non-Interest Expenses. Non-interest expenses information is as follows.

| | Year Ended June 30, | | Change | |
| | 2025 | 2024 | Amount | Percent |
	(Dollars in thousands)			
Salaries and employee benefits	$ 3,646	$ 3,082	$ 564	18.3 %
Occupancy and equipment	915	858	57	6.6 %
Data processing and office	450	449	1	0.2 %
Professional fees	701	755	(54)	(7.2)%
Marketing expenses	42	61	(19)	(31.1)%
FDIC insurance premiums	96	127	(31)	(24.4)%
Directors fees	108	108	—	— %
Foreclosed assets, net	429	1,035	(606)	100.0 %
Other	487	527	(40)	(7.6)%
Total non-interest expenses	$ 6,874	$ 7,002	$ (128)	(1.8)%

Non-interest expenses were $6.9 million for the year ended June 30, 2025 compared to $7.0 million for the year ended June 30, 2024. The decrease was related to a decrease in expenses associated with foreclosed assets, net, offset by an increase in salaries and employee benefits. The decrease in expenses associated with foreclosed assets, net was primarily related to the recording of a valuation allowance of $378,000 for the year ended June 30, 2025 compared to $937,100 during the year ended June 30, 2024 resulting from the Bank's agreement to sell the property for $1.1 million. The increase in salaries and employee benefits and occupancy and equipment expenses was related to a new branch which opened in Brookfield, Wisconsin during January 2024.

Provision for (Recovery of) Income Taxes. Income tax benefit was $32,000 for the year ended June 30, 2025, a decrease of $27,000, as compared to an income tax benefit of $59,000 for the year ended June 30, 2024. The decrease in income tax benefit was primarily related to an increase in income (loss) before income tax expense (benefit) when comparing the year ended June 30, 2025 and 2024. This decrease was offset by a Wisconsin income tax provision of $112,000 related to a change in Wisconsin tax law that provides for a subtraction from the Bank's state taxable income for loan and fee interest income from certain commercial and agricultural loans. Based upon the provisions of this new state tax law, management determined that the Company was highly unlikely to incur a material Wisconsin tax liability in the foreseeable future, instead generating Wisconsin net operating loss carryforwards that would never be realized. Since the state rate at which net deferred tax assets are expected to be realized is 0%, the Company eliminated its state net deferred tax asset balances as of July 1, 2023, resulting in deferred tax expense of approximately $112,000 for the year ended June 30, 2024.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, proceeds from the sale of loans, and proceeds from maturities of securities. We also have the ability to borrow from the Federal Home Loan Bank of Chicago. At June 30, 2025, we had a $82.8 million line of credit with the Federal Home Loan Bank of Chicago, which had $15.0 million in borrowings outstanding as of that date. The Bank also has $17.5 million available to borrow from the Federal Reserve Bank which is pledged by multi-family loans and an unsecured Federal Funds purchasing limit of $5.0 million with the Bank's correspondent bank. There were no borrowings under these arrangements at June 30, 2025.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and short-term investments including interest-bearing demand deposits. The levels of these assets are dependent on our operating, financing, lending, and investing activities during any given period.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Net cash provided by operating activities was $1.4 million and $417,000 for the years ended June 30, 2025 and 2024, respectively. Net cash flows provided by (used in) investing activities, which consists primarily of disbursements for loan originations, the purchase of securities and the purchase of bank owned life insurance, offset by principal collections on loans, proceeds from the sale of securities and proceeds from maturing securities and pay downs on securities, was $15.6 million used in investing activities for the year ended June 30, 2025 compared to $17.7 million provided by investing activities for the year ended June 30, 2024. Net cash provided by (used in) financing activities, consisting of activity in stockholders' equity accounts (capital raise), deposit accounts and borrowings was $18.0 million provided by financing activities compared to $19.4 million used in financing activities for the years ended June 30, 2025 and 2024, respectively.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience, current pricing strategy and regulatory restrictions, we anticipate that a substantial portion of maturing time deposits will be retained, and that we can supplement our funding with borrowings in the event that we allow these deposits to run off at maturity.

At June 30, 2025, Marathon Bank was classified as "well capitalized" for regulatory capital purposes. See Note 16 in the Notes to the Audited Consolidated Financial Statements.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. At June 30, 2025, we had outstanding commitments to originate loans of $4.8 million, and outstanding commitments to sell loans of $329,000. We anticipate that we will have sufficient funds available to meet our current lending commitments. Time deposits that are scheduled to mature in one year or less at June 30, 2025 totaled $46.2 million. Management expects that a substantial portion of the maturing time deposits will be renewed. However, if a substantial portion of these deposits is not retained, we may utilize Federal Home Loan Bank advances or other borrowings, which may result in higher levels of interest expense.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities.

Recent Accounting Pronouncements

Please refer to Note 1 of the notes to the audited consolidated the financial statements beginning on page 60 for a description of recent accounting pronouncements that may affect our financial condition and results of operations.

Impact of Inflation and Changing Price

The financial statements and related data presented herein have been prepared in accordance with U.S. GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required of a smaller reporting company.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Marathon Bancorp, Inc.
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Marathon Bancorp, Inc.
Wausau, Wisconsin

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Marathon Bancorp, Inc. (the Company) as of June 30, 2025 and 2024, and the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

/s/ Bonadio & Co., LLP
Pittsford, New York
September 26, 2025

Marathon Bancorp, Inc.
Consolidated Balance Sheets
June 30, 2025 and 2024

	June 30,	
	2025	**2024**
Assets		
Cash and due from banks	$ 2,242,736	$ 2,977,438
Federal funds sold	12,143,000	7,495,000
Cash and cash equivalents	14,385,736	10,472,438
Interest bearing deposits held in other financial institutions	237,247	199,888
Debt securities available for sale	5,201,279	6,606,761
Debt securities held to maturity, at amortized cost (fair value $373,568 and $394,081)	483,787	510,276
Loans, net of allowance of $1,708,269 and $1,797,116, respectively	200,795,706	183,447,633
Interest receivable	667,686	597,768
Foreclosed assets (OREO), net	996,373	1,375,140
Investment in restricted stock, at cost	1,329,413	1,329,413
Cash surrender value life insurance	9,242,673	8,972,785
Premises and equipment, net	3,883,537	4,085,752
Other assets	1,611,363	1,698,142
Total assets	$ 238,834,800	$ 219,295,996
Liabilities and Stockholders' Equity		
Liabilities		
Deposits		
Non-interest bearing	$ 22,466,092	$ 22,562,358
Interest bearing	152,774,734	150,418,396
Federal Home Loan Bank (FHLB) advances	15,000,000	13,000,000
Other liabilities	2,884,753	2,020,458
Total liabilities	193,125,579	188,001,212
Commitments and Contingent Liabilities (See note 18)		
Stockholders' Equity		
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued	—	—
Common stock, $.01 par value, 20,000,000 shares authorized, 2,938,698 and 2,938,362		
shares issued and outstanding at June 30, 2025 and 2024	28,962	20,970
Additional paid-in capital	22,647,140	7,254,534
Retained earnings	25,566,126	25,523,681
Unearned ESOP shares, at cost	(2,047,077)	(751,613)
Accumulated other comprehensive loss	(485,930)	(752,788)
Total stockholders' equity	45,709,221	31,294,784
Total liabilities and stockholders' equity	$ 238,834,800	$ 219,295,996

See Notes to Consolidated Financial Statements

Marathon Bancorp, Inc.
Consolidated Statements of Income (Loss)
For the Years ended June 30, 2025 and 2024

		June 30,		
		2025		2024
Interest Income				
Loans, including fees	$	8,648,835	$	8,637,410
Debt securities		168,587		214,056
Other		733,458		579,115
Total interest income		9,550,880		9,430,581
Interest Expense				
Deposits		3,039,593		2,942,288
Borrowings and other		468,706		648,430
Total interest expense		3,508,299		3,590,718
Net Interest Income		6,042,581		5,839,863
Provision for (Recovery of) Credit Losses		(93,833)		(190,000)
Net Interest Income After Provision for (Recovery of) Credit Losses		6,136,414		6,029,863
Non-Interest Income				
Service charges on deposit accounts		114,155		125,175
Mortgage banking income		291,416		325,530
Increase in cash value of life insurance		269,888		248,587
Other income		73,461		26,732
Total non-interest income		748,920		726,024
Non-Interest Expenses				
Salaries and employee benefits		3,645,754		3,082,201
Occupancy and equipment expenses		915,109		857,613
Data processing and office		450,058		448,520
Professional fees		700,730		754,806
Marketing expenses		42,183		61,234
FDIC insurance premiums		95,799		127,000
Directors fees		108,235		108,235
Foreclosed assets, net		429,128		1,034,592
Other expenses		487,448		527,788
Total non-interest expenses		6,874,444		7,001,989
Income (Loss) Before Benefit From Income Taxes		10,890		(246,102)
Benefit From Income Taxes		(31,555)		(59,108)
Net Income (Loss)	$	42,445	$	(186,994)
Net income (loss) per common share-basic (1)	$	0.02	$	(0.07)
Net income (loss) per common share-diluted (1)	$	0.02	$	(0.07)
Weighted average number of common shares outstanding-basic (1)		2,763,875		2,803,642
Weighted average number of common shares outstanding-diluted (1)		2,763,875		2,803,642

(1) Share amounts related to periods prior to the April 21, 2025 closing of the conversion offering have been restated to give retroactive recognition to the 1.3728 exchange ratio applied in the conversion offering (See Note 1).

See Notes to Consolidated Financial Statements

Marathon Bancorp, Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the Years Ended June 30, 2025 and 2024

	June 30,	
	2025	2024
Net Income (Loss)	$ 42,445	$ (186,994)
Other comprehensive income		
Unrealized gains on available for sale debt securities		
Unrealized holding gains arising during the period	345,119	47,619
Tax effect	(72,476)	(10,008)
Net amount	272,643	37,611
Reclassification adjustment for amortization of stranded tax effect from change in tax legislation (b)	(11,109)	(10,472)
Amortization of unrealized losses on debt securities transferred from available for sale to held to maturity (a)	5,324	4,930
Other comprehensive income	266,858	32,069
Comprehensive Income (Loss)	$ 309,303	$ (154,925)

(a) The reclassification adjustment is reflected in the Consolidated Statement of Income (Loss) as Interest Income - Debt Securities.

(b) The reclassification is included in the Consolidated Statements of Income (Loss) as Other Expenses.

See Notes to Consolidated Financial Statements

Marathon Bancorp, Inc.
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended June 30, 2025 and 2024

	Common Stock Shares (1)	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Loss	Total
Balance, July 1, 2023	2,961,812	$ 21,141	$ 7,252,506	$ 25,577,300	$ (786,572)	$ (784,857)	$ 31,279,518
Cumulative effect adjustment for ASU 2016-13 Current Expected Credit Losses	—	—	—	133,375	—	—	133,375
Net loss	—	—	—	(186,994)	—	—	(186,994)
ESOP shares committed to be released (4,799 shares)	—	—	(1,023)	—	34,959	—	33,936
Stock based compensation	—	—	159,100	—	—	—	159,100
Other comprehensive income	—	—	—	—	—	32,069	32,069
Purchase of employee restricted shares to fund statutory tax withholdings (2,858 shares)	(2,858)	(21)	(22,573)	—	—	—	(22,594)
Purchase and retirement of common stock shares (20,592 shares)	(20,592)	(150)	(133,476)	—	—	—	(133,626)
Balance, June 30, 2024	2,938,362	20,970	7,254,534	25,523,681	(751,613)	(752,788)	31,294,784
Corporate Reorganization:							
Conversion of Marathon Bancorp, Inc. (net of costs of $1.7 million)	9,950	8,061	15,202,295	—	—	—	15,210,356
Purchase of 1,354,720 shares by the ESOP	—	—	—	—	(1,354,720)	—	(1,354,720)
Contribution of Marathon Bancorp, Inc. Mutual Bancshares	—	—	100,000	—	—	—	100,000
Net income	—	—	—	42,445	—	—	42,445
ESOP shares committed to be released (6,473 shares)	—	—	2,411	—	59,256	—	61,667
Restricted stock forfeited (1,270 shares)	(1,270)	—	—	—	—	—	—
Exercise of stock options (1,749 shares)	1,749	13	13,301	—	—	—	13,314
Stock based compensation	—	—	156,682	—	—	—	156,682
Other comprehensive income	—	—	—	—	—	266,858	266,858
Purchase of employee restricted shares to fund statutory tax withholdings (3,229 shares)	(3,229)	(32)	(37,633)	—	—	—	(37,665)
Purchase and retirement of common stock shares (6,864 shares)	(6,864)	(50)	$ (44,450)	—	—	—	(44,500)
Balance, June 30, 2025	2,938,698	$ 28,962	$ 22,647,140	$ 25,566,126	$ (2,047,077)	$ (485,930)	$ 45,709,221

(1) Share amounts related to periods prior to the April 21, 2025 closing of the conversion offering have been restated to give retroactive recognition to the 1.3728 exchange ratio applied in the conversion offering (see Note 1).

See Notes to Consolidated Financial Statements

Marathon Bancorp, Inc.

Consolidated Statements of Cash Flows
For the Years Ended June 30, 2025 and 2024

	June 30,	
	2025	**2024**
Operating Activities		
Net income (loss)	$ 42,445	$ (186,994)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation	295,003	244,904
Provision for (recovery of) credit losses	(93,833)	(190,000)
Provision for valuation allowance on foreclosed assets (OREO), net	378,767	937,100
Amortization of deferred loan fees	(51,859)	(41,552)
ESOP expense	61,667	33,936
Stock based compensation	156,682	159,100
Net amortization of discounts and premiums on debt securities	45,702	73,654
Net gain on sale of loans	(148,203)	(174,553)
Net change in deferred taxes	(12,761)	(138,356)
Earnings on cash value of life insurance	(269,888)	(248,587)
Decrease (Increase) in interest receivable	(69,918)	14,956
Originations of loans held for sale	(5,907,284)	(4,392,500)
Proceeds from loans held for sale	6,055,487	4,567,053
Net change in operating leases	1,209	2,406
Net change in other assets	27,067	(750)
Net change in other liabilities	938,228	(243,264)
Net Cash from Operating Activities	1,448,511	416,553
Investing Activities		
Net change in interest-bearing deposits in other financial institutions	(37,359)	3,562,251
Proceeds from maturities and repayments of debt securities available for sale	1,703,945	2,288,068
Proceeds from maturities and calls of debt securities held to maturity	32,768	11,594
Net increase in restricted stock	—	(559,140)
Net change in loans	(17,202,381)	14,672,675
Purchases of property and equipment	(179,043)	(2,264,879)
Cash received from MHC in Conversion	100,000	—
Net Cash provided by (used in) Investing Activities	(15,582,070)	17,710,569
Financing Activities		
Net cash proceeds from common stock offering	15,210,356	—
Exercise of stock options	13,314	
Purchase of ESOP shares	(1,354,720)	—
Net change in deposits	2,260,072	(24,273,552)
Borrowings of FHLB advances	5,000,000	5,000,000
Repayments of FHLB advances	(3,000,000)	—
Purchase and retirement of common stock	(82,165)	(156,220)
Net Cash provided by (used in) Financing Activities	18,046,857	(19,429,772)
Net Change in Cash and Cash Equivalents	3,913,298	(1,302,650)
Cash and Cash Equivalents, Beginning of Year	10,472,438	11,775,088
Cash and Cash Equivalents, End of Year	$ 14,385,736	$ 10,472,438
Supplemental Disclosure of Cash Flow Information		
Cash payments for		
Interest	$ 3,524,678	$ 3,378,226
Taxes	—	261,000
Supplemental Disclosure of Non-Cash Investing and Financing Activities		
Right of use assets obtained in exchange for new operating leases	—	47,570

See Notes to Consolidated Financial Statements

Marathon Bancorp, Inc.

Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Note 1 -   Significant Accounting Policies

Basis of Presentation and Nature of Operations

Marathon Bancorp, Inc. (the "Company" or "Marathon Bancorp"), a Maryland corporation, was formed in December 2020 to serve as the mid-tier holding company for Marathon Bank (the "Bank") upon the completion of the Bank's mutual holding company reorganization and offering.

On April 14, 2021, the Bank completed its reorganization into the mutual holding company structure and the related stock offering of the Company, the Bank's new holding company. As a result of the reorganization, the Bank became a wholly-owned subsidiary of the Company, the Company issued and sold 45.0% of its outstanding shares of common stock in its stock offering to the public, and the Company issued 55.0% of its outstanding shares of common stock to Marathon MHC ("Mutual Holding Company"), which was the Company's mutual holding company.

On April 21, 2025, the Company completed its conversion from the mutual holding company form of organization to the stock holding company form of organization (the "Conversion"). In connection with the Conversion, the Mutual Holding Company ceased to exist. Also, as part of the Conversion, the Company sold 1,693,411 shares of its common stock, which included 135,472 shares issued to the Employee Stock Ownership Plan ("ESOP")) at a price of $10.00 per share to the public. Each outstanding share of Company common stock owned by the public stockholders of the Company (stockholders other than the Mutual Holding Company) were converted into new shares of Company common stock based on an exchange ratio of 1.3728-to-1. Following the completion of the Conversion, the Company's shares of common stock began trading on the Nasdaq Capital Market under the trading symbol "MBBC."

The Company generated gross proceeds of $16.9 million from the Conversion. Offering expenses in connection with the Conversion were $1.7 million which were netted against the gross proceeds.

In connection with the Conversion, the Company provided a term loan to the ESOP to finance the ESOP's purchase of the 135,472 shares noted above. The Company combined its existing outstanding ESOP loan in the amount of $777,212 with this new loan resulting in a new term loan to the ESOP of $2.1 million which will be repaid in annual installments over 25 years.

In connection with the Conversion, the Company established a liquidation account for the benefit of eligible and supplemental eligible account holders as defined in the Plan of Conversion and Reorganization in an amount equal to the net worth of the Company as of the date of the latest consolidated balance sheet appearing in the final prospectus distributed in connection with the Conversion. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent that such account holders have reduced their qualifying deposits as of each fiscal year end. Subsequent increases will not restore an account holder's interest in the liquidation account. In the event of a complete liquidation of the Company or the Bank, each such account holder will be entitled to receive balances for accounts then held.

Finally, as a result of the Conversion, all existing stock options and restricted stock awards outstanding on April 21, 2025 were adjusted based on the exchange ratio of 1.3728-to-1 including those described in Note 15 to the accompanying audited consolidated financial statements. All historical share and per share information also has been restated to reflect the 1.3728-to-1 exchange ratio.

The Bank is a Wisconsin stock savings bank, which conducts its business through five facilities. The Bank operates as a full-service financial institution with a primary market area including, but not limited to, Marathon County, Ozaukee County and Waukesha County, Wisconsin. Its primary deposit products are demand deposits, savings, and certificates of deposits; and its primary lending products are commercial real estate, commercial and industrial, construction, one-to-four-family residential, multi-family real estate and consumer loans. In addition, the Bank has two nonbank subsidiaries for the purpose of temporarily holding a foreclosed property pending the liquidation of this property and to hold the real estate of its recently opened branch in Brookfield, Wisconsin.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. The Company maintains its accounts using the accrual basis of accounting. Under the accrual basis of accounting, revenues are recognized when earned and expenses are recognized when incurred. The significant accounting policies described below, together with the notes that follow, are an integral part of the consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank, and its two nonbank subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company, as used in the consolidated financial statements, refers to the consolidated group.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for credit losses, valuation of foreclosed assets, valuation of deferred tax assets, and fair value of financial assets and liabilities.

Concentrations of Credit Risk

The majority of the Company's loans and commitments to extend credit have been granted to customers in the Company's market area. Although the Company's loan portfolio is diversified, a substantial portion of the Company's customers' ability to honor their contracts is dependent upon the local business economy in which the Company operates. The concentration of credit by type of loan is set forth in Note 4 of the notes to consolidated financial statements.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold with other banks, all of which have original maturities of 90 days or less.

Balances in transaction accounts at other financial institutions may exceed amounts covered by federal deposit insurance. Management regularly evaluates the credit risk associated with other financial institutions and believes that the Company is not exposed to any significant credit risks on cash and cash equivalents.

Interest Bearing Deposits in Other Financial Institutions

Interest-bearing deposits with other financial institutions consist of certificates of deposits in other banks with original maturities of less than one year.

Debt Securities

The Company classifies its debt securities as available for sale or held to maturity. Debt securities classified as available for sale are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in comprehensive

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

income (loss). Debt securities, which the Company has the positive intent and ability to hold to maturity, are classified as held to maturity and are carried at amortized cost.

Purchase premiums and discounts are recognized in interest income using the interest method to the call date or over the terms of the securities, if there is no call date. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

For a debt security transferred into the held to maturity category from the available for sale category, the unrealized holding gain or loss at the date of the transfer is reported in accumulated other comprehensive income and amortized over the remaining life of the security as an adjustment of yield in a manner consistent with the amortization of any premium or discount.

Allowance for Credit Losses on Available for Sale ("AFS") Securities

For an AFS security, credit losses are presented as an allowance for credit losses ("ACL"). The Company conducts an impairment evaluation on AFS securities to determine whether the Company has the intent to sell the security or it is more likely than not that it will be required to sell the security before recovery. If these situations apply, the Company reduces the security's amortized cost basis down to its fair value through earnings. The Company also evaluates the unrealized losses on AFS securities to determine if a security's decline in fair value below its amortized cost basis is due to credit factors. The evaluation is based upon factors such as the creditworthiness of the underlying borrowers, performance of the underlying collateral, if applicable, and the level of credit support in the security structure. Management also evaluates other factors and circumstances that may be indicative of a decline in the fair value of the security due to a credit factor. This includes, but is not limited to, the extent to which fair value is less than amortized cost, the current interest rate environment, changes to rating of security or security issuer, and adverse conditions specifically related to the security among other factors. If this assessment indicates that a credit loss exists, the present value of the expected cash flows of the security is compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost, an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis under the CECL standard, and declines due to non-credit factors are recorded in AOCI, net of taxes. If a credit loss is recognized in earnings, subsequent improvements to the expectation of collectability will be recognized through the ACL. If the fair value of the security increases above its amortized cost, the unrealized gain will be recorded in accumulated other comprehensive income ("AOCI"), net of taxes, on the consolidated balance sheets. Accrued interest receivable on AFS securities is excluded from the estimate of credit losses. Accrued interest receivable totaled $64,377 and $83,986 as of June 30, 2025 and 2024, respectively.

Allowance for Credit Losses on Held to Maturity ("HTM") Securities

The Company's portfolio of held to maturity securities consists of U.S. agency residential mortgage-backed securities which are highly rated by major rating agencies and have a long history of no credit losses. In estimating the net amount expected to be collected for held to maturity securities in an unrealized loss position, a historical loss based method is utilized.

Investments in Restricted Stock

Investments in restricted stock consist of Federal Home Loan Bank stock. The Bank, as a member of the Federal Home Loan Bank System, is required to hold a specific number of shares of capital stock in the Federal Home Loan Bank of Chicago. Since ownership of this stock is restricted, the stock is carried at cost and evaluated periodically for impairment. The carrying amount of the Bank's investment in Federal Home Loan Bank stock was $1,329,413 as of June 30, 2025 and 2024.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Fair Value Measurements

The Company determined the fair value of certain assets in accordance with the provisions of FASB Accounting Standards Codification Topic Accounting Standards Codification 820, *Fair Value Measurements*, which provides a framework for measuring fair value under generally accepted accounting principles.

Fair value is defined as the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. It is required that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The Standard also establishes a fair value hierarchy, which prioritizes the valuation inputs into three broad levels:

- Level 1 inputs consist of quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset.
- Level 3 inputs are unobservable inputs related to the asset.

See Note 19 of the notes to consolidated financial statements.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at lower of cost or fair value. For loans carried at the lower of cost or fair value, gains and losses on loan sales (sales proceeds minus carrying value) are recorded in non-interest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in non-interest income upon sale of the loan. The Company had no loans held for sale as of June 30, 2025 and 2024.

Loans

Loans are reported at their outstanding unpaid principal balance adjusted for the allowance for loan losses.

Interest income is accrued on the unpaid principal balance. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. Loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income.

The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loan Origination Fees and Costs

Loan origination fees and related direct origination costs associated with loans are deferred and amortized over the life of the loan on a level-yield basis as an adjustment to interest income over the contractual life of the loan.

Allowance for Credit Losses-Loans

The allowance for credit losses on loans is established through charges to earnings in the form of a provision for credit losses. Loan losses are charged against the allowance for credit losses for the difference between the carrying value of the loan and the estimated net realizable value or fair value of the collateral, if collateral dependent, when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

The allowance represents management's current estimate of expected credit losses over the contractual term of loans, and is recorded at an amount that, in management's judgment, reduces the recorded investment in loans to the net amount expected to be collected. No allowance for credit loss is recorded on accrued interest receivable and amounts written-off are reversed by an adjustment to interest income. Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. Loans that share common risk characteristics are evaluated collectively using a weighted-average remaining maturity methodology. The weighted-average remaining maturity methodology uses an average annual charge-off rate as a foundation for estimating the credit loss for the remaining balances of all loan pools. The average annual charge-off rate is applied to the contractual term, further adjusted for estimated prepayments to determine the unadjusted historical charge-off rate.

Management's estimate of the allowance for credit losses on loans that are collectively evaluated also includes a qualitative assessment of available information relevant to assessing collectability that is not captured in the loss estimation process. This includes forecasts that are reasonable and supportable concerning expectations of future economic conditions. The reasonable and supportable forecast period is 24 months. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

These qualitative risk factors include:

1. Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2. Changes in the value of underlying collateral for collateral dependent loans.

3. Nature and volume of the portfolio and terms of loans.

4. Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

5. Existence and effect of any concentrations of credit and changes in the level of such concentrations.

6. Experience, ability, and depth of lending management and other relevant staff.

7. Quality of loan review and Board of Director oversight.

8. The effect of other external factors such as competition, legal and regulatory requirements.

9. Changes in national and local economic conditions related to unemployment, house price index, and gross domestic product.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for credit losses calculation for our loan portfolio.

The evaluation also considers the following risk characteristics of each loan portfolio segment:

- One-to- four-family residential real estate loans carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

- Commercial real estate loans carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because repayment of these loans may be dependent upon the profitability and cash flows of the business or project.

- Construction loans carry risks that the project may not be finished according to schedule, the project may not be finished according to budget, and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure or other factors unrelated to the project.

- Commercial and industrial loans carry risks associated with the successful operation of a business because repayment of these loans may be dependent upon the profitability and cash flows of the business. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much reliability.

- Multifamily real estate loans are generally secured by properties consisting of five or more rental units in our market area. Our multifamily real estate loans generally have fixed rates, initial terms of five years and amortization periods of up to 30 years, with a balloon payment due at the end of the initial term. Virtually all of our multifamily real estate loans are secured by properties located within our primary lending markets in Wisconsin.

- Consumer loans carry risk associated with the continued creditworthiness of the borrower and the value of the collateral, if any. These loans are typically either unsecured or secured by rapidly depreciating assets. They are also likely to be immediately and adversely affected by job loss, divorce, illness, personal bankruptcy, or other changes in circumstances.

Loans that do not share common risk characteristics with other loans are evaluated individually and are not included in the collective analysis. The allowance for credit losses on loans that are individually evaluated may be estimated based on their expected cash flows, or, in the case of loans for which repayment is expected substantially through the operation or sale of collateral when the borrower is experiencing financial difficulty, may be measured based on the fair value of the collateral less estimated costs to sell.

Allowance for Credit Losses on Unfunded Commitments

The Company records an allowance, reported in other liabilities, for expected credit losses on commitments to extend credit that are not unconditionally cancelable by the Company. The allowance for unfunded commitments is measured based on the principles utilized in estimating the allowance for credit losses on loans and an estimate of the amount of unfunded commitments expected to be advanced. Changes in the allowance for unfunded commitments are recorded through the provision for credit losses.

Loans to Borrowers Experiencing Financial Difficulty

For loans to borrowers experiencing financial difficulty, modifications require enhanced reporting on the type of modifications granted and the financial magnitude of the concessions granted. When the Company modifies a loan with financial difficulty, such modifications generally include one or a combination of the following: an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; a change in scheduled payment amount; or principal forgiveness.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Leases

The Company evaluates its contracts at inception to determine if an arrangement either is a lease or contains one. Operating lease right-of-use ("ROU") assets are included in premises and equipment and operating lease liabilities in other liabilities in the consolidated balance sheets. The Company had no finance leases at June 30, 2025 or 2024.

ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate, so the Company's incremental borrowing rate is used, which approximates its fully collateralized borrowing rate, based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is reevaluated upon lease modification. The operating lease ROU asset also includes any initial direct costs and prepaid lease payments made less any lease incentives. In calculating the present value of lease payments, the Company may include options to extend the lease when it is reasonably certain that it will exercise that option.

The Company keeps leases with an initial term of 12 months or less off of the consolidated balance sheet. The Company recognizes these lease payments in the consolidated statements of income on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components and has elected the practical expedient to account for them as a single lease component.

The Company's operating leases relate primarily to bank branches.

Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments to grant loans. Such financial instruments are recorded when they are funded.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

The recorded investment in 1-4 family owner occupied properties that were in process of foreclosure was $66,645 at June 30, 2025 compared to none at June 30, 2024. Foreclosed assets were $996,373 and $1,375,140 at June 30, 2025 and 2024, respectively.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Cash Surrender Value Life Insurance

Investment in life insurance contracts is stated at cash surrender value of the various insurance policies. The income on the investment is included in non-interest income.

Mortgage Servicing Rights

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Generally, purchased servicing rights are capitalized at the cost to acquire the rights. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing right based on its fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is recognized through valuation allowance for individual tranches, to the extent that fair value is less than the capitalized amount for the tranches. If the Company later determines that all or a portion of the impairment no longer exists, a reduction of the allowance may be recorded as an increase to income. Capitalized servicing rights are included with other assets on the consolidated balance sheet and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Loans serviced for others are not included in the consolidated balance sheet. The unpaid principal balances of mortgage loans serviced for others was approximately $77,322,000 and $81,058,000 as of June 30, 2025 and 2024, respectively. The Company had a mortgage servicing right asset of $730,533 and $776,659 as of June 30, 2025 and 2024, included in other assets on the consolidated balance sheets.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Software amortization is included in depreciation expense. Buildings and related components are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 40 years for buildings and improvements and 3 to 10 years for furniture and equipment. Leasehold improvements are amortized over the lesser of the related terms of the leases or their useful lives.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment, allowance for loan losses, mortgage servicing rights, and net operating losses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2025 and 2024, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Employee Benefit Plans

The Company sponsors a 401(k) salary deferral plan available to substantially all employees. The plan provides for Company-matching contributions based on a percentage of participant contributions as well as Company profit-sharing and safe harbor contributions.

The Company also sponsors an Employee Stock Ownership Plan ("ESOP") that is available to substantially all employees. Shares are released to employees on a straight-line basis over the loan term and allocated based on participant compensation. See Note 13 of the Notes to Consolidated Financial Statements.

Advertising Costs

Advertising costs are expensed as incurred. Such costs were $42,183 and $61,234 for the years ended June 30, 2025 and 2024, respectively.

Stock-Based Compensation

Compensation costs related to share-based payment transactions are recognized based on the grant-date fair value of the stock-based compensation issued. Compensation costs are recognized over the period that an employee provides service in exchange for the award. Compensation costs related to the Employee Stock Ownership Plan are dependent upon the average stock price and the shares committed to be released to plan participants through the period in which income is reported.

Earnings (Loss) per Common Share

Basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for purposes of calculating earnings per common share until they are committed to be released. Diluted earnings (loss) per share is adjusted for the dilutive effects of stock based compensation and is calculated using the treasury stock method. Set forth below is the calculation of earnings (loss) per share. See Note 15 of the Notes to Consolidated Financial Statements. All historical share and per share information also has been restated to reflect the 1.3728-to-1 exchange ratio associated with the Conversion.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

| | Years Ended June 30, | |
	2025	2024
Net income (loss) applicable to common stock	$ 42,445	$ (186,994)
Average number of shares outstanding	2,897,535	2,909,223
Less: Average unallocated ESOP shares	133,660	105,581
Average number of common shares outstanding used to calculate basic earnings per share	2,763,875	2,803,642
Effect of dilutive restricted stock awards	-	-
Average number of common shares outstanding used to calculate dilutive earnings per share	2,763,875	2,803,642
Earnings (loss) per common share:		
Basic	$ 0.02	$ (0.07)
Diluted	0.02	(0.07)

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on available for sale debt securities, reclassification of realized gains on sale of available for sale debt securities, unrealized loss related to debt securities classified as available for sale transferred to debt securities classified as held to maturity, and the stranded tax effect from change in tax legislation.

Segment Reporting

The Company's financial results are considered to be aggregated into one reportable operating segment with revenue derived from the business of community banking. Through its community banking segment, the Company offers a full range of products and services through various delivery channels. The banking products and services include the acceptance of deposits in noninterest-bearing demand deposits, interest-bearing demand deposits, savings deposits, money market deposits and certificate of deposits; the origination and servicing of loans for one-to four-family residential, commercial real estate, commercial and industrial, multi-family real estate and consumer and other loans; and other services including wire transfers. The community banking segment derives revenues mainly from interest income on loans to customers, investment securities held and fees and income related to the services listed above.

The accounting policies of the community banking segment are the same as those described in the summary of significant accounting policies. The Company's President and Chief Executive Officer and Chief Financial Officer are the Chief Operating Decision Makers (CODMs). The CODMs are responsible for the day-to-day management of the Company, including regularly reviewing the operating and financial performance of the Company on a consolidated basis.

The primary measure of financial performance is consolidated net income which is used to assess performance and make decisions about resource allocation. Net income is used to monitor budget versus actual results as well as comparing prior year's results. The comparative analysis along with the monitoring of budget versus actual results are used in assessing the performance of the segment. The presentation of financial performance to the CODMs is consistent with amounts and financial statement lines shown in the Company's consolidated balance sheets and consolidated statements of income. The Company's significant expenses are segmented by category and amount in the consolidated statements of income to include all significant items including salaries and employee benefits, occupancy and equipment, data processing and office, professional fees, marketing, professional fees, FDIC insurance premiums, Directors' fees, foreclosed assets, net and other general operating expenses.

Reclassifications

Certain prior-period amounts have been reclassified to conform to the current-period presentation. In the prior year, approximately $3.4 million of deposits were reported as non-interest bearing deposits that should have been classified as interest bearing deposits. The reclassification had no effect on total deposits, total liabilities, net income, or stockholders' equity.

Revenue Recognition

The majority of the Company's revenues come from interest income on loans and available for sale debt securities that are outside the scope of FASB Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* (Topic 606). The Company's services that fall within the scope of Topic 606 are presented within non-interest income and are recognized as revenue as the Company satisfies its obligation to the customer. All of the Company's revenue from contracts with customers in the scope of Topic 606 is recognized within non-interest income which includes service charges on deposit accounts and the sale of foreclosed assets.

A description of the Company's revenue streams accounted for under Topic 606 follows:

Service Charges on Deposit Accounts: Service charges on deposit accounts relate to fees generated from a variety of deposit products and services rendered to customers. Charges include, but are not limited to, overdraft fees, non-sufficient fund fees, dormant fees, and monthly service charges. Such fees are recognized concurrent with the event on a daily basis or on a monthly basis depending upon the customer's cycle date.

Gains (Losses) on Sales of Foreclosed Assets: The Company records a gain or loss from a sale of foreclosed assets when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. If the Company finances the sale of a foreclosed asset to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the foreclosed asset is derecognized, and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain (loss) on sale if a significant financing component is present.

Gain on Acquisition of Foreclosed Assets: The Company records a gain from the acquisition of foreclosed assets when the fair value, net of estimated cost to sell, exceeds the loan balance. The increase in value may be reported as noninterest income unless there had been a prior charge-off, in which case a recovery to the allowance for loan losses would be appropriate.

Recent Accounting Pronouncements

This section provides a summary description of recent ASUs issued by the FASB to the ASC that had or that management expects may have an impact on the consolidated financial statements issued upon adoption. The Company

Marathon Bancorp, Inc.

Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

is classified as an emerging growth company and has elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Effective dates reflect this election.

Recently Issued, But Not Yet Effective Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (FASB) issued ASU 2024-03, "Income Statement— Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to employee compensation, depreciation, and intangible asset amortization. In addition, public companies will need to provide qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. In January 2025, the FASB issued ASU No. 2025-01 clarifying the effective date for public business entities for fiscal years beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating ASU 2024-03 and its impact on its disclosures.

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity's applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"). Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity's consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this standard as of July 1, 2024 and the standard did not have a material impact on its consolidated financial statements.

Note 2 -   Restrictions on Cash and Due from Banks

Based on the type and amount of deposits received, the Bank must maintain an appropriate cash reserve in accordance with Federal Reserve Bank reserve requirements. The total of those reserve requirements were satisfied by vault cash as of June 30, 2025 and 2024.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Note 3 -   Debt Securities

Debt securities have been classified in the consolidated balance sheet according to management's intent. The carrying value of securities as of June 30, 2025 and 2024, consists of the following:

	June 30,	
	2025	2024
Available for sale debt securities, at fair value	$ 5,201,279	$ 6,606,761
Held to maturity debt securities, at amortized cost	483,787	510,276
	$ 5,685,066	$ 7,117,037

The amortized cost and fair value of debt securities, with gross unrealized gains and losses, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30, 2025				
Available for sale debt securities				
States and municipalities	$ 449,792	$ 296	$ (772)	$ 449,316
Mortgage-backed	875,776	22,607	(39,621)	858,762
Corporate bonds	4,500,000	5,900	(612,699)	3,893,201
	$ 5,825,568	$ 28,803	$ (653,092)	$ 5,201,279
Held to maturity debt securities				
Mortgage-backed	$ 483,787	$ —	$ (110,219)	$ 373,568

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30, 2024				
Available for sale debt securities				
States and municipalities	$ 689,588	$ 26	$ (4,026)	$ 685,588
Mortgage-backed	1,347,975	22,728	(77,796)	1,292,907
Corporate bonds	5,538,606	—	(910,340)	4,628,266
	$ 7,576,169	$ 22,754	$ (992,162)	$ 6,606,761
Held to maturity debt securities				
Mortgage-backed	$ 510,276	$ —	$ (116,195)	$ 394,081

There is no allowance for credit losses on available for sale and held to maturity debt securities at June 30, 2025 and 2024.

Marathon Bancorp, Inc.

Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

The following table shows the gross unrealized losses and fair value of the Company's securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2025 and 2024:

	Less than 12 Months		12 Months or More		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
June 30, 2025						
Available for sale debt securities						
States and municipalities	$ —	$ —	$ (772)	$ 114,228	$ (772)	$ 114,228
Mortgage-backed	(97)	30,835	(39,524)	691,927	(39,621)	722,762
Corporate bonds	—	—	(612,699)	2,887,301	(612,699)	2,887,301
	$ (97)	$ 30,835	$ (652,995)	$ 3,693,456	$ (653,092)	$ 3,724,291

	Less than 12 Months		12 Months or More		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
June 30, 2024						
Available for sale debt securities						
States and municipalities	$ (341)	$ 119,311	$ (3,685)	$ 351,251	$ (4,026)	$ 470,562
Mortgage-backed	(128)	16,339	(77,668)	1,167,758	(77,796)	1,184,097
Corporate bonds	—	—	(910,339)	4,628,266	(910,340)	4,628,266
	$ (469)	$ 135,650	$ (991,692)	$ 6,147,275	$ (992,162)	$ 6,282,925

There were 4 securities in an unrealized loss position in the less than 12-month category and 40 securities in the over 12-month category at June 30, 2025. There were 6 securities in an unrealized loss position in the less than 12 months category and 54 securities in the over 12-month category at June 30, 2024.

The amortized cost and fair value of debt securities by contractual maturity at June 30, 2025, follows:

	Available for Sale Debt Securities		Held to Maturity Debt Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
June 30, 2025				
Due in one year or less	$ 1,000,000	$ 1,005,900	$ —	$ —
Due from more than one to five years	3,949,792	3,336,617	—	—
Due from more than five to ten years	—	—	—	—
	4,949,792	4,342,517	—	—
Mortgage-backed securities	875,776	858,762	483,787	373,568
	$ 5,825,568	$ 5,201,279	$ 483,787	$ 373,568

Securities with a carrying value of approximately $79,000 and $223,000 as of June 30, 2025 and 2024, were pledged to secure public deposits and debt.

There were no sales of available for sale debt securities during the years ended June 30, 2025 and 2024.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Note 4 -   Loans

The Company's loans are stated at their face amount, net of deferred fees and costs and discounts, and consist of the classes of loans included in the table below. The Company has elected to exclude accrued interest receivable, totaling $603,309 and $513,782 at June 30, 2025 and 2024, respectively, from the amortized cost basis of loans.

A summary of loans by major category follows (in thousands):

	June 30, 2025	June 30, 2024
Commercial real estate	$ 91,867	$ 74,316
Commercial and industrial	3,876	5,158
Construction	733	1,313
One-to-four-family residential	56,330	57,808
Multi-family real estate	47,808	45,088
Consumer	1,957	1,609
Total loans	202,571	185,292
Deferred loan fees	(67)	(47)
Allowance for loan losses	(1,708)	(1,797)
Loans, net	$ 200,796	$ 183,448

The following tables summarize the activity in the allowance for credit losses - loans by loan class for the years ended June 30, 2025 and 2024:

	Allowance for Credit Losses-Loans				
	(Dollars in thousands)				
	Beginning Balance July 1, 2024	Charge-offs	Recoveries	Provision for (Recovery of) Credit Losses-Loans	Ending Balance June 30, 2025
Commercial real estate	$ 259	$ —	$ —	$ 131	$ 390
Commercial and industrial	16	—	—	(5)	11
Construction	28	—	—	(24)	4
One-to-four-family residential	1,314	—	—	(191)	1,123
Multi-family real estate	175	—	—	(4)	171
Consumer	5	—	5	(1)	9
Total loans	$ 1,797	$ —	$ 5	$ (94)	$ 1,708

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

| | Allowance for Credit Losses-Loans (Dollars in thousands) | | | | | |
	Beginning Balance Prior to Adoption of ASC 326 July 1, 2023	Impact of Adoption of ASC 326	Charge-offs	Recoveries	Provision for (Recovery of) Credit Losses- Loans	Ending Balance June 30, 2024
Commercial real estate	$ 1,196	$ (818)	$ —	$ —	$ (119)	$ 259
Commercial and industrial	18	5	—	—	(7)	16
Construction	6	2	—	—	20	28
One-to-four-family residential	207	1,137	—	—	(30)	1,314
Multi-family real estate	365	(147)	—	—	(43)	175
Consumer	2	11	—	3	(11)	5
Unallocated	365	(365)	—	—	—	—
Total loans	$ 2,159	$ (175)	$ —	$ 3	$ (190)	$ 1,797

The following table presents a breakdown of the provision for (recovery of) credit losses for the years ended June 30, 2025 and 2024:

	2025	2024
Provision for (recovery of) credit losses:		
Provision for (recovery of) loans	$ (93,833)	$ (190,000)
Provision for unfunded commitments	—	—
Total provision for (recovery of) credit losses	$ (93,833)	$ (190,000)

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, collateral adequacy, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis typically includes larger, non-homogeneous loans such as commercial and commercial real estate loans. This analysis is performed on an ongoing basis as new information is obtained. The Company uses the following definitions for risk ratings:

Pass – Loans classified as pass represent loans that are evaluated and are performing under the stated terms. Pass rated assets are analyzed by the paying capacity, the current net worth, and the value of the loan collateral of the obligor.

Special Mention/Watch – Loans classified as special mention/watch possess potential weaknesses that require management attention but do not yet warrant adverse classification. While the status of a loan put on this list may not technically trigger their classification as substandard or doubtful, it is considered a proactive way to identify potential issues and address them before the situation deteriorates further and does result in a loss for the Company.

Substandard – Loans classified as substandard are inadequately protected by the current net worth, paying capacity of the obligor, or by the collateral pledged. Substandard loans must have a well-defined weakness or weaknesses that jeopardize the repayment of the debt as originally contracted. They are characterized by the distinct possibility that the Company will sustain a loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have the weaknesses of those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Loans in this category are allocated a specific reserve based on the estimated discounted cash flows from the loan (or collateral value less cost to sell for collateral dependent loans) or are charged-off if deemed uncollectible.

Residential real estate and consumer loans are managed on a pool basis due to their homogeneous nature. Loans that are 90 days or more delinquent or are not accruing interest are considered nonperforming.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system as of June 30, 2025 and June 30, 2024 based on year of origination:

	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term Loans	Total
					(Dollars in thousands)				
Commercial real estate									
Pass	$ 27,952	$ 4,203	$ 4,041	$ 25,549	$ 18,297	$ 11,029	$ 139	$ —	$ 91,210
Special Mention/Watch	—	—	657	—	—	—	—	—	657
Substandard	—	—	—	—	—	—	—	—	—
Nonaccrual	—	—	—	—	—	—	—	—	—
Total commercial real estate	$ 27,952	$ 4,203	$ 4,698	$ 25,549	$ 18,297	$ 11,029	$ 139	$ —	$ 91,867
Commercial and industrial									
Pass	$ 415	$ 64	$ 513	$ 1,125	$ 1,483	$ 264	$ 12	$ —	$ 3,876
Special Mention/Watch	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Nonaccrual	—	—	—	—	—	—	—	—	—
Total commercial and industrial	$ 415	$ 64	$ 513	$ 1,125	$ 1,483	$ 264	$ 12	$ —	$ 3,876
Construction									
Pass	$ 733	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 733
Special Mention/Watch	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Nonaccrual	—	—	—	—	—	—	—	—	—
Total construction	$ 733	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 733
Multi-family real estate									
Pass	$ 5,444	$ 1,617	$ 7,696	$ 16,275	$ 13,043	$ 3,193	$ 46	$ —	$ 47,314
Special Mention/Watch	—	—	494	—	—	—	—	—	494
Substandard	—	—	—	—	—	—	—	—	—
Nonaccrual	—	—	—	—	—	—	—	—	—
Total multi-family real estate	$ 5,444	$ 1,617	$ 8,190	$ 16,275	$ 13,043	$ 3,193	$ 46	$ —	$ 47,808
One-to-four-family residential									
Performing	$ 9,565	$ 3,196	$ 6,667	$ 10,699	$ 9,886	$ 16,250	$ —	$ —	$ 56,263
Non-performing	—	—	—	—	—	67	—	—	67
Total one-to-four-family	$ 9,565	$ 3,196	$ 6,667	$ 10,699	$ 9,886	$ 16,317	$ —	$ —	$ 56,330
Consumer									
Performing	$ 179	$ 38	$ 31	$ 85	$ —	$ —	$ 1,624	$ —	$ 1,957
Non-performing	—	—	—	—	—	—	—	—	—
Total consumer	$ 179	$ 38	$ 31	$ 85	$ —	$ —	$ 1,624	$ —	$ 1,957
Total loans	$ 44,288	$ 9,118	$ 20,099	$ 53,733	$ 42,709	$ 30,803	$ 1,821	$ —	$ 202,571

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term Loans	Total
					(Dollars in thousands)				
Commercial real estate									
Pass	$ 4,785	$ 5,096	$ 25,584	$ 23,385	$ 8,326	$ 6,823	$ 317	$ —	$ 74,316
Special Mention/Watch	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Nonaccrual	—	—	—	—	—	—	—	—	—
Total commercial real estate	$ 4,785	$ 5,096	$ 25,584	$ 23,385	$ 8,326	$ 6,823	$ 317	$ —	$ 74,316
Commercial and industrial									
Pass	$ 96	$ 807	$ 1,598	$ 2,162	$ 75	$ 393	$ 27	$ —	$ 5,158
Special Mention/Watch	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Nonaccrual	—	—	—	—	—	—	—	—	—
Total commercial and industrial	$ 96	$ 807	$ 1,598	$ 2,162	$ 75	$ 393	$ 27	$ —	$ 5,158
Construction									
Pass	$ —	$ 1,313	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,313
Special Mention/Watch	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Nonaccrual	—	—	—	—	—	—	—	—	—
Total construction	$ —	$ 1,313	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,313
Multi-family real estate									
Pass	$ 1,829	$ 8,735	$ 16,666	$ 13,344	$ 1,857	$ 2,604	$ 53	$ —	$ 45,088
Special Mention/Watch	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Nonaccrual	—	—	—	—	—	—	—	—	—
Total multi-family real estate	$ 1,829	$ 8,735	$ 16,666	$ 13,344	$ 1,857	$ 2,604	$ 53	$ —	$ 45,088
One-to-four-family residential									
Performing	$ 3,345	$ 11,209	$ 11,459	$ 13,756	$ 6,035	$ 12,004	$ —	$ —	$ 57,808
Non-performing	—	—	—	—	—	—	—	—	—
Total one-to-four-family	$ 3,345	$ 11,209	$ 11,459	$ 13,756	$ 6,035	$ 12,004	$ —	$ —	$ 57,808
Consumer									
Performing	$ 162	$ 87	$ 138	$ 5	$ 53	$ —	$ 1,164	$ —	$ 1,609
Non-performing	—	—	—	—	—	—	—	—	—
Total consumer	$ 162	$ 87	$ 138	$ 5	$ 53	$ —	$ 1,164	$ —	$ 1,609
Total loans	$ 10,217	$ 27,247	$ 55,445	$ 52,652	$ 16,346	$ 21,824	$ 1,561	$ —	$ 185,292

Marathon Bancorp, Inc.

Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

The following table summarizes the aging of the past due loans by loan class within the portfolio segments as of June 30, 2025 and 2024:

| | Still Accruing | | | |
	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days Past Due	Nonaccrual Balance
June 30, 2025				
Commercial real estate	$ —	$ —	$ —	$ —
Commercial and industrial	—	—	—	—
Construction	—	—	—	—
One-to-four-family residential	252,723	—	—	66,645
Multi-family real estate	—	—	—	—
Consumer	—	—	—	—
Total	$ 252,723	$ —	$ —	$ 66,645

| | Still Accruing | | | |
	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days Past Due	Nonaccrual Balance
June 30, 2024				
Commercial real estate	$ —	$ —	$ —	$ —
Commercial and industrial	—	—	—	—
Construction	—	—	—	—
One-to-four-family residential	68,031	—	—	—
Multi-family real estate	—	—	—	—
Consumer	—	—	—	—
Total	$ 68,031	$ —	$ —	$ —

Individually Evaluated Loans

Loans that do not share common risk characteristics with other loans are evaluated individually and are not included in the collective analysis in accordance with ASC 326. Information for loans evaluated individually is set forth below.

The following table presents the amortized cost basis of loans on nonaccrual status and the amortized cost basis of loans on nonaccrual status for which there was no related allowance for credit losses as of June 30, 2025. There were no loans on nonaccrual as of June 30, 2024.

	Nonaccrual loans Without an Allowance For Credit Loss	Loans Past Due Over 90 Days Still Accruing	Interest Income Year Ended June 30, 2025
Commercial real estate	$ —	$ —	$ —
Commercial and industrial	—	—	—
Construction	—	—	—
One-to-four-family residential	66,645	—	2,492
Multi-family real estate	—	—	—
Consumer	—	—	—
Total loans	$ 66,645	$ —	$ 2,492

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

The following table presents the amortized cost basis of collateral-dependent loans by loan class as of June 30, 2025. There were no collateral-dependent loans as of June 30, 2024.

	June 30, 2025			
	Real Estate Secured Loans	Non-Real Estate Secured Loans	Total Collateral Dependent Loans	Allowance for Credit Losses-Loans
Commercial real estate	$ —	$ —	$ —	$ —
Commercial and industrial	—	—	—	—
Construction	—	—	—	—
One-to-four-family residential	66,645	—	66,645	—
Multi-family real estate	—	—	—	—
Consumer	—	—	—	—
Total	$ 66,645	$ —	$ 66,645	$ —

There were no loans modified to borrowers experiencing financial difficulty during the years ended June 30, 2025 and 2024.

The Company maintains a collateral pledge agreement with the FHLB covering secured advances whereby the Company has agreed to retain, free of all other pledges, liens, and encumbrances, commercial and industrial, commercial real estate, and one-to-four family residential and multi-family real estate loans. The pledged loans are discounted at a factor of 24% to 38% when aggregating the amount of loans required by the pledge agreement. The amount of eligible collateral was $70,573,734 and $92,177,419 as of June 30, 2025 and June 30, 2024, respectively. There was also FHLB stock of $1,329,413 pledged as of June 30, 2025 and 2024.

Note 5 -   Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	2025	2024
Land and land improvements	$ 924,155	$ 900,490
Buildings	4,011,870	3,937,675
Leasehold improvements	444,239	444,239
Furniture, fixtures, and equipment	1,619,391	1,559,338
Vehicles	27,658	27,658
Right-of-use-assets	443,111	529,366
	7,470,424	7,398,766
Less accumulated depreciation	(3,586,887)	(3,313,014)
	$ 3,883,537	$ 4,085,752

Depreciation expense totaled $295,003 and $244,904 for the years ended June 30, 2025 and 2024, respectively.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Note 6 -   Leases

The following tables present information about the Company's leases as of and for the years ended June 30, 2025 and 2024:

	As of June 30, 2025	As of June 30, 2024
Right-of-use-assets	$ 443,111	$ 529,366
Lease liability	439,928	524,973
Weighted average remaining lease term	4.73 years	6.05 years
Weighted average discount rate	2.99%	3.38%

	Year Ended June 30, 2025	Year Ended June 30, 2024
Operating lease costs	$ 125,295	$ 127,712
Short-term lease costs	39,480	38,280
Total lease costs	$ 164,775	$ 165,992
Cash paid for amounts included in measurement of lease liabilities	$ 124,056	$ 125,215

	As of June 30, 2025
Lease payments due	
Year ending June 30, 2026	$ 127,980
Year ending June 30, 2027	118,710
Year ending June 30, 2028	48,620
Year ending June 30, 2029	43,200
Year ending June 30, 2030	43,200
Thereafter	100,800
Total	482,510
Discount	42,582
Lease liability	$ 439,928

Note 7-   Foreclosed Assets

Real estate owned activity was as follows:

	Year Ended June 30, 2025	Year Ended June 30, 2024
Balance July 1,	$ 2,312,240	$ 2,312,240
Loans transferred to real estate owned	—	—
Capitalized expenditures	—	—
Direct write-downs	—	—
Sales of real estate owned	—	—
Net gain on sale of foreclosed assets	—	—
Balance June 30	$ 2,312,240	$ 2,312,240

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Activity in the valuation allowance is as follows:

	Year Ended June 30, 2025	Year Ended June 30, 2024
Balance July 1,	$ 937,100	$ —
Provisions charged to expense	378,767	937,100
Reductions from sales of real estate owned	—	—
Direct write-downs	—	—
Sales of real estate owned	—	—
Balance June 30	$ 1,315,867	$ 937,100

Expenses related to foreclosed assets are as follows:

	Year Ended June 30, 2025	Year Ended June 30, 2024
Balance July 1,	$ —	$ —
Net loss (gain) on sales	—	—
Provisions for unrealized losses	378,767	937,100
Operating expenses, net of rental income	50,361	97,492
Balance June 30	$ 429,128	$ 1,034,592

During the year ended June 30, 2023, the Company foreclosed on collateral supporting a construction loan which was valued at $2.3 million and was included in foreclosed assets (OREO), net. The valuation was based on independent appraisals subject to certain discounts less estimated costs to sell. A subsequent independent appraisal was obtained in April 2024 subject to certain discounts less estimated costs to sell. After adjusting for estimated costs to sell, the revised valuation was $1.4 million resulting in a provision for valuation allowance of $937,100 being recorded during the year ended June 30, 2024. An offer to sell the property for $1.1 million was accepted by the Company in August 2025 resulting in a provision for valuation allowance of $378,767 being recorded during the year ended June 30, 2025. The sale is subject to customary due diligence and has not closed as of September 26, 2025.

Note 8 -   Cash Surrender Value Life Insurance

The Company is the owner and the beneficiary of life insurance policies on certain directors and officers of the Company, with aggregate death benefits of approximately $18,196,382 as of June 30, 2025. The cash surrender value on the policies amounted to $9,242,673 and $8,972,785 as of June 30, 2025 and 2024, respectively.

Note 9 -   Deposits

The scheduled maturities of certificates of deposit are as follows:

Years Ending June 30,	
2026	$ 46,158,756
2027	14,786,940
2028	5,303,532
2029	385,235
2030	257,732
Thereafter	132,372
	$ 67,024,567

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Certificates of deposit that meet or exceed $250,000 at June 30, 2025 and 2024 were $22,842,303 (including brokered deposits of $12,035,000) and $23,317,115 (including brokered deposits of $13,434,000), respectively.

Note 10 - Borrowings

There was $15.0 million in borrowings from the Federal Home Loan Bank of Chicago (FHLB) as of June 30, 2025 and $13.0 million as of June 30, 2024. The borrowings at June 30, 2025 consisted of three - $5.0 million 5-year term callable putable advances with maturity dates in September 2028, October 2028 and February 2030 which have call dates beginning in September, 2025, October, 2025 and August 2025, respectively. These putable advances can be called quarterly until maturity at the option of the FHLB. If any advance is terminated requiring repayment prior to stated maturity, the FHLB will offer replacement funding at the then-prevailing rate of interest for an advance product then offered by the FHLB, subject to normal FHLB credit and collateral requirements.

The borrowings at June 30, 2024 consisted of a $3.0 million 6 month term advance maturing August 21, 2024 and two - $5.0 million 5-year term callable putable advances with maturity dates in August 2028 and December 2028 which have call dates beginning in September, 2024 and October, 2024. These putable advances can be called quarterly until maturity at the option of the FHLB. If any advance is terminated requiring repayment prior to stated maturity, the FHLB will offer replacement funding at the then-prevailing rate of interest for an advance product then offered by the FHLB, subject to normal FHLB credit and collateral requirements.

The Company maintains a collateral pledge agreement with the FHLB covering secured advances whereby the Company has agreed to retain, free of all other pledges, liens, and encumbrances, commercial, commercial real estate, and residential loans. The advances reprice daily at market rates. The pledged loans are discounted at a factor of 24% to 38% when aggregating the amount of loans required by the pledge agreement. The amount of eligible collateral was $70,573,734 and $92,177,419 as of June 30, 2025 and 2024, respectively. Based on eligible collateral, net of outstanding borrowings, the Company had available $54.8 million to borrow from the FHLB as of June 30, 2025. There was FHLB stock of $1,329,413 pledged as of June 30, 2025 and 2024. The Bank also has $17,487,584 available to borrow from the Federal Reserve Bank which is pledged by multi-family loans and an unsecured Federal Funds purchasing limit of $5.0 million with the Bank's correspondent bank as of June 30, 2025. There were no borrowings under these arrangements at June 30, 2025.

Information concerning FHLB advances is set forth below.

| | June 30, | |
	2025	2024
Balance at end of year	$ 15,000,000	$ 13,000,000
Maximum outstanding at any month end	$ 15,000,000	$ 23,000,000
Weighted average interest rate at end of year	3.66 %	4.19 %
Average interest rate during year	3.86 %	3.84 %

Note 11 - Related Party Transactions

In the ordinary course of business, the Company has granted loans to its principal officers, directors, and their affiliates. There were no such loans as of June 30, 2025 and 2024.

Deposits from related parties held by the Bank at June 30, 2025 and 2024, amounted to $600,042 and $824,439, respectively.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Note 12 - Income Taxes

Deferred tax asset and liability consist of the following components as of June 30, 2025 and 2024:

	2025	2024
Deferred tax asset		
Net operating loss	$ 545,725	$ 212,557
Allowance for credit losses	382,228	448,749
Available for sale debt securities	131,101	203,576
Lease liability	120,672	144,001
Equity compensation	9,425	6,162
Accrued expenses	55,632	43,792
Impairment of foreclosed assets, net	360,942	257,047
Other	212	21,536
Subtotal	1,605,937	1,337,420
Less valuation allowance	(665,008)	(321,355)
	940,929	1,016,065
Deferred tax liability		
Property and equipment	73,948	62,866
Mortgage servicing rights	200,385	213,038
Right-of-use-asset	121,545	145,205
Deferred loan costs	24,425	14,616
Subtotal	420,303	435,725
Net deferred tax asset	$ 520,626	$ 580,340

The provision for (benefit from) income taxes charged (credited) to income for the years ended June 30, 2025 and 2024, consist of the following:

	2025	2024
Current tax expense (benefit)	$ (18,794)	$ 79,248
Deferred tax expense (benefit)	(12,761)	(138,356)
	$ (31,555)	$ (59,108)

Income tax benefit was $32,000 for the year ended June 30, 2025, an decrease of $27,000, as compared to an income tax benefit of $59,000 for the year ended June 30, 2024. The decrease in income tax benefit was primarily related to an increase in income (loss) before income tax expense (benefit) when comparing the year ended June 30, 2025 and 2024. This increase was offset by a Wisconsin income tax provision of $112,000 related to a change in Wisconsin tax law that provides for a subtraction from the Bank's state taxable income for loan and fee interest income from certain commercial and agricultural loans. Based upon the provisions of this new state tax law, management determined that the Company was highly unlikely to incur a material Wisconsin tax liability in the foreseeable future, instead generating Wisconsin net operating loss carryforwards that would never be realized. Since the state rate at which net deferred tax assets are expected to be realized is 0%, the Company eliminated its state net deferred tax asset balances as of July 1, 2023, resulting in deferred tax expense of approximately $112,000 for the year ended June 30, 2024. A summary of income tax expense (recovery) compared to the federal income tax statutory rate is set forth below.

In accordance with ASC Topic 740, the Company evaluates on a quarterly basis, all evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. In conducting this evaluation, management explores all possible sources of taxable income available under existing tax laws

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

to realize the deferred tax asset beginning with the most objectively verifiable evidence first, including available carry back claims and viable tax planning strategies. If needed, management will look to future taxable income as a potential source. Management reviews the Company's current financial position and its results of operations for the current and preceding years. That historical information is supplemented by all currently available information about future years. The Company understands that projections about future performance are subjective. The Company recorded a valuation allowance of $665,000 as a complete offset of the state deferred tax impact associated with its net deferred tax assets. The deferred tax balance associated with the Company's Wisconsin net operating loss carryforward of $8.5 million existing as of June 30, 2025 was reduced to zero as a component of the valuation allowance. No federal valuation allowance was deemed necessary as of June 30, 2025.

A summary of income taxes compared to the federal income tax statutory rate is set forth below.

	2025	2024
At Federal statutory rate at 21%	$ 2,287	$ (51,681)
Adjustments resulting from:		
Tax exempt interest	(3,112)	(5,008)
Wisconsin change in tax law	-	112,058
Earnings and gain on bank owned life insurance	(56,676)	(52,245)
State tax, net of federal benefit	(305,847)	(321,355)
Equity compensation	6,115	23,534
Increase/decrease in valuation allowance	343,653	321,355
Other	(17,975)	(85,766)
Income tax expense (benefit)	$ (31,555)	$ (59,108)

Note 13 - Employee Benefit Plans

The Company provides a 401(k) salary deferral plan to substantially all employees. Employees are allowed to make voluntary contributions to the plan up to 15% of their compensation. In addition, the Company provides discretionary matching and profit-sharing contributions as well as a safe harbor contribution. Profit sharing expense charged to operations was $69,600 and $68,175 for the years ended June 30, 2025 and 2024, respectively.

Effective upon the completion of the Company's initial public stock offering in April 2021, the Company established an Employee Stock Ownership Plan ("ESOP") for all eligible employees. The ESOP used $873,970 in proceeds from a term loan obtained from the Company to purchase 87,397 shares of common stock in the initial public offering at a price of $10.00 per share. Also, as part of the Conversion, the Company sold 135,472 shares of its common stock to the ESOP at a price of $10.00 per share. The outstanding balance of the April 2021 ESOP loan ($777,212 and the new ESOP loan $1,354,720) were combined as of the date of the Conversion. The new ESOP loan will be repaid principally from the Company's contribution to the ESOP in annual payments through 2049 at a variable interest rate at the Bank's prime rate. Shares are released to participants on a straight-line basis over the loan term and allocated based on participant compensation. The Company recognizes compensation benefit expense as shares are committed for release at their current market price. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated shares, if applicable, are recorded as a reduction of retained earnings and dividends on unallocated shares are recorded as a reduction of debt. The Company recognized $61,667 (upon the release of 6,473 shares) and $33,936 (upon the release of 4,799 shares) of compensation expense related to this plan for the years ended June 30, 2025 and 2024. At June 30, 2025, there were 231,528 shares not yet released having an aggregate market value of approximately $2,306,019. Participants will become fully vested upon completion of three years of credited service. Eligible employees who were employed with the Company shall receive credit for vesting purposes for each year of continuous employment prior to adoption of the ESOP.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Note 14 - Self-Funded Health Insurance

The Company has established an employee medical benefit plan to self-insure claims up to $30,000 per plan year for each individual and with a stop-loss per plan year for participants in the aggregate of approximately $1,000,000. The Company and its covered employees contribute to the fund to pay the claims and stop-loss premiums. Medical benefit plan costs are expensed as incurred. Health insurance expense recorded for the years ended June 30, 2025 and 2024 was $524,764 and $512,595, respectively. The liability recognized for claims incurred but not yet paid was $17,722 and $83,557 as of June 30, 2025 and 2024, respectively. Management believes the recorded liability for health care costs is sufficient to cover estimated claims, including claims incurred but not yet reported.

Note 15 - Stock-Based Compensation

On May 24, 2022, the stockholders of Marathon Bancorp, Inc. approved the Company's 2022 Equity Incentive Plan (the "Plan"), which provides for the grant of stock-based awards to officers, employees and directors of the Company and Marathon Bank. Under provisions of the Plan, while active, awards may consist of grants of incentive stock options, nonqualified stock options, restricted stock and restricted stock units. Incentive stock options totaling 149,972 and restricted stock awards totaling 59,989 were authorized for award under the Plan. As a result of the Conversion, all existing stock options and restricted stock awards outstanding on April 21, 2025 were adjusted based on the exchange ratio of 1.3728-to-1 including those described below. The grant date exercise prices for stock options and fair values of restricted stock at grant date were adjusted downward based on the exchange ratio.

Stock Options

On June 28, 2022, a total of 100,481 stock option awards were granted to the Bank's directors, executive officers, senior officers and other officers (25,496 and 74,985 options were awarded to directors and employees, respectively). Director awards are considered non-qualified stock options while employee awards are considered incentive stock options. During the year ended June 30, 2023, a director and employee retired resulting in the forfeiture of 10,498 options. An additional 3,996 of options were forfeited by an employee during the year ended June 30, 2025. The awards vest ratably over five years (20% per year for each year of the participant's service with the Company) and will expire ten years from the date of the grant, or June 2032. The fair value of each option grant was established at the date of grant using the Black-Scholes option pricing model. The Black-Scholes model used the following weighted average assumptions: risk-free interest rate of 3.27%; volatility factors of the expected market price of the Company's common stock of 20.76%; weighted average expected lives of the options of 6.5 years; cash dividend yield of 0%. The expected term of the options is derived by using the simplified method as the Company has no relevant exercise experience from other stock-based compensation plans. Based upon these assumptions, the weighted average fair value of options granted was $3.33.

On May 16, 2023, a total of 53,992 stock option awards were granted to the Bank's directors, executive officers, senior officers and other officers (5,996 and 47,996 options were awarded to directors and employees, respectively). The fair value of each option grant was established at the date of grant using the Black-Scholes option pricing model. The Black-Scholes model used the following weighted average assumptions: risk-free interest rate of 3.53%; volatility factors of the expected market price of the Company's common stock of 20.71%; weighted average expected lives of the options of 6.5 years; cash dividend yield of 0%. The expected term of the options is derived by using the simplified method as the Company has no relevant exercise experience from other stock-based compensation plans. Based upon these assumptions, the weighted average fair value of options granted was $2.72.

Stock option expense amortized to expense for the years ended June 30, 2025 and 2024 was $63,387 and $65,050, respectively. At June 30, 2025, total unrecognized compensation expense related to stock options was $149,092, and will be amortized to expense over a period of 2.5 years. On June 28, 2025, there were 5,996 stock option awards granted to two employees. As of June 30, 2025, no future stock option awards remain under the Plan.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options prior to the expiration date. The intrinsic value can change based on fluctuations in the market value of the Company's stock.

A summary of stock option activity and related information for the years ended June 30, 2025 and 2024 is as follows.

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding, July 1, 2023	143,975	$ 7.51	9.33	$ 19,272
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding, June 30, 2024	143,975	7.51	8.33	142,337
Granted, June 28, 2025	5,996	8.13	10.00	-
Exercised	(1,749)	7.61	-	-
Forfeited	(3,996)	7.23	8.08	-
Outstanding, June 30, 2025	144,226	$ 7.52	7.34	$ 337,414
Exercisable, June 30, 2025	74,397	$ 7.64	7.26	$ 172,572

Restricted Stock

On June 28, 2022, a total of 55,191 restricted stock awards were granted to the Bank's directors, executive officers, senior officers and other officers under the Plan (13,198 and 41,993 shares were granted to directors and employees, respectively). On May 16, 2023, a total of 8,595 restricted stock awards were granted to the Bank's directors, executive officers, senior officers and other officers under the Plan (1,800 and 6,795 shares were granted to directors and employees, respectively). During the year ended June 30, 2023, a director and employee retired resulting in the forfeiture of 4,199 restricted stock awards. An additional 1,296 of restricted stock awards were forfeited by an employee during the year ended June 30, 2025. The restricted stock awards vest ratably over five years (20% per year for each year of the participant's service with the Company). Restricted stock expense was $92,795 and $94,050 for the years ended June 30, 2025 and 2024, respectively. At June 30, 2025, future compensation expense related to non-vested restricted stock outstanding was $198,642 which will be amortized over a remaining period of 2.5 years. On June 28, 2025, there were 402 shares of restricted stock granted to two employees. As of June 30, 2025, no restricted stock awards remain under the Plan.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

A summary of restricted stock activity and related information for the years ended June 30, 2025 and 2024, is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding, July 1, 2023	49,394	$ 7.85
Vested	(11,919)	7.89
Forfeited	-	-
Outstanding, June 30, 2024	37,475	7.83
Granted, June 28, 2025	402	7.28
Vested	(11,529)	10.00
Forfeited	(1,269)	7.81
Outstanding, June 30, 2025	25,079	$ 10.75

Note 16 - Accumulated Other Comprehensive Loss

The changes in accumulated other comprehensive loss by component for the years ended June 30, 2025 and 2024, follows:

	Unrealized Gains and Losses on Available for Sale Debt Securities	Unrealized Losses on Held to Maturity Debt Securities	Total
June 30, 2025			
Balance, beginning of period	$ (712,843)	$ (39,945)	$ (752,788)
Other comprehensive income before reclassifications (net of tax)	272,643	—	272,643
Amortization of amounts transferred from debt securities available for sale to securities held to maturity (a)	—	5,324	5,324
Reclassification adjustment for amortization of stranded tax effect from change in tax legislation (b)	(11,109)	—	(11,109)
Balance, end of period	$ (451,309)	$ (34,621)	$ (485,930)

(a) The reclassification adjustment is reflected in the Consolidated Statement of Income (Loss) as Interest Income - Debt Securities.
(b) The reclassification adjustment is included in the Consolidated Statements of Income (Loss) as Other Expenses.

	Unrealized Gains and Losses on Available for Sale Debt Securities	Unrealized Losses on Held to Maturity Debt Securities	Total
June 30, 2024			
Balance, beginning of period	$ (739,982)	$ (44,875)	$ (784,857)
Other comprehensive income before reclassifications (net of tax)	37,611	—	37,611
Amortization of amounts transferred from debt securities available for sale to securities held to maturity (a)	—	4,930	4,930
Amounts reclassified from accumulated other comprehensive income, net of tax (b)	(10,472)	—	(10,472)
Balance, end of period	$ (712,843)	$ (39,945)	$ (752,788)

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

(a) The reclassification adjustment is reflected in the Consolidated Statement of Income as Interest Income - Debt Securities.

(b) The reclassification adjustment is included in the Consolidated Statements of Income (Loss) as Other Expenses.

Note 17 - Minimum Regulatory Capital Requirements

Bank regulatory authorities in the United States issue risk-based capital standards. These capital standards relate a banking company's capital to the risk profile of its assets and provide the basis by which all banking companies and banks are evaluated in terms of capital adequacy.

The risk-based capital standards require financial institutions to maintain: (a) a minimum ratio of common equity tier 1 ("CET1") to risk weighted assets of at least 4.5%, (b) a minimum ratio of tier 1 capital to risk-weighted assets of at least minimum leverage ratio of 3.0%, calculated as the ratio of tier 1 capital balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter). In addition, the rules also limit a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" of 2.5% above the minimum standards stated in (a) - (c) above.

In September 2019, the FDIC finalized a rule to simplify the capital calculation for qualifying community banking organizations (i.e., the community bank leverage ratio ("CBLR")), as required by the Economic Growth, Regulatory Relief and Consumer Protection Act. The CBLR framework is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework. A qualifying community bank may elect to utilize the CBLR in lieu of the general capital requirements and will be considered well capitalized if it exceeds the minimum CBLR of 9.0%. The CBLR framework also provides a two-quarter grace period for qualifying banks whose leverage ratio falls no more than 1.00% below the required ratio for that reporting quarter. The Bank opted into the CBLR framework as of June 30, 2025 and June 30, 2024.

As of June 30, 2025 and June 30, 2024, management believes the Bank has met all capital adequacy requirements to which it is subject. As of June 30, 2025 and June 30, 2024, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes has changed the Bank's category.

The Bank's actual capital amounts and ratios are presented in the following table (dollars in thousands):

	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2025			(Dollars in thousands)			
Tier I Capital to Average Assets	$ 36,299	15.21 %	$ 19,092 >	8.0 %	$ 21,479 >	9.0 %

	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2024			(Dollars in thousands)			
Tier I Capital to Average Assets	$ 29,380	13.04 %	$ 18,025 >	8.0 %	$ 20,278 >	9.0 %

A Wisconsin state-chartered savings bank is required by state law to maintain minimum net worth in an amount equal to at least 6.0% of its total assets. At June 30, 2025, the Bank's net worth was $36,141,469 and general loan loss reserve was $1,708,269, totaling 15.86% of total assets, which meets the state of Wisconsin's minimum net worth requirements. At

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

June 30, 2024, the Bank's net worth was $28,955,130 and general loan loss reserve was $1,797,116 totaling 13.91% of total assets, which meets the state of Wisconsin's minimum net worth requirements.

Note 18 - Commitments and Contingent Liabilities

The Company is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

At June 30, 2025 and 2024, the following financial instruments were outstanding where contract amounts represent credit risk:

	June 30, 2025	June 30, 2024
Commitments to grant loans	$ 4,790,000	$ 1,341,500
Unused commitments under lines of credit	6,346,008	3,691,619
MPF credit enhancements	735,448	658,008

Commitments to grant loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Of the outstanding commitments to grant loans at June 30, 2025, 98.23% were at fixed interest rates and 1.77% were at variable interest rates. Of the outstanding commitments to grant loans at June 30, 2024, 19% were at fixed interest rates and 81% were at variable interest rates.

Mortgage Partnership Finance (MPF) credit enhancements allow the Company to share the credit risk associated with home mortgage finance with Federal Home Loan Bank (FHLB). MPF provides the Company the ability to originate, sell, and service fixed-rate, residential mortgage loans, and receive a Credit Enhancement Fee based on the performance of the loans. FHLB manages the liquidity, interest rate, and prepayment risks of the loans while the Company manages the credit risk of the loans. The Company will incur an obligation on a foreclosure loss only after a foreclosure loss exceeds the borrower's equity, any private mortgage insurance, and the funded first loss account. Based on the delinquency results for states where properties are located and the Company's historical loss experience, the estimated foreclosure losses are immaterial.

The Company, from time to time, may be a defendant in legal proceedings relating to the conduct of its banking business. Most of such legal proceedings are a normal part of the banking business and, in management's opinion, the financial condition and results of operations of the Company would not be materially affected by the outcome of such legal proceedings.

Note 19 - Fair Value of Assets and Liabilities

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including

Marathon Bancorp, Inc.

Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

the discount rate and estimate of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Fair value accounting guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

In accordance with this guidance, the Company groups its financial assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value.

> Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

> Level 2 – Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

> Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table sets forth assets and liabilities measured at fair value on a recurring basis at June 30, 2025 and 2024:

	Total	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
June 30, 2025				
Available for sale debt securities				
States and municipalities	$ 449,316	$ —	$ 449,316	$ —
Mortgage-backed	858,762	—	858,762	—
Corporate bonds	3,893,201	—	2,283,201	1,610,000
Total assets	$ 5,201,279	$ —	$ 3,591,279	$ 1,610,000

Marathon Bancorp, Inc.

Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

	Total	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
June 30, 2024				
Available for sale debt securities				
States and municipalities	$ 685,588	$ —	$ 685,588	$ —
Mortgage-backed	1,292,907	—	1,292,907	—
Corporate bonds	4,628,266	—	3,168,266	1,460,000
Total assets	$ 6,606,761	$ —	$ 5,146,761	$ 1,460,000

For those available for sale debt securities where quoted prices are unavailable, fair values are calculated based on market prices of similar securities and, therefore, are classified as Level 2 within the valuation hierarchy.

Under certain circumstances the Company may make adjustments to fair value for assets and liabilities although they are not measured at fair value on an ongoing basis. The Company had Level 3 financial assets measured at fair value on a nonrecurring basis and recurring basis, which are summarized below:

Non-Recurring

	June 30, 2025	June 30, 2024	Valuation Technique	Unobservable Input	Range (Weighted Avg.)
Foreclosed assets (OREO), net	$ 996,373	$ 1,375,140	Collateral valuation	Discount from market value	2025:10%-75%
					2024:10%-75%
Collateral dependent financial assets	$ 66,645	—	Appraisal	Discount from market value	0%

Recurring

The following table represents changes in the Company's available for sale debt securities measured at fair value on a recurring basis using unobservable inputs (Level 3). The Company had one investment security measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at June 30, 2025 and 2024. The investment is valued on a quarterly basis by a third-party valuation expert. The Level 3 valuation is based on the 5/30 swap curve, floated at 1%, which is considered a significant unobservable input.

Balance at July 1, 2023	$ 1,580,000
Unrealized (losses) included in other comprehensive income (loss)	(120,000)
Balance at June 30, 2024	1,460,000
Unrealized (losses) included in other comprehensive income (loss)	150,000
Balance at June 30, 2025	$ 1,610,000

Marathon Bancorp, Inc.

Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Financial Disclosures about Fair Value of Financial Instruments

Accounting guidance requires disclosures of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments and all non-financial instruments are excluded from the scope of the guidance.

The estimated fair values of financial instruments are as follows:

	June 30, 2025		June 30, 2024	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets				
Cash and due from banks	$ 2,242,736	$ 2,242,736	$ 2,977,438	$ 2,977,438
Federal funds sold	12,143,000	12,143,000	7,495,000	7,495,000
Interest bearing deposits in other financial institutions	237,247	237,247	199,888	199,888
Available for sale debt securities	5,201,279	5,201,279	6,601,761	6,601,761
Held to maturity debt securities	483,787	373,568	510,276	510,276
Loans, net	200,795,706	195,176,000	183,447,633	172,191,000
Investment in restricted stock	1,329,413	1,329,413	1,329,413	1,329,413
Accrued interest receivable	667,686	667,686	597,768	597,768
Financial Liabilities				
Deposits	$ 175,240,826	$ 174,732,000	$ 172,980,754	$ 156,433,000
Federal Home Loan Bank (FHLB) advances	15,000,000	15,000,000	13,000,000	13,000,000
Accrued interest payable	270,693	270,693	287,072	287,072

The methods and assumptions that were used to estimate the fair value of financial assets and financial liabilities that are measured at fair value on a recurring and non-recurring basis have been previously disclosed. A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below:

Cash and due from banks – Due to their short-term nature, the carrying amount of cash and due from banks approximates fair value and is categorized in level 1 of the fair value hierarchy.

Federal funds sold – Due to their short-term nature, the carrying amount of federal funds sold approximates the fair value and is categorized in level 1 of the fair value hierarchy.

Interest bearing deposits in other financial institutions – Due to their short-term nature, the carrying amount of interest-bearing deposits in other financial institutions approximates fair value and is categorized in level 1 of the fair value hierarchy.

Available for sale securities – For those available for sale debt securities where quoted prices are unavailable, fair values are calculated based on market prices of similar securities and, therefore, are classified as Level 2 within the valuation hierarchy. For those available for sale debt securities where market prices of similar securities are not available because of the lack of observable market data, they are valued on a quarterly basis by a third party valuation expert and, therefore, are classified as Level 3 within the valuation hierarchy.

Held to maturity debt securities – The fair value is estimated using quoted market prices or by pricing models and is categorized as level 2 of the fair value hierarchy.

Loans – The fair value of variable rate loans that reprice frequently are based on carrying values. The fair value of other loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and is categorized in level 3 of the fair value hierarchy.

Loans held for sale – Fair value is based on commitments on hand from investors or prevailing market prices and is categorized in level 2 of the fair value hierarchy. Loans held for sale are included in loans, net above.

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Investments in restricted stock – No secondary market exists for FHLB stock. The stock is bought and sold at par by the FHLB and management believes the carrying amount approximates fair value and is categorized in level 2 of the fair value hierarchy.

Accrued interest receivable – Due to their short-term nature, the carrying amount approximates fair value and is categorized in level 1 of the fair value hierarchy.

Deposits – Fair value of deposits with no stated maturity, such as demand deposits, savings, and money market accounts, by definition, is the amount payable on demand on the reporting date. Fair value of fixed rate time deposits is estimated using discounted cash flows applying interest rates currently offered on similar time deposits. Deposits are categorized in level 2 of the fair value hierarchy.

Federal Home Loan Bank (FHLB) advances – The carrying amount approximates fair value and is categorized in level 2 of the fair value hierarchy.

Accrued interest payable – Due to their short-term nature, the carrying amount approximates fair value and is categorized in level 1 of the fair value hierarchy.

The estimated fair value of fee income on letters of credit at June 30, 2024 and 2023 is insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at June 30, 2024 and 2023.

Note 20 -   Parent Company Only Financial Information

The following condensed financial statements summarize the financial position and results of operations and cash flows of the parent holding company, Marathon Bancorp, Inc., as of June 30, 2024 and 2023 and for the years then ended.

Parent Only Condensed Balance Sheets

	June 30,	
	2025	**2024**
Assets		
Cash in bank subsidiary	$ 7,263,654	$ 3,374,104
Investment in subsidiary, at underlying equity	36,141,469	28,955,130
Loan receivable-ESOP	2,131,932	794,906
Other assets	184,730	52,700
Total Assets	$ 45,721,785	$ 33,176,840
Liabilities and Stockholders' Equity		
Liabilities:		
Due to subsidiary bank	$ -	$ 1,870,281
Other liabilities	12,563	11,775
Total liabilities	12,563	1,882,056
Stockholders' equity:		
Total stockholders' equity	45,709,222	31,294,784
Total liabilities and stockholders' equity	$ 45,721,785	$ 33,176,840

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Parent Only Condensed Statements of Income

	Years Ended June 30,			
	2025		**2024**	
Interest income:				
Income on ESOP loan	$	48,341	$	26,233
Total interest income		48,341		26,233
Non-interest expenses:				
Other non-interest expense		(433,207)		(97,863)
Total non-interest expense		(433,207)		(97,863)
Loss before income tax benefit		(384,866)		(71,630)
Income tax benefit		(76,639)		(15,923)
Loss before equity in undistributed earnings (loss) of bank		(308,227)		(55,707)
Equity in undistributed earnings (loss) of bank		350,672		(131,287)
Net income (loss)	$	42,445	$	(186,994)

Marathon Bancorp, Inc.
Notes to the Consolidated Financial Statements
June 30, 2025 and 2024

Parent Only Condensed Statements of Cash Flows

	Years Ended June 30,	
	2025	**2024**
Cash flows from operating activities:		
Net income (loss)	$ 42,445	$ (186,994)
Adjustments to reconcile net income to net cash used in operating activities:		
Equity in undistributed income (loss) of bank	(350,672)	131,287
Increase in other assets	(132,030)	(11,873)
Increase in other liabilities	788	8,123
Net cash used in operating activities	(439,469)	(59,457)
Cash flows from investing activities:		
Principal payments on loan receivable-ESOP	17,694	24,505
Cash received from MHC in conversion	100,000	-
Net cash provided by investing activities	117,694	24,505
Cash flows from financing activities:		
Net cash proceeds from stock offering	15,210,356	-
Exercise of stock options	13,314	-
Distribution to bank subsidiary	(7,705,179)	
Purchase of ESOP shares	(1,354,720)	
Purchase and retirement of treasury stock	(82,165)	(156,220)
Advance from (repayment of) advance from subsidiary bank	(1,870,281)	191,172
Net cash provided by financing activities	4,211,325	34,952
Net change in cash and cash equivalents	3,889,550	-
Cash and cash equivalents-beginning of year	3,374,104	3,374,104
Cash and cash equivalents-end of year	$ 7,263,654	$ 3,374,104

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A: CONTROLS AND PROCEDURES

Disclosure controls and procedures are the controls and other procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must necessarily reflect the fact that there are resource constraints and that management is required to apply its judgement in evaluating the benefits of possible controls and procedures relative to their costs.

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Rules 13a-15 and 15d-15(e) under the Exchange Act as of June 30, 2025. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2025, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control over Financial Reporting

Management of Marathon Bancorp, Inc. is responsible for establishing and maintaining effective internal control over financial reporting.

Management evaluates the effectiveness of internal control over financial reporting and tests for reliability of recorded financial information through a program of ongoing internal audits. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the Company's internal control over financial reporting as of June 30, 2025, as required by Section 404 of the Sarbanes-Oxley Act of 2002, based on the criteria for effective internal control over financial reporting described in the "2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring

Organizations of the Treadway Commission." Based on this assessment, management concludes that, as of June 30, 2025, the Company's internal control over financial reporting is effective.

There were no changes made in our internal controls during the quarter ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

This Annual Report does not include an attestation report of the independent registered public accounting firm because Marathon Bancorp, Inc. is an emerging growth company.

ITEM 9B: OTHER INFORMATION

During the fourth fiscal quarter of 2025, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as that term is used in SEC regulations.

ITEM 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) Information concerning the directors of the Company is incorporated herein by reference to Proposal I of the Company's Proxy Statement for the Annual Meeting of Stockholders.

(b) Information concerning the officers and directors compliance with Section 16(a) of the Securities Exchange Act is incorporated herein by reference to the Company's Proxy Statement for the Annual Meeting of Stockholders under the caption "Delinquent Section 16(a) Reports".

(c) Information concerning the Company's Code of Ethics is incorporated herein by reference to the Company's Proxy Statement for the Annual Meeting of Stockholders under the caption "Code of Ethics for Senior Officers".

(d) Information concerning the Company's Audit Committee and "financial expert" thereof is incorporated herein by reference to the Company's Proxy Statement for the Annual Meeting of Stockholders under the caption "Audit Committee".

(e) Set forth below is information concerning the Executive Officers of the Company at June 30, 2025.

Name	Age	Positions Held With the Company/Bank
Nicholas W. Zillges	49	President and Chief Executive Officer
Nora Spatz	69	Executive Vice President and Chief Administrative Officer
Michelle Knopf	55	Executive Vice President/Chief Operating Officer
Joy Selting-Buchberger	57	Senior Vice President and Chief Financial Officer
Terry Cornish	57	Senior Vice President and Chief Credit Officer

ITEM 11: EXECUTIVE COMPENSATION

(a) Information with respect to management compensation and transactions required under this item is incorporated by reference hereunder in the Company's Proxy Statement for the Annual Meeting of Stockholders under the captions "Executive Compensation," "Agreements and Benefit Plans" and "Compensation Committee".

(b) Information concerning director compensation is incorporated herein by reference to the Company's Proxy Statement for the Annual Meeting of Stockholders under the caption "Directors' Compensation" and "Directors Fees".

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference hereunder in the Company's Proxy Statement for the Annual Meeting of Stockholders under the caption "Voting Securities and Principal Holders."

Securities Authorized for Issuance under Stock-Based Compensation Plans

The following table presents certain information regarding our Equity Compensation Plan in effect as of June 30, 2025.

Plan	Number of securities to be issued upon exercise of outstanding options and rights (1)	Weighted average exercise price (1)	Number of securities remaining available for issuance under the plan
Equity compensation plans approved by stockholders	144,226	$ 10.32	—
Equity compensation plans not approved by stockholders	—	—	—
Total	144,226	$ 10.32	—

(1) Share amounts and the weighted average exercise price reflect the 1.3728 exchange ratio applied in the Conversion.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference hereunder in the Company's Proxy Statement for the Annual Meeting of Stockholders under the captions "Board Independence" and "Transactions with Certain Related Persons".

ITEM 14: PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference hereunder by reference to Proposal II in the Company's Proxy Statement for the Annual Meeting of Stockholders.

PART IV

ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1)   Financial Statements-The Company's consolidated financial statements, for the years ended June 30, 2025 and 2024, together with the Report of Independent Registered Public Accounting Firm are filed as part of this Form 10-K report. See "Item 8: Financial Statements and Supplementary Data."

(a)(2)   Financial Statement Schedules- All financial statement schedules have been omitted as the required information is inapplicable or has been included in "Item 7: Management Discussion and Analysis of Financial Condition and Results of Operations."

3.1   Amended and Restated Articles of Incorporation

3.2   Bylaws of Marathon Bancorp, Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of Marathon Bancorp, Inc. (File No. 333-251314), initially filed with the Securities and Exchange Commission on December 11, 2020)

4.1   Form of Common Stock Certificate of Marathon Bancorp, Inc. (incorporated by reference to Exhibit 4 to the Registration Statement on Form S-1 of Marathon Bancorp, Inc. (File No. 333-251314), initially filed with the Securities and Exchange Commission on December 11, 2020)

4.2   Description of Securities of Marathon Bancorp, Inc. (incorporated by reference to Exhibit 4.2 of the Marathon Bancorp, Inc. Annual Report on Form 10-K for the year ended June 30, 2021, filed with the Securities and Exchange Commission on September 28, 2021.

10.1   Employment Agreement between Marathon Bank and Nicholas W. Zillges, dated April 14, 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Marathon Bancorp, Inc. (File No. 000-56269), filed with the Securities and Exchange Commission on April 19, 2021) †

10.2   Change in Control Agreement between Marathon Bank and Nora Spatz, dated April 14, 2021 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Marathon Bancorp, Inc. (File No. 000-56269), filed with the Securities and Exchange Commission on April 19, 2021) †

10.3   Change in Control Agreement between Marathon Bank and Michelle Knopf, dated April 14, 2021 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Marathon Bancorp, Inc. (File No. 000-56269), filed with the Securities and Exchange Commission on April 19, 2021) †

10.4   2022 Equity Incentive Plan (incorporated by reference to Appendix A to the Proxy Statement for the Special Meeting of Stockholders filed with the Securities and Exchange Commission on April 18, 2022 (file No. 000-56269)) †

10.5   Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 (file No. 333-265879) filed with the Securities and Exchange Commission on June 28, 2022) †

10.6   Form of Incentive Stock Option Award Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-8 (file No. 333-265879) filed with the Securities and Exchange Commission on June 28, 2022) †

10.7   Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-8 (file No. 333-265879) filed with the Securities and Exchange Commission on June 28, 2022) †

10.8   Change in Control Agreement between Marathon Bank and Joy C. Selting-Buchberger, dated April 14, 2021 (incorporated by reference to Exhibit 10.8 of the Marathon Bancorp, Inc. Annual Report on Form 10-K for the year ended June 30, 2023, filed with the Securities and Exchange Commission on September 20, 2023) †

19   Insider Trading Policy

21	Subsidiaries of Registrant
23	Consent of Bonadio & Co., LLP
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Policy Relating to Recovery of Erroneously Awarded Compensation
101	The following materials from Marathon Bancorp, Inc.'s Annual Report on Form 10-K, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Stockholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to the Consolidated Financial Statements
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
†	Management contract or compensation plan or arrangement.

ITEM 16: FORM 10-K SUMMARY

None.

Signatures

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marathon Bancorp, Inc.

Date: September 26, 2025 By: /s/ Nicholas W. Zillges
Nicholas W. Zillges
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Nicholas W. Zillges Nicholas W. Zillges	President, Chief Executive Officer and Director (Principal Executive Officer)	September 26, 2025
/s/ Joy C. Selting-Buchberger Joy C. Selting-Buchberger	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 26, 2025
/s/ Amy Zientara Amy Zientara	Chairwoman	September 26, 2025
/s/ Thomas Grimm Thomas Grimm	Director	September 26, 2025
/s/ Timothy R. Wimmer Timothy R. Wimmer	Director	September 26, 2025
/s/ Ann M. Werth Ann M. Werth	Director	September 26, 2025



Dear Fellow Stockholders,

The past fiscal year presented both challenges and opportunities for the bank. We continued to navigate market volatility, specifically its impact on interest rate management. Broader economic concerns, including geopolitical tension, domestic turmoil, and localized economic change, also impacted the markets we serve.

As market conditions began to stabilize near the end of calendar year 2024, the bank determined it was the ideal time to proceed with its second-step conversion from a mutual holding company to a full public stock holding company. We believed that indications of imminent interest rate reductions, coupled with an easing of the regulatory environment, would again position community banks for growth. This optimism for an economic recovery helped us pivot from the challenges of previous years.

With this strategic focus, fiscal year 2025 was a tale of two halves. The first half involved maintaining a conservative approach to lending due to potentially unfavorable market conditions for community banks. The second half, however, saw a strategic pivot to growth and opportunity as favorable conditions began to return to our markets.

Having executed this strategy, the bank completed its conversion and stock offering in April 2025. This resulted in the sale of 1,693,411 new common shares along with the exchange of existing minority shares for new common shares based on an exchange ratio of 1.3728 for each minority share. The offering successfully raised $16.9 million in gross proceeds. This significantly added to the bank's already well-capitalized levels, establishing a stronger capital position for growth and expansion across our markets.

Modest earnings for the year were a direct result of the bank's strategic shift. The first half involved exercising a cautious approach in our lending due to market and interest rate uncertainty, which meant operating with a smaller balance sheet. The second half results, while demonstrating higher operating performance, reflected an additional OREO impairment at the end of the fiscal year. Despite this short-term expense, results from the fourth quarter of fiscal 2025 show the performance trendline is already improving. This reaffirms that the second-step conversion was the right strategy to provide the Bank a pathway for continued growth.

As we enter this new growth period, we expect to continue our distinct approach to the two markets we serve. The Wausau marketplace remains our home base, driven by more traditional community and retail banking, while we continue our business banking focus in our Southeastern Wisconsin marketplace. This dual approach gives us the benefit of a diverse balance sheet and allows us to be adaptable as market conditions change.

Although the past year was one of change and preparation for new opportunities, we remain aware of the challenges ahead. The primary challenge continues to be the direction and pace of interest rate movements. Regardless, we feel confident and prepared for the marketplace this coming year and have put the pieces in place to be ready when opportunities present themselves.

Your management team, Board of Directors, and the bank staff are looking forward to this next year, and we thank you for your continued support and trust in us.

Sincerely,

Nicholas W. Zillges
President & CEO
Marathon Bancorp, Inc.